As filed with the Securities and Exchange Commission on July 18, 2025

1933 Act Registration No. 333-273363
1940 Act Registration No. 811-23889

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		☒

Pre-Effective Amendment No.		☐

Post-Effective Amendment No. 2		☒
and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		☒

Amendment No. 4		☒

JACKSON CREDIT OPPORTUNITIES FUND
(Exact Name of Registrant as Specified in Charter)

1 Corporate Way, Lansing, Michigan 48951
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (517) 381-5500 with a copy to:
	Emily J. Bennett, Esq.	Ropes & Gray LLP
	Jackson Credit Opportunities Fund	32nd Floor
	1 Corporate Way	191 North Wacker Drive
	Lansing, Michigan 48951	Chicago, Illinois 60606
Attn: Paulita A. Pike, Esq.

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☐
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)
☒	on July 21, 2025 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: (_____).

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: (_____).

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: (_____).

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Calculation of Registration Fee Under the Securities Act of 1933

Pursuant to the provisions of Rule 24f-2 under the Investment Company Act, the Fund declares that an indefinite number of its shares of beneficial interest are being registered under the Securities Act of 1933 by this Registration Statement.  Payment for registration of future shares of beneficial interest of the Fund will be provided using Form 24F-2.

Explanatory Note
This Post-Effective Amendment to the Registration Statement on Form N-2 of Jackson Credit Opportunities Fund (the “Fund”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, to make changes to the Fund’s Prospectus (Part A), Statement of Additional Information (Part B), and Other Information (Part C).

PROSPECTUS DATED JULY 21, 2025

PROSPECTUS

Jackson Credit Opportunities Fund

Class A (JCOAX)

Class I (JCOFX)

Prospectus Dated July 21, 2025

Jackson Credit Opportunities Fund (the “Fund”) is a Massachusetts business trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The Fund’s investment objective is to seek total return with an emphasis on current income.

To pursue its objective, the Fund employs a relative value framework to asset allocation across various credit strategies managed by various investment professionals at Neuberger Berman Investment Advisers LLC, the Fund’s sub-adviser (“Sub-Adviser”), with the flexibility to adjust exposures subject to changes in market conditions. The Fund allocates its assets across credit-oriented sectors and across the liquidity spectrum (e.g., liquid, less liquid and illiquid) in securities of corporate issuers (direct lending, syndicated bank loans, high-yield bonds, investment grade bonds), sovereign issuers, insurance-linked securities, asset-based loans, securitized loans, and emerging market debt. Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings made for investment purposes) in a portfolio of public and private debt securities and derivatives and other instruments designed to provide exposure to such securities. The Fund invests in a variety of credit categories including corporate credit of issuers globally, including emerging markets. The Fund invests in credit securities and instruments across the credit spectrum, including, without limitation, below investment grade debt (commonly known as “junk bonds”) and debtor-in-possession financings. Investments may also include structured credit instruments, insurance-linked instruments such as catastrophe bonds (“CAT Bonds”) and privately negotiated credit securities and loans, including asset-based lending, corporate lending and real asset debt, including residential and commercial mortgages.

The Fund cannot guarantee that it will meet its investment objective. Investing in the Fund involves a high degree of risk. See “Principal Risks” and “Limits of Risk Disclosure”.

	Class A Shares	Class I Shares
Public Offering Price[1]	Current NAV	Current NAV
Sales Charge (Load)[2]	5.75%	None
Proceeds to the Fund	Amount Invested at Current NAV minus Sales Charge	Amount Invested at Current NAV

[1]	An unlimited number of shares are offered by Jackson National Life Distributors LLC, as the principal underwriter of the Fund’s shares, on a best-efforts basis. Generally, the stated minimum investment in the Fund is $10,000 for Class A Shares and $1,000,000 for Class I Shares, which stated minimum may be reduced for certain investors. See “Purchasing Shares” below.
[2]	Investments in Class A Shares of the Fund are sold subject to a sales charge of up to 5.75% of the investment. For some investors, the sales charge may be waived or reduced, see “Purchasing Shares” below. The full amount of the sales charges may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund.

This prospectus (the “Prospectus”) applies to the offering of two separate classes of shares of beneficial interest (“Shares”) in the Fund, designated as Class A Shares and Class I Shares. The Fund has received exemptive relief from the Securities and Exchange Commission (“SEC”) that permits the Fund to offer more than one class of Shares. As of the date of this Prospectus, Class A Shares are not offered to investors. The Fund’s Class I Shares are generally offered at the net asset value (“NAV”) per Share on each regular business day. The Fund has registered an unlimited number of Shares for sale under the registration statement to which this Prospectus relates. The Fund reserves the right to reject a purchase order for any reason.

Shareholders of the Fund (“Shareholders”) do not have the right to redeem their Shares. However, in order to provide some liquidity to Shareholders, the Fund has adopted a fundamental policy to conduct quarterly repurchase offers for a portion of its outstanding Shares. Subject to applicable law and approval of the Fund’s Board of Trustees, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase no less than 5% of the Fund’s outstanding Shares at the applicable NAV per Share, reduced by any applicable repurchase fee. Written notification of each quarterly repurchase offer will be sent to Shareholders at least twenty-one (21) and no more than forty-two (42) days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The date on which the Fund’s NAV applicable to a repurchase offer is calculated will occur no later than fourteen (14) days after the Repurchase Request Deadline (or the next business day if the fourteenth calendar day is not a business day). If a repurchase offer is oversubscribed, the Fund may repurchase shares on a pro rata basis and Shareholders may only be able to have a portion of their Shares repurchased.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire. See “Quarterly Repurchase Offers” and “Principal Risks— Repurchase Offers Risk” below and “Fundamental Policies” in the Fund’s statement of additional information (the “SAI”).

In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the distributions made to you by the Fund may constitute a return of your capital and will lower your tax basis in your Shares. Distributions may contain a return of capital and that final tax determination of distributions cannot be made until a Form 1099-B is delivered. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the proceeds from the offering of Shares, including any fees payable to Jackson National Asset Management, LLC, the Fund’s investment adviser.

Shares are speculative and illiquid securities involving substantial risk of loss. An investment in the Fund is subject to, among others, the following risks:

●	An investor in Class A Shares will pay a sales load of up to 5.75% on the amounts invested. If you pay the maximum aggregate 5.75% for sales load, you must experience a total return on your net investment of 6.10% in order to recover these expenses.
●	Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Shares will develop.
●	You should generally not expect to be able to sell your Shares (other than through the repurchase process), regardless of how the Fund performs.
●	Although the Fund is required to implement a Share repurchase program, only a limited number of Shares will be eligible for repurchase by the Fund.
●	Although the Fund will offer to repurchase Shares from time to time, Shares will not be redeemable at a Shareholder’s option nor will they be exchangeable for shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate all of his or her Shares.
●	Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.
●	Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during a market downturn.
●	The Fund intends to invest primarily in debt securities of private companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
●	Privately held companies and below-investment-grade instruments (“junk bonds”) in which the Fund will invest will be difficult to value and are illiquid.
●	The amount of distributions that the Fund may pay, if any, is uncertain.
●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors, if any.
●	Shares are speculative and involve a high degree of risk, including the risk associated with leverage. See “Principal Risks—Leverage.”

This Prospectus provides concisely the important information that you should know about the Fund before investing. You should read this Prospectus carefully and retain it for future reference. Additional information about the Fund, including the SAI, dated July 21, 2025, has been filed with the SEC. You can request a copy of the SAI and annual and semi-annual reports of the Fund (when available) without charge on the Fund’s website (https://www.jackson.com/interval-funds.html), by writing to the Fund at P.O. Box 2175, Milwaukee, Wisconsin 53201, or by calling the Fund toll-free at 1-877-545-0041. You may also call the Fund’s toll-free telephone number to request other information about the Fund or to make shareholder inquiries. The SAI is incorporated by reference into this Prospectus in its entirety. You can view information about the Fund, including the SAI and the Fund’s audited financial statements appearing in the Fund’s annual report to shareholders, when available, on the SEC’s website (http://www.sec.gov).

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown above. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Important note: As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will not be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website (https://www.jackson.com/interval-funds.html), and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive all reports in paper free of charge. If you invest through a financial intermediary, you may contact your financial intermediary to request that you receive paper copies of your shareholder reports. If you invest directly with the Fund, you may call 1-877-545-0041 or send an email request to jacksonfunds@umb.com to let the Fund know you wish to receive paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held within the fund complex if you invest directly with the Fund.

Jackson National Life Distributors LLC (the “Distributor” or “JNLD”) acts as the distributor for the Shares. In addition, certain U.S. institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders.

Summary

This is only a summary and does not contain all of the information that you should consider before investing in the Fund. Before investing in the Fund, you should carefully read the more detailed information appearing elsewhere in this Prospectus, the SAI, and the agreement and declaration of trust of the Fund (the “Declaration of Trust”).

The Fund. Jackson Credit Opportunities Fund (the “Fund”) is a Massachusetts business trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act.

The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

The Fund has received an exemptive order from the SEC that permits the Fund to offer more than one class of Shares. Under the order, the Fund is authorized to issue two separate classes of shares of beneficial interest (“Shares”) designated as Class A Shares and Class I Shares, and the Fund may offer additional classes of Shares in the future. Each class of Shares is subject to different fees and expenses. As of the date of this Prospectus, Class I Shares are the only class offered for purchase.

Investment Objective. The Fund’s investment objective is to seek total return with an emphasis on current income.

Principal Investment Strategy. To pursue its objective, the Fund employs a relative value framework to asset allocation across various credit strategies managed by various investment professionals at Neuberger Berman Investment Advisers LLC, the Fund’s sub-adviser (“Sub-Adviser”), with the flexibility to adjust exposures subject to changes in market conditions. The Fund allocates its assets across credit-oriented sectors, and across the liquidity spectrum (e.g., liquid, less liquid and illiquid) in securities of corporate issuers (direct lending, syndicated bank loans, high-yield bonds, investment grade bonds), sovereign issuers, insurance-linked securities, asset-based loans, securitized loans, and emerging market debt. Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings made for investment purposes) in a portfolio of public and private debt securities and derivatives and other instruments designed to provide exposure to such securities. The Fund invests in a variety of credit categories including corporate credit of issuers globally, including emerging markets. The Fund may invest in credit securities and instruments across the credit spectrum, including, without limitation, below investment grade debt (commonly known as “junk bonds”). Investments are also expected to include structured credit instruments, insurance-linked instruments such as catastrophe bonds (“CAT Bonds”) and privately negotiated credit securities and loans, including asset-based lending, corporate lending and real asset debt, including residential and commercial mortgages. The Fund’s investments in derivatives may include futures, forwards, including forward foreign currency contracts, and swaps, such as total return swaps, credit default swaps and interest rate swaps. The Fund may invest in securities of any credit quality, maturity or duration. The Fund’s 80% policy is not a fundamental policy of the Fund and may be changed by the Fund’s Board of Trustees (the “Board,” and each member of the Board, a “Trustee”) without Shareholder approval upon 60 days’ prior notice to Shareholders.

Additionally, the Fund may invest in convertible securities and preferred securities, and these investments will count toward the 80% policy noted above. The Fund may also engage in when-issued and delayed delivery transactions (such as to-be-announced mortgage-backed securities), which involve a commitment by the Fund to purchase securities that will be issued at a later date. The Fund may also hold short-term securities including cash, cash equivalents and other debt obligations.

The Fund may also invest directly or indirectly in credit default swaps, distressed debt, repurchase agreements, purchase and sale contracts, short sales, real estate, and sovereign debt. The Fund does not intend to invest in real estate directly, however, real estate owned assets (“REO”) may be acquired and held as the result of a foreclosure or deed-in-lieu of foreclosure following a default on a mortgage loan.

In an effort to achieve its investment objective, the Fund may engage in active and frequent trading of public securities.

Subject to applicable limits under the 1940 Act, the Fund has the ability to invest in other pooled investment vehicles, including but not limited to investment companies such as exchange-traded funds, money market funds, closed-end funds, interval funds, and open-end funds, including affiliated investment companies, as well as private funds (collectively, “Portfolio Funds”). The Portfolio Funds in which the Fund may invest include private funds or other pooled investment vehicles that would qualify as “investment companies” under the 1940 Act but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (“Private Funds”).

The Fund may make portfolio investments directly or indirectly through one or more wholly owned or primarily controlled subsidiaries (each, a “Subsidiary”). References herein to the Fund include references to a Subsidiary with respect to the Fund’s investment exposure. The Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with certain provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure (including a Subsidiary’s issuance of debt, if any) and leverage (Section 18) and affiliated transactions and custody (Section 17).

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The Sub-Adviser may consider environmental, social and governance (“ESG”) factors that, depending on the facts and circumstances, are material to the value of an issuer or instrument. ESG factors may include, but are not limited to, environmental-related events resulting from climate change or society’s response to environmental change, social conditions (e.g., labor relations, investment in human capital, accident prevention, changing customer behavior) or governance issues (e.g., board composition, significant breaches of international agreements, unsound business practices). The consideration of ESG factors does not apply to certain instruments, such as certain derivative instruments, other registered investment companies, cash and cash equivalents. The consideration of ESG factors as part of the investment process does not mean that the Fund pursues a specific “impact” or “sustainable” investment strategy.

Investment Philosophy and Process

The Sub-Adviser’s investment philosophy is rooted in its belief that the Fund’s investment objective can be achieved through a consistently applied, risk-managed approach to portfolio management that leverages the unique strengths of its fundamental research capabilities, decision-making frameworks, and quantitative risk management tools.

Portfolio Strategy: The portfolio managers establish the investment profile for the Fund’s portfolio, which they monitor on an ongoing basis. This process includes the review of duration and yield curve positioning as well as the assessment of exposures to the various credit sectors. This process is conducted by leveraging internally generated proprietary data that are produced by the portfolio managers and the Sub-Adviser’s research analysts in conjunction with asset allocation tools.

Strategy Implementation: Once the portfolio managers establish the investment and risk profile for the Fund’s portfolio, the portfolio managers determine industry and sub-sector weightings and are responsible for investment selection.

When assessing the relative attractiveness of a particular public credit, the portfolio management teams utilize internally generated research and proprietary quantitatively driven tools and frameworks (including an analysis of cash flows, ability to pay principal and interest, balance sheet composition, and market positioning) to a) establish an internal outlook, b) evaluate the market’s outlook as it is reflected in asset prices, and c) contrast the two. The portfolio managers will generally purchase securities if their internal outlook suggest a security is undervalued by the market and sell securities if their internal outlook suggests a security is overvalued by the market. The goal is to identify and evaluate investment opportunities that may be misvalued by other market participants. For private securities, the portfolio managers and analysts employ qualitative and quantitative analysis to seek to identify a number of relevant factors including public market comparables, as well as pricing trends derived from their respective investment pipeline, amongst others.

Risk Factors.

●	Limited operating history risk – The Fund is newly formed and has limited operating history. The Fund is subject to all of the business risks and uncertainties associated with any new business.

●	Unlisted closed-end structure; liquidity limited to quarterly repurchases of Shares – The Fund is an unlisted closed-end fund designed primarily for long-term investors, and liquidity is limited to quarterly repurchases of Shares. The Fund does not intend to list the Shares on any securities exchange and a secondary market for Shares is not expected to develop.

●	Repurchase offers risk – The Fund currently expects to conduct quarterly repurchase offers for no less than 5% of its outstanding Shares. Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable. In the event that a repurchase offer is oversubscribed, the Fund will repurchase tendered Shares on a pro rata basis. Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer.

●	Unspecified investments; dependence on the Sub-Adviser – The Fund is highly dependent on the ability of the Sub-Adviser to identify and implement investments as opportunities arise. The Sub-Adviser has full discretionary authority to identify, structure, allocate, administer, monitor and liquidate the Fund’s investments. There can be no assurance that the Sub-Adviser will be able to select or implement successful strategies or achieve the Fund’s investment objective.

●	Private placements and other restricted securities risk – Private placements and other restricted securities, including securities for which Fund management has material non-public information, are securities that are subject to legal and/or contractual restrictions on their sales. These securities may not be sold to the public unless certain conditions are met, which may include registration under the applicable securities laws. As a result of the absence of a public trading market, the prices of these securities may be more difficult to determine than publicly traded securities and these securities may involve heightened risk as compared to investments in securities of publicly traded companies. Private placements and other restricted securities may be illiquid, and it frequently can be difficult to sell them at a time when it may otherwise be desirable to do so or the Fund may be able to sell them only at prices that are less than what the Fund regards as their fair market value. Transaction costs may be higher for these securities. In addition, the Fund may get only limited information about the issuer of a private placement or other restricted security.

●	Investor suitability – An investment in the Fund is suitable only for investors who can bear the risk associated with the limited liquidity of the Shares and should not be viewed as a complete investment program.

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●	Market risk – Portfolio securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates or adverse investor sentiment, public health issues, including widespread disease and virus epidemics or pandemics, war, terrorism or natural disasters, among others. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. The values of securities may fall due to factors affecting a particular issuer, industry or the securities market as a whole.

●	Credit risk – Credit risk is the actual or perceived risk that the issuer of a bond, borrower, guarantor, counterparty, or other entity responsible for payment will not pay interest and principal payments when due. The price of a debt instrument can decline in response to changes in the financial condition of the issuer, borrower, guarantor, counterparty, or other entity responsible for payment. The Fund could lose money if the issuer or guarantor of a fixed-income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

●	Investment risk – An investment in the Fund’s Shares represents an indirect investment in the investments and other financial assets owned by the Fund. The value of the Fund’s investments will generally fluctuate.

●	Interest rate risk – When interest rates increase, fixed-income securities generally will decline in value. Long-term fixed income securities normally have more price volatility than short-term fixed income securities. The value of certain equity investments, such as utilities and real estate-related securities, may also be sensitive to interest rate changes.

●	Issuer risk – The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the market as a whole. A security’s value may decline for reasons that directly relate to the issuer, such as management performance, corporate governance, financial leverage and reduced demand for the issuer’s goods or services.

●	Corporate debt securities risk – There is a risk that the issuers of corporate debt securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The market value of corporate debt securities generally may be expected to rise and fall inversely with interest rates.

●	Credit default swaps risk – Credit default swap agreements may involve greater risks than if the Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk.

●	High-yield bonds, lower-rated bonds, and unrated securities risk – High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment-grade” by national ratings agencies. Junk bonds are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. As a result, an investment in junk bonds is considered speculative. High-yield bonds may be subject to liquidity risk, and the Fund may not be able to sell a high-yield bond at the price at which it is currently valued.

●	Bank loan risk – The market for bank loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.

●	Allocation risk – The Fund’s ability to achieve its investment objective depends upon the Sub-Adviser’s analysis of such factors as macroeconomic trends, outlooks for various industries and asset class valuations, and its ability to select an appropriate mix of asset classes based on its analysis of such factors.

●	Inflation risk – Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s shares and distributions thereon can decline. Inflation risk is linked to increases in the prices of goods and services and a decrease in the purchasing power of money. Inflation may reduce the intrinsic value of an investment in the Fund.

●	Risks associated with Catastrophe (“CAT”) Bonds – A CAT Bond is a form of insurance-linked security that is sold in the capital markets. An investment in CAT Bonds is subject to special risks, including limited resources of issuers, regulation and subordination.

●	Derivatives risk – Investments in derivatives, which are financial instruments whose value depends on, or is derived from, the value of underlying assets, reference rates, or indices, can be highly volatile and may be subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment. Derivatives also are subject to leverage risk, liquidity risk, interest rate risk, market risk, counterparty risk, and credit risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, interest rate or index. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost.

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●	Liquidity and valuation risk – The securities in which the Fund invests will often be illiquid and may include Portfolio Funds that will typically hold one or just a few investments. Valuations reported by Portfolio Fund managers, which will form the basis for the Fund’s net asset value, may be subject to later adjustment or revision. Valuations of Private Funds are inherently uncertain, may fluctuate over short periods of time, and may be based on estimates. The Adviser has engaged the services of a third-party valuation services vendor to assist its valuations of fund investments in certain circumstances.

●	Senior loans risk – The senior loans in which the Fund invests may be rated below investment grade. The amount of public information with respect to loans may be less extensive than that available for registered or exchange listed securities. An economic downturn generally leads to a higher non-payment rate, and a senior loan may lose significant value before a default occurs. A secured senior loan may not be adequately collateralized. Moreover, any specific collateral used to secure a senior loan may decline in value or become illiquid, which would adversely affect the senior loan’s value.

●	Mezzanine securities risk – Mezzanine securities carry the risk that the issuer will not be able to meet its obligations and that the equity securities purchased with the mezzanine investments may lose value.

●	Covenant-lite loans risk – Covenant-lite loans contain fewer maintenance covenants than other types of loans, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans.

●	Reinvestment risk – Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate.

●	Call risk – Call risk is the risk that, during a period of falling interest rates, the issuer may redeem a security by repaying it early, which may reduce the Fund’s income if the proceeds are reinvested at lower interest rates.

●	Structured finance securities risk – The Fund’s investments may include collateralized loan obligations (“CLOs”) or similar structured finance instruments that are generally backed by assets that serve as collateral.

●	Counterparty risk –Transactions involving a counterparty are subject to the credit risk of the counterparty. To the extent the Fund enters into contracts with counterparties, such as repurchase or reverse repurchase agreements or derivatives contracts, or lends its securities, it runs the risk that the counterparty will be unable or unwilling to make timely settlement payments or otherwise honor its obligations. If a counterparty fails to meet its contractual obligations, files for bankruptcy, or otherwise experiences a business interruption, the Fund could suffer losses, including monetary losses, miss investment opportunities or be forced to hold investments it would prefer to sell. Counterparty risk is heightened during unusually adverse market conditions.

●	Mortgage-related and other asset-backed securities risk – Rising interest rates tend to extend the duration of mortgage-related and other asset-backed securities, making them more sensitive to changes in interest rates and exhibit increased volatility. When interest rates decline, borrowers may pay off their mortgages or other loans sooner than expected, which can reduce the returns. The Fund’s investments in mortgage-backed securities may include both residential mortgage-backed securities and commercial mortgage-backed securities.

●	Distressed debt risk – The Fund may invest in securities of issuers that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy (also known as “distressed debt”). Such distressed debt securities involve substantial risk in addition to the risks of investing in lower-grade debt securities. To the extent that the Fund invests in distressed debt, the Fund is subject to the risk that it may lose a portion or all or its investment in the distressed debt and may incur higher expenses trying to protect its interests in distressed debt.

●	Convertible securities risk – Convertible securities have investment characteristics of both equity and debt securities. Investments in convertible securities may be subject to market risk, credit and counterparty risk, interest rate risk and other risks associated with investments in equity and debt securities, depending on the price of the underlying security and conversion price. While equity securities may offer the potential for greater long-term growth than most debt securities, they generally have higher volatility. The value of convertible and debt securities may fall when interest rates rise. Securities with longer durations tend to be more sensitive to changes in interest rates, generally making them more volatile than securities with shorter durations. Due to their hybrid nature, convertible securities are typically more sensitive to changes in interest rates than the underlying common stock, but less sensitive than a fixed rate corporate bond.

●	Subprime risk – Subprime loans, and debt instruments secured by such loans, have speculative characteristics and are subject to heightened risks, including the risk of nonpayment of interest or repayment of principal, and the risks associated with investments in high yield securities. In addition, these instruments could be subject to increased regulatory scrutiny.

●	Loans and other indebtedness; loan participations and assignments risk – Loans are subject to the risk that scheduled interest or principal payments will not be made in a timely manner or at all, either of which may adversely affect the values of the loan. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund’s share price and yield could be adversely affected.

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●	Temporary defensive positions and large cash positions risk – In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or rebalances, the Fund may temporarily hold all or a significant portion of its assets in cash, cash equivalents, affiliated and unaffiliated money market funds, or high quality debt instruments. Taking a defensive or large cash position may reduce the potential for appreciation of the portfolio and may affect performance.

●	Tax risk – In order for a regulated investment company (“RIC”) to qualify as such under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code” or the “Code”), the RIC must derive at least 90% of its gross income each taxable year from “qualifying income,” which is described in more detail in the SAI. Certain income and gains do not constitute “qualifying income” to a RIC for purposes of the 90% gross income test. The tax treatment of some other instruments in which the Fund might invest is not certain, in particular with respect to whether income or gains from such instruments constitute qualifying income to a RIC. In general, for purposes of the 90% gross income requirement, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized directly by the RIC. The Fund will therefore annually restrict its income from other assets that give rise to non-qualifying income to a maximum of 10% of the Fund’s gross income.

●	Repurchase agreements, purchase and sale contracts risk – If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, the Fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement or purchase and sale contract, and the market value of the security declines, the Fund may lose money.

●	Operational risk – An investment in the Fund, like any fund, can involve operational risks arising from factors such as processing errors, human errors, inadequate or failed internal or external processes, failures in systems and technology, changes in personnel and errors caused by third-party service providers. The occurrence of any of these failures, errors or breaches could result in a loss of information, regulatory scrutiny, reputational damage or other events, any of which could have a material adverse effect on the Fund. While the Fund seeks to minimize such events through controls and oversight, there may still be failures that could cause losses to the Fund.

●	Access to investments risk – The Fund competes for investments with other investment funds, as well as traditional financial services companies and other sources of funding. Characteristics of the Fund’s competitors could allow them to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than the Fund is able to do. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a registered investment company.

●	Non-diversification risk – The Fund is non-diversified, as defined by the 1940 Act, and as such may invest in the securities of a limited number of issuers and may invest a greater percentage of its assets in a particular issuer. Therefore, a decline in the market price of a particular security held by the Fund may affect the Fund’s performance more than if the Fund were a diversified investment company.

●	Private funds risk – The Private Funds will not be subject to the 1940 Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to Shareholders under the 1940 Act. By investing in the Private Funds indirectly through the Fund, a Shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by the Private Fund. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any changes in the Private Funds that could be material and adverse, resulting in substantial losses from risks of Private Funds.

●	Foreign securities risk – Investments in, or exposure to, foreign securities involve risks not typically associated with U.S. investments. These risks include, among others, adverse fluctuations in foreign currency values, possible imposition of foreign withholding or other taxes on income payable on the securities, as well as adverse political, social and economic developments, such as political upheaval, acts of terrorism, financial troubles, sanctions or the threat of new or modified sanctions, or natural disasters. Many foreign securities markets, especially those in emerging market countries, are less stable, smaller, less liquid, and less regulated than U.S. securities markets, and the costs of trading in those markets is often higher than in U.S. securities markets. There may also be less publicly available information about issuers of foreign securities compared to issuers of U.S. securities. In addition, the economies of certain foreign markets may not compare favorably with the economy of the United States with respect to issues such as growth of gross national product, reinvestment of capital, resources and balance of payments position.

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●	Emerging markets and less developed countries risk – Emerging market and less developed countries generally are located in Asia, the Middle East, Eastern Europe, Central and South America and Africa. Investments in, or exposure to, securities that are tied economically to emerging market and less developed countries are subject to all of the risks of investments in, or exposure to, foreign securities, generally to a greater extent than in developed markets, among other risks. Investments in securities that are tied economically to emerging markets involve greater risk from economic and political systems that typically are less developed, and likely to be less stable, than those in more advanced countries. The Fund also will be subject to the risk of adverse foreign currency rate fluctuations. Emerging market and less developed countries may also have economies that are predominantly based on only a few industries or dependent on revenues from particular commodities. The risks of nationalization, expropriation or other confiscation of assets of non-U.S. issuers is also greater in emerging and less developed countries. As a result of these risks, investments in securities tied economically to emerging markets tend to be more volatile than investments in securities of developed countries.

●	Investment in other investment companies risk – As with other investments, investments in other investment companies, including exchange-traded funds, are subject to market risk. In addition, if the Fund acquires shares of investment companies, including ones affiliated with the Fund, Shareholders bear both their proportionate share of expenses in the Fund (including management and advisory fees) and, indirectly, the expenses of the investment companies in which the Fund invests. To the extent that shares of the Fund are held by an affiliated fund, the ability of the Fund itself to invest in other investment companies may be limited.

●	Cybersecurity risk – Cyber attacks could cause business failures or delays in daily processing and the Fund may need to delay transactions, consistent with regulatory requirements, as a result could impact the performance of the Fund.

●	Short sales risk – A short sale may be effected by selling a security that the Fund does not own. If the price of the security sold short increases, the Fund would incur a loss; conversely, if the price declines, the Fund will realize a gain. The Fund may take a short position in securities or in a derivative instrument, such as a future, forward or swap. Short sales involve greater reliance on the investment manager’s ability to accurately anticipate the future value of an instrument, potentially higher transaction and other costs (that will reduce potential Fund gains and increase potential Fund losses), and imperfect correlation between the actual and desired level of exposure. Because the Fund’s potential loss on a short position arises from increases in the value of the asset sold short, the extent of such loss, like the price of the asset sold short, is theoretically unlimited. By investing the proceeds received from selling securities short, the Fund could be deemed to be employing a form of leverage, which creates special risks. The Fund’s long positions could decline in value at the same time that the value of the short positions increase, thereby increasing the Fund’s overall potential for loss to a greater extent than would occur without the use of leverage. Short positions typically involve increased liquidity risk and transaction costs, and the risk that the third party to the short sale may fail to honor its contract terms.

●	Currency risk – Investments in foreign currencies, securities that trade in or receive revenues in foreign currencies, or derivatives that provide exposure to foreign currencies are subject to the risk that those currencies may decline in value or, in the case of hedging positions, that the currency may decline in value relative to the currency being hedged. Currency exchange rates can be volatile and may be affected by a number of factors, such as the general economics of a country, the actions (or inaction) of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation. A decline in the value of a foreign currency versus the U.S. dollar reduces the value in U.S. dollars of investments denominated in that foreign currency.

●	Real estate investment risk – Real estate is affected by general economic conditions and legal, cultural or technological developments. When growth is slowing, demand for property decreases and prices may decline, which could impact the value of mortgage-backed securities that may be held by the Fund. Real estate company share prices may drop because of the failure of borrowers to pay their loans and poor management. The securities of smaller real estate-related issuers can be more volatile and less liquid than securities of larger issuers and their issuers can have more limited financial resources.

●	Sovereign debt risk – Investments issued by a governmental entity are subject to the risk that the governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt due to, among other things, cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies. If a governmental entity defaults, it may ask for more time in which to pay its debt, request additional loans or otherwise restructure its debt. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt may be collected.

●	Hedging transactions risk – The Sub-Adviser from time to time employs various hedging techniques. The success of the Fund’s hedging strategy will be subject to the Sub-Adviser’s ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Since the characteristics of many securities change as markets change or time passes, the success of the Fund’s hedging strategy will also be subject to the Sub-Adviser’s ability to continually recalculate, readjust, and execute hedges in an efficient and timely manner. For a variety of reasons, the Sub-Adviser may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. In addition, it is not possible to hedge fully or perfectly against any risk, and hedging entails its own costs (such as trading commissions and fees).

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●	Subsidiary risk – To the extent the Fund invests through one or more of Subsidiaries, the Fund would be exposed to the risks associated with such Subsidiary’s investments. Such Subsidiaries would likely not be registered as investment companies under the 1940 Act and therefore would not be subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Fund and/or the Subsidiary to operate as intended and could adversely affect the Fund.

●	Rule 144A securities risk – Rule 144A securities are securities offered as exempt from registration with the SEC, but may be treated as liquid securities because there is a market for such securities. Rule 144A securities may have an active trading market, but carry the risk that the active trading market may not continue. To the extent that institutional buyers become, for a time, uninterested in purchasing Rule 144A securities, investing in such securities could increase the Fund’s level of illiquidity.

Management. The Board has overall responsibility for the management and supervision of the business operations of the Fund. See “Management of the Fund—The Board of Trustees.” To the extent permitted by applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board or the Adviser.

The Adviser and Administrator. Pursuant to an investment advisory and management agreement (the “Investment Management Agreement”), Jackson National Asset Management, LLC (“JNAM” or the “Adviser”), an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser. The Adviser was organized under the laws of the State of Michigan on November 1, 2000. The Adviser may allocate responsibility for all or a portion of the assets of the Fund to the Sub-Adviser for the day-to-day investment management of such assets subject to the Adviser’s oversight. JNAM also serves as the Fund’s administrator pursuant to an administration agreement (the “Administration Agreement”) between the Fund and JNAM. JNAM, in its capacity as administrator, provides or procures, at its own expense, certain legal, audit, fund accounting, custody (except overdraft and interest expense), transfer agent, expenses related to the Fund’s Chief Compliance Officer, printing and mailing, and other administrative services necessary for the operation of the Fund.

The Sub-Adviser. Neuberger Berman Investment Advisers LLC, located at 1290 Avenue of the Americas, New York, New York 10104, serves as the Fund’s sub-adviser and provides the day-to-day portfolio management of those assets of the Fund allocated to it by the Adviser. The Sub-Adviser is responsible for choosing the Fund’s investments and handling its day-to-day business as required by the investment sub-advisory agreement (the “Sub-Advisory Agreement”) between the Adviser and the Sub-Adviser; however, certain services may be performed by affiliates of the Sub-Adviser. The Sub-Adviser carries out its duties subject to the policies established by the Board of Trustees. Together, the Sub-Adviser and its affiliates continue an asset management history that began in 1939.

The Distributor. JNLD, an affiliate of the Adviser located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as distributor of the Fund’s Shares on a best efforts basis pursuant to a distribution agreement (the “Distribution Agreement”) between the Fund and the Distributor.

The Transfer Agent. The Fund has retained UMB Fund Services, Inc. (the “Transfer Agent” or “UMB”) to provide transfer agency services to the Fund. Fees and expenses of the Transfer Agent are paid by JNAM in its capacity as the Fund’s administrator. See “Fund Expenses” below.

Fees and Expenses. The expenses of the Fund include the Management Fee, Administration Fee, and (for Class A Shares) the Shareholder Servicing Fee (including, without limitation, its offering expenses). A more detailed discussion of the Fund’s expenses can be found under “Fund Expenses.”

Management Fee. As compensation under the Investment Management Agreement, the Fund pays the Adviser a monthly management fee equal to 1.60% on an annualized basis of the average daily net assets of the Fund. See “Management Fee.”

Sub-Adviser Fee. As compensation under the Sub-Advisory Agreement, the Adviser pays the Sub-Adviser a monthly sub-advisory fee equal to 0.79% on an annualized basis of the average daily net assets of the Fund allocated to the Sub-Adviser.

Administration Fee. As compensation under the Administration Agreement, the Fund pays JNAM a monthly administration fee equal to 0.25% on an annualized basis of the average daily net assets of the Fund.

Distributions. Because the Fund intends to qualify as and be eligible to be treated each year as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund intends to distribute at least 90% of the sum of its investment company taxable income (as the term is defined in the Code) and any net tax-exempt interest income for such year. Nevertheless, there can be no assurance that the Fund will pay distributions to Shareholders at any particular rate or at all. Each year, a statement on Internal Revenue Service (“IRS”) Form 1099-DIV identifying the amount and character of the Fund’s distributions will be mailed to Shareholders. See “Summary — Taxes” below.

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Purchasing Shares. The Fund generally is available for purchase only by residents of the United States, Puerto Rico, Guam, and the U.S. Virgin Islands. The minimum initial investment in the Fund is $10,000 for Class A Shares and $1,000,000 for Class I Shares, and the minimum additional investment in the Fund is $5,000 for each class of Shares. For Shares purchased through a financial intermediary, when determining whether an investor meets the applicable investment minimums, the value of any Shares being purchased may be combined with the value of any Shares of the same class that were purchased or will be purchased within six months from the initial purchase for Class A Shares and Class I Shares by any investor through such intermediary, provided such intermediary enters into the requisite letter of intent; provided, however, that the minimum amount purchased by any investor is at least $5,000. The stated investment minimums may be reduced for certain investors. See “Purchasing Shares” below.

The Fund has received exemptive relief from the SEC that permits the Fund to offer more than one class of Shares. As of the date of this Prospectus, Class A Shares are not offered to investors. Shares are generally offered at the NAV per Share on each regular business day.

Quarterly Repurchase Offers. The Fund is an “interval fund” that operates pursuant to Rule 23c-2 under the 1940 Act. In order to provide liquidity to Shareholders, the Fund has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at the applicable NAV per Share, reduced by any applicable repurchase fee. Subject to applicable law and approval of the Board, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase no less than 5% of the Fund’s outstanding Shares at the applicable NAV per Share, which is the minimum amount permitted. Written notification of each quarterly repurchase offer will be sent to Shareholders at least twenty-one (21) and no more than forty-two (42) days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The date on which the Fund’s NAV applicable to a repurchase offer is calculated will occur no later than fourteen (14) days after the Repurchase Request Deadline (or the next business day if the fourteenth calendar day is not a business day). If a repurchase offer is oversubscribed, the Fund may repurchase shares on a pro rata basis and Shareholders may only be able to have a portion of their Shares repurchased.

The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Shareholders should consider Shares of the Fund to be an illiquid investment. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Principal Risks — Repurchase Offers Risk.”

The Fund may charge an early repurchase fee of not more than 2.00%, if any, with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. The Fund may waive the early repurchase fee, if any, for certain categories of Shareholders or transactions, such as repurchases of Shares in the event of the Shareholder’s death or disability, or in connection with certain distributions from employer sponsored benefit plans. See “Purchasing Shares” and “Quarterly Repurchase Offers.”

Taxes. The Fund has elected to be treated, and intends to qualify as and be eligible to be treated each year, as a RIC for U.S. federal income tax purposes. As such, the Fund generally will not be subject to U.S. federal corporate income tax, provided that it distributes all of its taxable income and gains each year.

For a discussion of certain tax risks and considerations relating to an investment in the Fund see “Tax Reports” below and “Certain Tax Considerations.”

Prospective investors should consult their own tax advisors with respect to the specific U.S. federal, state, local, and non-U.S. tax consequences, including applicable tax reporting requirements.

Tax Reports. The Fund will distribute to its Shareholders, after the end of each calendar year, IRS Forms 1099-DIV detailing the amounts includible in such investor’s taxable income for such year as ordinary income, qualified dividend income and long-term capital gains. Dividends and other taxable distributions are taxable to the Fund’s Shareholders even if they are reinvested in additional Shares.

ERISA Plans and Other Tax-Exempt Entities. Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code, including employee benefit plans, individual retirement accounts (each, an “IRA”), and Keogh plans may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” subject to the fiduciary responsibility and prohibited transaction rules of ERISA and Section 4975 of the Code. Thus, it is not intended that the Adviser will be a “fiduciary” within the meaning of ERISA with respect to the assets of any “benefit plan investor” within the meaning of ERISA that becomes a Shareholder, solely as a result of the Shareholder’s investment in the Fund. For additional information, see “ERISA Considerations” below.

Reports to Shareholders. Shareholders will receive an audited annual and unaudited semi-annual report for the Fund.

Fiscal and Tax Year. The Fund’s fiscal year and tax year is the 12-month period ending on March 31.

Term. The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Declaration of Trust.

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Summary of Fund Expenses

The following table illustrates the expenses and fees that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

Shareholder Transaction Expenses	Class A Shares	Class I Shares
Maximum Sales Load[1]	5.75%	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)[2]	2.00%	2.00%

Annual Expenses (as a percentage of net assets attributable to Shares)	Class A Shares	Class I Shares
Management Fee[3]	1.60%	1.60%
Shareholder Servicing Fee[4]	0.25%	None
Other Expenses[5,6]	0.26%	0.26%
Acquired Fund Fees and Expenses[7]	0.01%	0.01%
Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements	2.12%	1.87%

[1]	Investments in Class A Shares of the Fund are sold subject to a sales charge of up to 5.75% of the investment. For some investors, the sales charge may be waived or reduced, see “Purchasing Shares.” The full amount of the sales charges may be reallowed to brokers or dealers participating in the offering. The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares. As of the date of this Prospectus, Class A shares are not offered to investors. Your financial intermediary may impose additional charges when you purchase Shares of the Fund.

[2]	The Fund may charge an early repurchase fee of not more than 2.00%, if any, with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares.

[3]	The management fee is equal to 1.60% on an annualized basis of the average daily net assets of the Fund. See “Management Fee” for additional information.

[4]	The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares, which allows the Fund to operate under a shareholder servicing plan for Class A Shares. As of the date of this Prospectus, Class A Shares are not offered to investors. Class A Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A Shares.

[5]	The Fund charges an administrative fee of 0.25% on an annualized basis of the average daily net assets of the Fund attributable to both Class A and Class I Shares. See “Administration Fee.” The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares. As of the date of this Prospectus, Class A Shares are not offered to investors.

[6]	Other Expenses are estimated for the Fund’s current fiscal year. “Other Expenses” include, among other things, trustee fees, professional fees and other expenses that the Fund will bear.

[7]	Acquired Fund Fees and Expenses are the indirect expenses of investing in other investment companies.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Management Fee,” “Shareholder Servicing Plan,” “Fund Expenses,” “Quarterly Repurchase Offers” and “Purchasing Shares.”

Example. The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at net asset value and that the percentage amounts listed under Annual Expenses (excluding any sales charges) remain the same in the years shown. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares.

You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:
	1 year	3 years	5 years	10 years
Class A Shares	$78	$120	$165	$289
Class I Shares	$19	$59	$101	$219

The example is based on the annual fees and expenses set out on the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

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Financial Highlights

The financial highlights table is intended to help you understand the Fund’s financial performance for the past five years or, if shorter, the period of the Fund’s operations. The following table provides selected per share data for one share of the Fund. The total returns in the financial highlights table represent the rate by which an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions) held for the entire period.

The annual information below has been derived from financial statements audited by KPMG LLP, an independent registered public accounting firm, and should be read in conjunction with the financial statements and notes thereto, together with the report of KPMG LLP thereon, in the Fund’s Annual Report, which is available upon request.

Jackson Credit Opportunities Fund

Financial Highlights

For a Share Outstanding

Net Investment Income (Loss). Net investment income (loss) is calculated using the average shares method.

Total Return. Total return assumes reinvestment of all distributions for the period. Total return is not annualized for periods less than one year.

Income and Expense Ratios. Ratios are annualized for periods less than one year. The annualized expense ratios do not include expenses of any underlying investment companies.

		Increase (decrease) from investment operations			Distributions from						Supplemental data			Ratios
Period ended	Net asset value, beginning of period($)	Net investment income (loss)($)	Net realized & unrealized gains (losses)($)	Total from investment operations($)	Net investment income($)	Net realized gains on investment transactions($)	Total Distributions	Net asset value, end of period($)	Total return(%)	Net assets,end of period (in thousands)($)		Portfolio turnover (%)	Net expenses to average net assets(%)	Total expenses to average net assets(%)	Net investment income (loss) to average net assets(%)

Jackson Credit Opportunities Fund

Class I
03/31/25	10.30	0.76	0.05	0.81	(0.84)	—	(0.84)	10.27	7.99	(a)	532,862	85	1.86	1.86	7.37
03/31/24(b)	10.00	0.23	0.28	0.51	(0.21)	—	(0.21)	10.30	5.16		307,228	39	1.86	1.86	6.93

(a) Total return is calculated using the traded net asset value, which may differ from the reported net asset value. The traded net asset value is the net asset value which a Shareholder would have transacted at. The total return calculated using the reported net asset value as of March 31, 2025 is 8.09%.

(b) The Fund commenced operations on December 1, 2023.

Use of Proceeds

The Fund will invest the proceeds of the continuous offering of common shares on an ongoing basis in accordance with its investment objective and policies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending such investment, it is anticipated that the proceeds will be invested in exchange-traded funds, high-grade, short-term securities, credit-linked trust certificates, and/or high yield securities index futures contracts or similar derivative instruments designed to give the Fund exposure to the securities and markets in which it intends to invest while the Sub-Adviser selects specific investments.

Investment Objective and Strategies

Investment Objective. The Fund’s investment objective is to seek total return with an emphasis on current income.

The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board without the vote of a majority (as defined by the 1940 Act) of the Fund’s outstanding Shares. The Fund’s fundamental policies, which are listed in the SAI, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund.

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Principal Investment Strategy. To pursue its objective, the Fund employs a relative value framework to asset allocation across various credit strategies managed by various investment professionals at Neuberger Berman Investment Advisers LLC, the Fund’s sub-adviser (“Sub-Adviser”), with the flexibility to adjust exposures subject to changes in market conditions. The Fund allocates its assets across credit-oriented sectors and across the liquidity spectrum (e.g., liquid, less liquid and illiquid) in securities of corporate issuers (direct lending, syndicated bank loans, high-yield bonds, investment grade bonds), sovereign issuers, insurance-linked securities, asset-based loans, securitized loans, and emerging market debt. Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings made for investment purposes) in a portfolio of public and private debt securities and derivatives and other instruments designed to provide exposure to such securities. The Fund invests in a variety of credit categories including corporate credit of issuers globally, including emerging markets. The Fund may invest in credit securities and instruments across the credit spectrum, including, without limitation, below investment grade debt (commonly known as “junk bonds”). Investments are also expected to include structured credit instruments, insurance-linked instruments such as catastrophe bonds (“CAT Bonds”) and privately negotiated credit securities and loans, including asset-based lending, corporate lending and real asset debt, including residential and commercial mortgages. The Fund’s investments in derivatives may include futures, forwards, including forward foreign currency contracts, and swaps, such as total return swaps, credit default swaps and interest rate swaps. The Fund may invest in securities of any credit quality, maturity or duration. The Fund’s 80% policy is not a fundamental policy of the Fund and may be changed by the Fund’s Board of Trustees (the “Board,” and each member of the Board, a “Trustee”) without Shareholder approval upon 60 days’ prior notice to Shareholders.

Additionally, the Fund may invest in convertible securities and preferred securities, and these investments will count toward the 80% policy noted above. The Fund may also engage in when-issued and delayed delivery transactions (such as to-be-announced mortgage-backed securities), which involve a commitment by the Fund to purchase securities that will be issued at a later date. The Fund may also hold short-term securities including cash, cash equivalents and other debt obligations.

The Fund may also invest in credit default swaps, distressed debt, repurchase agreements, purchase and sale contracts, short sales, real estate, and sovereign debt directly or indirectly. The Fund does not intend to invest in real estate directly, however, real estate owned assets (“REO”) may be acquired and held as the result of a foreclosure or deed-in-lieu of foreclosure following a default on a mortgage loan.

In an effort to achieve its investment objective, the Fund may engage in active and frequent trading of public securities.

Subject to applicable limits under the 1940 Act, the Fund has the ability to invest in other pooled investment vehicles, including but not limited to investment companies such as exchange-traded funds, money market funds, closed-end funds, interval funds, and open-end funds, including affiliated investment companies, as well as private funds (collectively, “Portfolio Funds”). The Portfolio Funds in which the Fund may invest include private funds or other pooled investment vehicles that would qualify as “investment companies” under the 1940 Act but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (“Private Funds”).

The Fund may make portfolio investments directly or indirectly through one or more wholly owned or primarily controlled subsidiaries (each, a “Subsidiary”). References herein to the Fund include references to a Subsidiary with respect to the Fund’s investment exposure. The Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with certain provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure (including a Subsidiary’s issuance of debt, if any) and leverage (Section 18) and affiliated transactions and custody (Section 17).

The Sub-Adviser may consider environmental, social and governance (“ESG”) factors that, depending on the facts and circumstances, are material to the value of an issuer or instrument. ESG factors may include, but are not limited to, environmental-related events resulting from climate change or society’s response to environmental change, social conditions (e.g., labor relations, investment in human capital, accident prevention, changing customer behavior) or governance issues (e.g., board composition, significant breaches of international agreements, unsound business practices). The consideration of ESG factors does not apply to certain instruments, such as certain derivative instruments, other registered investment companies, cash and cash equivalents. The consideration of ESG factors as part of the investment process does not mean that the Fund pursues a specific “impact” or “sustainable” investment strategy.

Investment Philosophy and Process

The Sub-Adviser’s investment philosophy is rooted in its belief that the Fund’s investment objective can be achieved through a consistently applied, risk-managed approach to portfolio management that leverages the unique strengths of its fundamental research capabilities, decision-making frameworks, and quantitative risk management tools.

Portfolio Strategy: The portfolio managers establish the investment profile for the Fund’s portfolio, which they monitor on an ongoing basis. This process includes the review of duration and yield curve positioning as well as the assessment of exposures to the various credit sectors. This process is conducted by leveraging internally generated proprietary data that are produced by the portfolio managers and the Sub-Adviser’s research analysts in conjunction with asset allocation tools.

Strategy Implementation: Once the portfolio managers establish the investment and risk profile for the Fund’s portfolio, the portfolio managers determine industry and sub-sector weightings and are responsible for investment selection.

When assessing the relative attractiveness of a particular public credit, the portfolio management teams utilize internally generated research and proprietary quantitatively driven tools and frameworks (including an analysis of cash flows, ability to pay principal and interest, balance sheet composition, and market positioning) to a) establish an internal outlook, b) evaluate the market’s outlook as it is reflected in asset prices, and c) contrast the two. The portfolio managers will generally purchase securities if their internal outlook suggest a security is undervalued by the market and sell securities if their internal outlook suggests a security is overvalued by the market. The goal is to identify and evaluate investment opportunities that may be misvalued by other market participants. For private securities, the portfolio managers and analysts employ qualitative and quantitative analysis to seek to identify a number of relevant factors including public market comparables, as well as pricing trends derived from their respective investment pipeline, amongst others.

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Investment Policies

Portfolio Planning. The Sub-Adviser manages the Fund’s portfolio with a view toward maintaining sufficient liquidity to comply with the requirements of Rule 23c-3 under the 1940 Act. Accordingly, the Sub-Adviser may make investments and commitments based, in part, on anticipated future distributions from investments. The Sub-Adviser also takes other anticipated cash flows into account, such as those relating to new subscriptions, the tender of Shares by Shareholders and any distributions made to Shareholders. To forecast portfolio cash flows, the Sub-Adviser utilizes quantitative and qualitative factors, actual portfolio observations and qualitative forecasts by the Sub-Adviser’s investment professionals. See “Investment Process Overview—Portfolio Planning.”

The Sub-Adviser intends to use a range of techniques to reduce the risk associated with the Fund’s investment strategy. Such techniques may include, without limitation:

●	Allocating investments and commitments across industry and/or sector, geography, size, liquidity profile and credit quality (i.e., the year in which a Portfolio Fund begins investing); and

●	Actively managing cash and liquid assets.

The Fund expects to hold liquid assets to the extent required for purposes of liquidity management and compliance with the requirements of Rule 23c-3 under the 1940 Act. Over time, during normal market conditions, it is generally not expected that the Fund will hold more than 15% of its net assets in cash or cash equivalents for extended periods of time. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the tender of Shares by Shareholders, the Sub-Adviser may sell certain of the Fund’s assets on the Fund’s behalf.

The Fund will limit its investments in Portfolio Funds that are excluded from the definition of “investment company” under the 1940 Act solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (“Private Funds”) to no more than 10% of the Fund’s total assets at the time of investment. The balance of the Fund’s investments will be invested in credit securities and other assets, including loans and cash and cash equivalents. The Fund’s investments in Portfolio Companies may be made through special purpose vehicles. Please see “Principal Risks—Private Funds Risk” for additional information on the risks of the Fund’s investment in Private Funds.

There can be no assurance that the objectives of the Fund with respect to liquidity management will be achieved or that the Fund’s portfolio design and risk management strategies will be successful. Prospective investors should refer to the discussion of the risks associated with the investment strategy and structure of the Fund found under “Principal Risks” and “Limits of Risk Disclosure.”

Borrowing by the Fund. The Fund may borrow money to pay operating expenses, including, without limitation, investment management fees of a Portfolio Fund, or to purchase portfolio securities, to fund repurchase of Shares or for other portfolio management purposes. Such borrowing may be accomplished through credit facilities or derivative instruments or by other means. The use of borrowings for investment purposes involves a high degree of risk. Under the 1940 Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have asset coverage (as defined in the 1940 Act) of less than 300% with respect to indebtedness. The 1940 Act also provides that the Fund may not declare distributions or purchase its Shares (including through repurchase offers) if, immediately after doing so, it will have an asset coverage of less than 300%. The foregoing requirements generally do not apply to a Portfolio Fund in which the Fund invests unless such Portfolio Fund is registered under the 1940 Act. The Board may modify the borrowing policies of the Fund, including the purposes for which borrowings may be made, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund.

Temporary and Defensive Strategies. The Fund may, from time to time in its sole discretion, take temporary or defensive positions in cash, cash equivalents, other short-term securities or money market funds to attempt to reduce volatility caused by adverse market, economic, or other conditions. Any such temporary or defensive positions could prevent the Fund from achieving its investment objective. In addition, subject to applicable law, the Fund may, in the Sub-Adviser’s sole discretion, hold cash, cash equivalents, other short-term securities or investments in money market funds pending investment in order to fund anticipated repurchases, expenses of the Fund or other operational needs, or otherwise in the sole discretion of the Sub-Adviser. See “Use of Proceeds.”

Except as otherwise indicated, the Fund may change its investment objective and any of its investment policies, restrictions, strategies, and techniques without Shareholder approval. The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board without the vote of a majority (as defined by the 1940 Act) of the Fund’s outstanding Shares. The Fund will notify Shareholders of any changes to its investment objective or any of its investment policies, restrictions or strategies. Fundamental policies contained in the SAI may not be changed without Shareholder approval. See “Investment Policies and Practices — Fundamental Policies” in the SAI for more information about the Fund’s fundamental policies.

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Principal Risks

The following are certain risk factors that relate to the operations and terms of the Fund. These considerations, which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund, should be carefully evaluated before determining whether to invest in the Fund.

The Shares are speculative and illiquid securities involving substantial risk of loss. An investment in the Fund is appropriate only for those investors who do not require a liquid investment, for whom an investment in the Fund does not constitute a complete investment program, and who fully understand and are capable of assuming the risks of an investment in the Fund.

Limited Operating History Risk. The Fund is newly formed and has limited operating history upon which prospective investors may evaluate the Fund’s past performance and potential future returns. The Fund is subject to all of the business risks and uncertainties associated with any business with a limited operating history, including the risk that the Fund will not achieve its investment objective and that the value of Shares could decline.

Unlisted Closed-End Structure; Liquidity Limited to Quarterly Repurchases of Shares. The Fund has been organized as a non-diversified, closed-end management investment company and designed primarily for long-term investors. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares. The Fund will offer only a limited degree of liquidity by conducting quarterly repurchase offers, which are generally expected to be for 5% of the Fund’s outstanding Shares. There is no assurance that the Fund will repurchase your Shares in the amount that you desire. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers made quarterly by the Fund. Shares are considerably less liquid than shares of funds that trade on a stock exchange or shares of open-end registered investment companies, and are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares, and should be viewed as a long-term investment.

There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s net asset value may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to request that the Fund repurchase their Shares without the benefit of having future information regarding the value of Shares on the date on which Shares are valued by the Fund for purposes of effecting such repurchases.

Repurchases of Shares may be suspended, postponed or terminated by the Board under certain limited circumstances. See “Quarterly Repurchase Offers.” An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of Shares. Also, because Shares are not listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Shareholders unless called for under the provisions of the 1940 Act.

Repurchase Offers Risk. As described under “Quarterly Repurchase Offers” below, the Fund is an “interval fund” and, in order to provide liquidity to Shareholders, the Fund, subject to applicable law, will conduct quarterly repurchase offers of the Fund’s outstanding Shares at the applicable NAV per Share, subject to approval of the Board. In all cases such repurchases will be for at least 5% and not more than 25% of the Fund’s outstanding Shares at the applicable NAV per Share, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects to conduct quarterly repurchase offers for no less than 5% of its outstanding Shares under ordinary circumstances. The Fund believes that these repurchase offers are generally beneficial to Shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. The Fund believes that payments received in connection with the Fund’s investments will generate sufficient cash to meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income.

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If a repurchase offer is oversubscribed, the Board may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline. In the event that the Board determines not to repurchase more than the repurchase offer amount, or if Shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A Shareholder may be subject to market and other risks, and the NAV per Share of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV per Share for tendered Shares is determined. In addition, the repurchase of Shares by the Fund may be a taxable event to Shareholders.

Unspecified Investments; Dependence on the Sub-Adviser. The Sub-Adviser has complete discretion to select investments as opportunities arise. The Fund and, accordingly, Shareholders, must rely upon the ability of the Sub-Adviser to identify and implement fund investments consistent with the Fund’s investment objective. Shareholders will not receive or otherwise be privy to due diligence or risk information prepared by or for the Sub-Adviser in respect of fund investments. The Sub-Adviser has the authority and responsibility for asset allocation, the selection of fund investments and all other investment decisions for the Fund. The success of the Fund depends upon the ability of the Sub-Adviser to develop and implement investment strategies that achieve the investment objective of the Fund. Shareholders will have no right or power to participate in the management or control of the Fund or fund investments, or the terms of any such investments. There can be no assurance that the Sub-Adviser will be able to select or implement successful strategies or achieve their respective investment objective.

Private Placements and Other Restricted Securities Risk. Private placements and other restricted securities, including securities for which the Sub-Adviser has material non-public information, are securities that are subject to legal and/or contractual restrictions on their sales. These securities may not be sold to the public unless certain conditions are met, which may include registration under the applicable securities laws. These securities may not be listed on an exchange and may have no active trading market. As a result of the absence of a public trading market, the prices of these securities may be more volatile and more difficult to determine than publicly traded securities and these securities may involve heightened risk as compared to investments in securities of publicly traded companies. Private placements and other restricted securities may be illiquid, and it frequently can be difficult to sell them at a time when it may otherwise be desirable to do so or the Fund may be able to sell them only at prices that are less than what the Fund regards as their fair market value. A security that was liquid at the time of purchase may subsequently become illiquid. In addition, transaction costs may be higher for private placements and other restricted securities. The Fund may have to bear the expense of registering such securities for sale and there may be substantial delays in effecting the registration. If, during such a delay, adverse market conditions were to develop, the Fund might obtain a less favorable price than prevailed at the time it decided to seek registration of the securities. In addition, the Fund may get only limited information about the issuer of a private placement or other restricted security, so it may be less able to anticipate a loss. Also, if the Sub-Adviser receives material non-public information about the issuer, the Fund may, as a result, be legally prohibited from selling the securities.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment goals and personal financial situation, and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Market Risk. The market price of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably. Over time, the stock market tends to move in cycles, with periods when stock prices rise, and periods when stock prices decline. A slower-growth or recessionary economic environment could have an adverse effect on the price of the various stocks held by the Fund. Consequently, a broad-based market drop may also cause a stock’s price to fall.

Bond market risk generally refers to credit risk and interest rate risk. Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due. Bond value typically declines if the issuer’s credit quality deteriorates. Interest rate risk is the risk that interest rates will rise and the value of bonds will fall. A broad-based market drop may also cause a bond’s price to fall.

Portfolio securities may also decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic, political or regulatory conditions, inflation, changes in interest or currency rates or adverse investor sentiment, public health issues, including widespread disease and virus epidemics or pandemics, war, terrorism or natural disasters, or due to factors affecting particular industries represented in the securities markets, such as competitive conditions. Changes in the financial condition of a single issuer can impact a market as a whole, and adverse market conditions may be prolonged and may not have the same impact on all types of securities. In addition, the markets may not favor a particular kind of security, including equity securities or bonds. The values of securities may fall due to factors affecting a particular issuer, industry or the securities market as a whole.

Credit Risk. Credit risk is the actual or perceived risk that the issuer of a bond, borrower, guarantor, counterparty, or other entity responsible for payment will not pay interest and principal payments when due. The price of a debt security can decline in response to changes in the financial condition of the issuer, borrower, guarantor, counterparty, or other entity responsible for payment. The Fund could lose money if the issuer or guarantor of a fixed-income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Changes in an issuer’s financial strength, the market’s perception of the issuer’s financial strength or in a security’s credit rating, which reflects a third party’s assessment of the credit risk presented by a particular issuer, may affect debt securities’ value. When a fixed-income security is not rated, the Sub-Adviser may have to assess the risk of the security itself. The Fund may incur substantial losses on debt securities that are inaccurately perceived to present a different amount of credit risk by the market, the Sub-Adviser or the rating agencies than such securities actually do. In addition, to the extent the Fund invests in municipal bonds, they are subject to the risk that litigation, legislation or other political events, local business or economic conditions, or the bankruptcy of the issuer could have a significant effect on an issuer’s ability to make payments of principal and/or interest.

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Investment Risk. An investment in the Fund’s Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Shares represents an indirect investment in the investments and other financial assets owned by the Fund. The value of the Fund’s investments will generally fluctuate with, among other things, changes in prevailing interest rates, federal tax rates, counterparty risk, general economic conditions, the condition of certain financial markets, developments or trends in any particular industry and the financial condition of the issuer. Lower-quality debt securities involve greater risk of default or price changes and their value can fluctuate, especially during periods of increased market volatility, economic recessions or periods of high interest rates.

Interest Rate Risk. When interest rates increase, fixed-income securities generally will decline in value. Conversely, as interest rates decrease, the prices of fixed income securities tend to increase. In a low interest rate environment, an increase in interest rates could have a negative impact on the price of fixed income securities, and could negatively impact the Fund’s portfolio of fixed income securities. Long-term fixed income securities normally have more price volatility than short-term fixed income securities. The value of certain equity investments, such as utilities and real estate-related securities, may also be sensitive to interest rate changes. A nominal interest rate can be described as the sum of a real interest rate and an expected inflation rate. Inflation-indexed securities, including TIPS, decline in value when real interest rates rise. In certain interest rate environments, such as when real interest rates are rising faster than normal interest rates, inflation-indexed securities may experience greater losses than other fixed income securities with similar durations.

Floating rate investments have adjustable interest rates and as a result, generally fluctuate less in response to interest rate changes than will fixed-rate investments. However, because floating rates generally only reset periodically, changes in prevailing interest rates may cause a fluctuation in a Fund’s value. In addition, extreme increases in prevailing interest rates may cause an increase in defaults on floating rate investments, which may cause a further decline in a Fund’s value. Finally, a decrease in interest rates could adversely affect the income earned by the Fund from its floating rate debt securities.

Issuer Risk. The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the market as a whole. A security’s value may decline for reasons that directly relate to the issuer, such as management performance, corporate governance, financial leverage and reduced demand for the issuer’s goods or services. A change in the financial condition of a single issuer may affect securities markets as a whole. Certain unanticipated events, such as natural disasters, can have a dramatic adverse effect on the value of an issuer’s securities.

Corporate Debt Securities Risk. The market value of corporate debt securities generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate debt securities normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate debt securities. The market value of a corporate debt security also may be affected by factors directly relating to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the marketplace, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in corporate debt securities are described elsewhere in this Prospectus in further detail. There is a risk that the issuers of corporate debt securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may invest in below investment grade corporate bonds, often referred to as “high yield” securities or “junk bonds.” High yield corporate bonds are often high risk and have speculative characteristics. High yield corporate bonds may be particularly susceptible to adverse issuer-specific developments. High yield corporate bonds are subject to the risks described under “Principal Risks of the Fund—High-Yield Bonds, Lower-Rated Bonds, and Unrated Securities Risk.” In addition, certain corporate debt securities may be highly customized and as a result may be subject to, among others, liquidity and valuation/pricing transparency risks.

Credit Default Swaps Risk. Credit default swap agreements may involve greater risks than if the Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller (if any), coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. When the Fund acts as a seller of a credit default swap, it is exposed to many of the same risks of leverage described herein since if an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation.

Although the Fund may seek to realize gains by selling credit default swaps that increase in value, to realize gains on selling credit default swaps, an active secondary market for such instruments must exist or the Fund must otherwise be able to close out these transactions at advantageous times. In addition to the risk of losses described above, if no such secondary market exists or the Fund is otherwise unable to close out these transactions at advantageous times, selling credit default swaps may not be profitable for the Fund.

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High-Yield Bonds, Lower-Rated Bonds, and Unrated Securities Risk. High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment-grade” by national ratings agencies. Junk bonds typically have a higher yield to compensate for a greater risk that the issuer might not make its interest and principal payments. As a result, an investment in junk bonds is considered speculative. An unanticipated default would result in a reduction in income and a decline in the market value of the related securities. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of junk bonds are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in price volatility. Junk bonds may be subject to liquidity risk, and the Fund may not be able to sell a junk bond at the price at which it is currently valued. The credit rating of a below investment grade security does not necessarily address its market value risk and may not reflect its actual credit risk. Ratings and market value may change from time to time, positively or negatively, to reflect new developments regarding the issuer.

Senior Loans Risk. The senior loans in which the Fund invests are usually rated below investment grade. The amount of public information with respect to loans may be less extensive than that available for registered or exchange listed securities. An economic downturn generally leads to a higher non-payment rate, and a senior loan may lose significant value before a default occurs. A secured senior loan may not be adequately collateralized. Moreover, any specific collateral used to secure a senior loan may decline in value or become illiquid, which would adversely affect the senior loan’s value. Although senior loans in which the Fund will invest generally will be secured by specific collateral, there can be no assurance that liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal or that such collateral could be readily liquidated. To the extent that a senior loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose all of its value in the event of the bankruptcy of the borrower. The Fund’s access to collateral may be limited by bankruptcy or other insolvency laws. In addition, the lenders’ security interest or their enforcement of their security interest under the loan agreement may be found by a court to be invalid. Uncollateralized senior loans involve a greater risk of loss. No active trading market may exist for certain senior loans, which may impair the ability of the Fund to realize full value in the event of the need to sell a senior loan and which may make it difficult to value senior loans.

Bank Loan Risk. Bank loans (including senior loans) are usually rated below investment grade. The market for bank loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Investments in bank loans are typically in the form of an assignment or participation. Investors in a loan participation assume the credit risk associated with the borrower and may assume the credit risk associated with an interposed financial intermediary. Accordingly, if a lead lender becomes insolvent or a loan is foreclosed, the Fund could experience delays in receiving payments or suffer a loss. In an assignment, the Fund effectively becomes a lender under the loan agreement with the same rights and obligations as the assigning bank or other financial intermediary.

Accordingly, if the loan is foreclosed, the Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. Due to their lower place in the borrower’s capital structure and possible unsecured status, junior loans involve a higher degree of overall risk than senior loans of the same borrower. In addition, the floating rate feature of loans means that bank loans will not generally experience capital appreciation in a declining interest rate environment. Declines in interest rates may also increase prepayments of debt obligations and require the Fund to invest assets at lower yields.

The Fund may also invest in second-lien loans, which entail risks including (a) the subordination of the Fund’s claims to a senior lien in terms of the coverage and recovery of the collateral and (b) the prohibition of or limitation on the right to foreclose on a second-lien loan or exercise other rights as a second-lien holder. In certain cases, therefore, no recovery may be available from a defaulted second-lien loan. The level of risk associated with investments in second-lien loans increases to the extent such investments are loans of distressed or below investment grade companies.

Allocation risk. The Fund’s ability to achieve its investment objective depends upon the Sub-Adviser’s analysis of such factors as macroeconomic trends, outlooks for various industries and asset class valuations and the Sub-Adviser’s ability to select an appropriate mix of asset classes. The Fund is subject to the risk of changes in market, investment, and economic conditions, as well as the selection and percentages of allocations. The Sub-Adviser will allocate any investment opportunities in its discretion in accordance with its applicable investment allocation policy. In some instances, the Sub-Adviser will not effect a pro rata allocation and will allocate investment opportunities to its clients on a non-pro rata basis in a fair and equitable manner according to a variety of factors related to each such client the Sub-Adviser deems relevant.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s shares and distributions thereon can decline. Inflation risk is linked to increases in the prices of goods and services and a decrease in the purchasing power of money. Inflation may reduce the intrinsic value of an investment in the Fund.

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Risks Associated with CAT Bonds. A CAT Bond is a form of insurance-linked security that is sold in the capital markets. CAT Bonds are a way for insurers, reinsurers, corporations and government entities that have risks associated with natural catastrophe events and disasters to transfer those risks to the capital market in securities format. To issue a CAT Bond, the sponsor, typically a reinsurance company, creates a special purpose vehicle that issues individual notes to capital markets investors. The special purpose vehicle provides protection to the sponsor against the risk of specified natural or non-natural catastrophes or events. More specifically, the obligation of the special purpose vehicle to repay principal is contingent on the occurrence or non-occurrence of whatever catastrophic event or events are specified. In the event that the specific natural catastrophe mentioned in the CAT Bond occurs, the bond is “triggered” and all or a portion of the original principal can be used to pay the approved claims from the trigger event. An investment in CAT Bonds is subject to special risks, including the following:

●	Limited Resources of Issuers. The issuers of CAT Bonds often are thinly capitalized, special- purpose entities that do not have ready access to additional capital. In the event of unanticipated expenses or liabilities, such entities may not have the resources available to pay such expenses or liabilities or the required interest and/or principal on their issued securities.

●	Investments of Issuers. The ability of issuers of CAT Bonds to provide the expected investment returns on their issued securities is based in part on such entities’ investments, which may be subject to credit default risk, interest rate risk and other risks.

●	Regulation. Entities that issue CAT Bonds may be subject to substantial regulation of their insurance and other activities. Such regulation can lead to unanticipated expenses that may result in such an entity being unable to satisfy its obligations, including those related to its issued securities. Conversely, because such entities often are domiciled in non-U.S. jurisdictions, such entities may not be subject to the same degree of regulatory oversight to which investors may be accustomed to seeing issuers and insurance companies subject in the U.S. Similarly, because such entities often are subject only to the laws of non-U.S. jurisdictions, it could be difficult for an investor in such an entity to make a claim or enforce a judgment against the entity or its directors or officers.

●	Subordination; No Recourse. CAT Bonds often are subordinated to other obligations of the issuer, such as those obligations to a ceding insurer. Consequently, if such an entity incurs unexpected expenses or liabilities in connection with its activities, the entity may be unable to pay the required interest and/or principal on its issued securities. In particular, CAT Bonds are issued without recourse. As a result, if an issuer of a CAT Bond defaulted on its obligations under the CAT Bond, an investor would have no recourse to recover any amount of the principal invested to purchase the CAT Bond.

●	Lower or No Ratings. CAT Bonds may receive low ratings or be unrated by rating agencies. Consequently, such securities may be relatively illiquid and subject to adverse publicity and investor perceptions, any of which may act to depress prices.

Derivatives Risk. The Fund may invest in derivatives, which are financial instruments whose value depends on, or is derived from, the value of underlying assets, reference rates, or indices. Derivatives can be highly volatile and may be subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment. Derivatives also are subject to a number of risks described elsewhere in this section, such as leverage risk, liquidity risk, interest rate risk, market risk, counterparty risk, and credit risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, interest rate or index. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost.

The Sub-Adviser must choose the correct derivatives exposure versus the underlying assets to be hedged or the income to be generated, in order to realize the desired results from the investment. The Sub-Adviser must also correctly predict price, credit or their applicable movements, during the life of a derivative, with respect to the underlying asset in order to realize the desired results from the investment.

The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund’s portfolio.

If the Sub-Adviser uses derivatives in attempting to manage or “hedge” the overall risk of the portfolio, the strategy might not be successful and the Fund may lose money. To the extent that the Fund is unable to close out a position because of market illiquidity or counterparty default, the Fund may not be able to prevent further losses of value in its derivatives holdings.

The Fund may also be required to take or make delivery of an underlying instrument that the manager would otherwise have attempted to avoid. Investors should bear in mind that, while the Fund may intend to use derivative strategies on a regular basis, it is not obligated to actively engage in these transactions, generally or in any particular kind of derivative, if the Sub-Adviser elects not to do so due to availability, cost or other factors.

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The Fund’s use of derivative instruments may involve risks different from, or possibly greater than, the risks associated with investing directly in securities and other more traditional investments. Certain derivative transactions may have a leveraging effect on the Fund. For example, a small investment in a derivative instrument may have a significant impact on the Fund’s exposure to interest rates, currency exchange rates or other investments. As a result, a relatively small price movement in a derivative instrument may cause an immediate and substantial loss or gain. The Fund may engage in such transactions regardless of whether the Fund owns the asset, instrument or components of the index underlying the derivative instrument. The Fund may invest a portion of its assets in these types of instruments, which could cause the Fund’s investment exposure to exceed the value of its portfolio securities and its investment performance could be affected by securities it does not own.

The U.S. Government has enacted legislation that provides for the regulation of the derivatives market, including clearing, margin, reporting, and registration requirements. The European Union and the United Kingdom (and some other countries) are implementing similar requirements, which will affect the Fund when it enters into a derivatives transaction with a counterparty organized in that jurisdiction or otherwise subject to that jurisdiction’s derivatives regulations. Because these requirements are relatively new and evolving (and some of the rules are not yet final), their ultimate impact remains unclear. It is possible that government regulation of various types of derivative instruments could potentially limit or completely restrict the ability of the Fund to use these instruments as a part of its investment strategy, increase the costs of using these instruments or make them less effective. Limits or restrictions applicable to the counterparties with which the Fund engages in derivative transactions could also prevent the Fund from using these instruments or affect the pricing or other factors relating to these instruments, or may change availability of certain investments.

The CFTC, certain foreign regulators and many futures exchanges have established (and continue to evaluate and revise) limits, referred to as “position limits,” on the maximum net long or net short positions which any person, or group of persons acting in concert, may hold or control in particular futures and options on futures contracts. In addition, U.S. federal position limits apply to swaps that are economically equivalent to futures contracts on certain agricultural, metals and energy commodities. Unless an exemption applies, all positions owned or controlled by the same person or entity, even if in different accounts, must be aggregated for purposes of determining whether the applicable position limits have been exceeded and, as a result, the Adviser’s or a Sub-Adviser’s trading decisions may have to be modified or positions held by the Fund may have to be liquidated in order to avoid exceeding such limits. Even if the Fund does not intend to exceed applicable position limits, it is possible that different clients managed by the Adviser, a Sub-Adviser, or its affiliates may be aggregated for this purpose. The modification of investment decisions or the elimination of open positions, if it occurs, may adversely affect the profitability of the Fund. A violation of position limits could also lead to regulatory action materially adverse to the Fund’s investment strategy. The Fund may also be affected by other regimes, including those of the European Union and United Kingdom, and trading venues that impose position limits on commodity derivative contracts.

Rule 4.5 under the Commodity Exchange Act (“CEA”) permits the advisers of registered investment companies to rely on an exclusion from registration under the CEA as a commodity pool operator (“CPO”). Among other conditions, under amended Rule 4.5, the adviser to a registered investment company can claim exclusion from registration as a CPO only if the fund uses commodity interests solely for “bona fide hedging purposes,” or limits its use of commodity interests for non-bona fide hedging purposes to certain minimal amounts. With respect to the Fund, JNAM has filed with the National Futures Association a notice claiming an exclusion from the definition of the term “commodity pool operator” under the CEA (the “exclusion”). Accordingly, JNAM is not subject to registration or regulation as a “commodity pool operator” under the CEA with respect to the Fund. To remain eligible for the exclusion, the Fund will be limited in its ability to use certain instruments regulated under the CEA (“commodity interests”), including futures and options on futures and certain swaps transactions. In the event that the Fund’s investments in commodity interests are not within the thresholds set forth in the exclusion, JNAM may be required to act in a registered CPO capacity with respect to the Fund. JNAM’s eligibility to claim the exclusion with respect to the Fund will be based upon, among other things, the level of the Fund’s investment in commodity interests, the purposes of such investments, and the manner in which the Fund holds out its use of commodity interests. The ability of the Fund to invest in commodity interests (including, but not limited to, futures and swaps on broad-based securities indices and interest rates) may be limited by JNAM’s intention to operate the Fund in a manner that would permit JNAM to continue to claim the exclusion, which may adversely affect the Fund’s total return.

Under the Dodd-Frank Act, the Fund also may be subject to additional recordkeeping and reporting requirements. In addition, the tax treatment of certain derivatives, such as certain swaps, is unclear under current law and may be subject to future legislation, regulation or administrative pronouncements issued by the IRS. Other future regulatory developments may also impact the Fund’s ability to invest or remain invested in certain derivatives. Legislation or regulation may also change the way in which the Fund itself is regulated. The Sub-Adviser cannot predict the effects of any new governmental regulation that may be implemented or the ability of the Fund to use swaps or any other financial derivative product, and there can be no assurance that any new governmental regulation or self-regulatory organization rule will not adversely affect the Fund’s ability to achieve its investment objective.

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SEC Rule 18f-4 under the 1940 Act (“Rule 18f-4”) governs the use of derivatives, reverse repurchase agreements, and certain other transactions by registered investment companies. In connection with the adoption of Rule 18f-4, the SEC withdrew prior guidance requiring compliance with an asset segregation framework for covering certain derivative instruments and related transactions. Rule 18f-4, like the prior guidance, provides a mechanism by which the Fund is able to engage in derivatives transactions, even if the derivatives are considered to be "senior securities" for purposes of Section 18 of the 1940 Act. Rule 18f-4, among other things, requires a fund that invests in derivate instruments beyond a specified limited amount to apply value-at-risk (“VaR”) based limit to its use of certain derivative instruments and financing transactions and to adopt and implement a derivatives risk management program. Generally, these requirements apply to the Fund unless the Fund satisfies Rule 18f-4's “limited derivatives users” exception, in which case the Fund is not subject to the full requirements of Rule 18f-4. When the Fund invests in reverse repurchase agreements or similar financing transactions, Rule 18f-4 requires the Fund to either aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the Fund's asset coverage ratio or treat all such transactions as derivatives transactions. These and other new rules and regulations could, among other things, further restrict the Fund’s ability to engage in, or increase the cost to the Fund of, derivatives transactions, for example, by making some types of derivatives no longer available to the Fund or otherwise limiting liquidity. The implementation of the clearing requirement has increased the costs of derivatives transactions for the Fund because the Fund has to pay fees to their clearing members and are typically required to post more margin for cleared derivatives than they have historically posted for bilateral derivatives. These rules and regulations are still relatively new, so their full impact on the Fund and the financial system are not yet known. While the rules and regulations and central clearing of some derivatives transactions are designed to reduce systemic risk (i.e., the risk that the interdependence of large derivatives dealers could cause them to suffer liquidity, solvency or other challenges simultaneously), there is no assurance that they will achieve that result, and, as noted above, central clearing and related requirements expose the Fund to new kinds of costs and risks.

Forward and futures contract risk. The successful use of forward and futures contracts draws upon the Sub-Adviser’s skill and experience with respect to such instruments. Forward and futures contracts are subject to the risks of derivatives including, but not limited to: (a) the imperfect correlation between the change in market value of the instruments held by the Fund and the price of the forward or futures contract; (b) possible lack of a liquid market for a forward or futures contract and the resulting inability to close a forward or futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the Sub- Adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; (e) the possibility that the counterparty, clearing member or clearinghouse will default in the performance of its obligations; and (f) if the Fund has insufficient cash, it may have to sell securities from its portfolio to meet daily variation margin requirements, and the Fund may have to sell securities at a time when it may be disadvantageous to do so.

Swaps risk. Swap agreements are subject to the risks of derivatives, including risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the other party to the agreement. Swap agreements historically have been OTC, two-party contracts entered into primarily by institutional investors for periods typically ranging from a few weeks to more than one year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. There are various types of swaps, including but not limited to, total return swaps, credit default swaps and interest rate swaps; all of these and other swaps are derivatives and as such, each is subject to the general risks relating to derivatives described herein. The Dodd–Frank Act mandated a new regulatory framework for trading swaps in the United States. For example, certain standardized swaps are now, and others may in the future be, required to be executed on or subject to the rules of specified trading platforms such as designated contract markets or swap execution facilities and cleared by a central counterparty such as a derivatives clearing organization (“DCO”). Central clearing is intended to reduce the risk of default by the counterparty. However, central clearing may increase the costs of swap transactions. There are also risks introduced of a possible default by the central counterparty or by a clearing member or futures commission merchant through which a swap is submitted for clearing. The process of implementing regulations under the Dodd-Frank Act is ongoing and there may be further changes to the system.

Liquidity and Valuation Risk. Liquidity risk is the risk that securities may be difficult or impossible to sell at the time the Sub-Adviser would like or at the price it believes the security is currently worth. Liquidity risk may be increased for certain fund investments, including those investments in funds with gating provisions or other limitations on investor withdrawals and restricted or illiquid securities. Some funds in which the Fund invests may impose restrictions on when an investor may withdraw its investment or limit the amounts an investor may withdraw. To the extent that the Sub-Adviser seeks to reduce or sell out of its investment at a time or in an amount that is prohibited, the Fund may not have the liquidity necessary to participate in other investment opportunities or may need to sell other investments that it may not have otherwise sold.

The Fund may also invest in securities that, at the time of investment, are illiquid, as determined by using the SEC’s standard applicable to registered investment companies (i.e., securities that cannot be disposed of by the Fund within seven calendar days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Investment of the Fund’s assets in illiquid and restricted securities may also restrict the Fund’s ability to take advantage of market opportunities.

Valuation risk is the risk that one or more of the securities in which the Fund invests are priced differently than the value realized upon such security’s sale. In times of market instability, valuation may be more difficult, in which case the Sub-Adviser’s judgment may play a greater role in the valuation process.

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Mezzanine Securities Risk. Mezzanine securities are generally rated below investment-grade and frequently are unrated and present many of the same risks as senior loans, second lien loans and non-investment grade bonds. However, unlike senior loans and second lien loans, mezzanine securities are not a senior or secondary secured obligation of the related borrower. They typically are the most subordinated debt obligation in an issuer’s capital structure. Mezzanine securities also may often be unsecured. Mezzanine securities therefore are subject to the additional risk that the cash flow of the related borrower and the property securing the loan may be insufficient to repay the scheduled obligation after giving effect to any senior obligations of the related borrower. Mezzanine securities are also expected to be illiquid investments. Mezzanine securities will be subject to certain additional risks to the extent that such loans may not be protected by financial covenants or limitations upon additional indebtedness. Investment in mezzanine securities is a highly specialized investment practice that depends more heavily on independent credit analysis than investments in other types of debt obligations.

Covenant-Lite Loans Risk. Covenant-lite loans contain fewer maintenance covenants than other types of loans, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.

Reinvestment Risk. Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities, because the portfolio managers believe the current holdings are overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on dividend levels, NAV and/or overall return of the Shares.

Call Risk. Call risk is the risk that, during a period of falling interest rates, the issuer may redeem a security by repaying it early, which may reduce the Fund’s income if the proceeds are reinvested at lower interest rates.

Structured Finance Securities Risk. The Fund’s investments may consist of collateralized loan obligations (“CLOs”) or similar instruments. Such structured finance securities are generally backed by an asset or a pool of assets, which serve as collateral. Depending on the type of security, the collateral may take the form of a portfolio of mortgage loans or bonds or other assets. The Fund and other investors in structured finance securities ultimately bear the credit risk of the underlying collateral. In some instances, the structured finance securities are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches.

In light of the above considerations, structured finance securities present risks similar to those of the other types of debt obligations in which the Fund may invest and such risks may be of greater significance in the case of structured finance securities. Moreover, investing in structured finance securities may entail a variety of unique risks. Structured finance securities may be subject to prepayment risk. In addition, the value of a structured finance security will be affected by a variety of factors, including the security’s priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility. Investments in structured finance securities may also be subject to liquidity and valuation risks.

Counterparty Risk. Transactions involving a counterparty are subject to the credit risk of the counterparty. The Fund that enters into contracts with counterparties, such as repurchase or reverse repurchase agreements or derivatives contracts, or that lends its securities, runs the risk that the counterparty will be unable or unwilling to make timely settlement payments or otherwise honor its obligations. If a counterparty fails to meet its contractual obligations, files for bankruptcy, or otherwise experiences a business interruption, the Fund could suffer losses, including monetary losses, miss investment opportunities or be forced to hold investments it would prefer to sell. Counterparty risk is heightened during unusually adverse market conditions.

Participants in OTC derivatives markets typically are not subject to the same level of credit evaluation and regulatory oversight as are members of exchange-based markets, and, therefore, OTC derivatives generally expose the Fund to greater counterparty risk than exchange-traded or cleared derivatives. The Fund is subject to the risk that a counterparty will not settle a derivative in accordance with its terms because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem. If a counterparty’s obligation to the Fund is not collateralized, then the Fund is essentially an unsecured creditor of the counterparty. If a counterparty defaults, the Fund will have contractual remedies, but the Fund may be delayed and/or unable to enforce them, which may cause the Fund to suffer a loss. Counterparty risk is greater for derivatives with longer maturities because there is more time for events to occur that may prevent settlement. Counterparty risk also is greater when the Fund has concentrated its derivatives with a single or small group of counterparties. Counterparty risk still exists even if a counterparty’s obligations are secured by collateral because, for example, the Fund’s interest in the collateral may not be perfected or additional collateral may not be promptly posted as required.

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The Fund also is subject to counterparty risk because it executes its securities transactions through brokers and dealers. If a broker or dealer fails to meet its contractual obligations, goes bankrupt, or otherwise experiences a business interruption, the Fund could miss investment opportunities or be unable to dispose of investments it would prefer to sell, resulting in losses for the Fund.

Counterparty risk with respect to derivatives will be affected by rules and regulations affecting the derivatives market. Some derivatives transactions (including futures, options on futures and certain swaps) are required to be (or are capable of being) centrally cleared, and a party to a cleared derivatives transaction is subject to the credit risk of the clearing house and the clearing member through which it holds its cleared position, rather than the credit risk of its original counterparty to the derivatives transaction. Credit risk of market participants with respect to derivatives that are centrally cleared is concentrated in a few clearing houses, and it is not clear how an insolvency proceeding of a clearing house would be conducted and what impact an insolvency of a clearing house would have on the financial system. A clearing member is obligated by contract and by applicable regulation to segregate all funds received from customers with respect to cleared derivatives transactions from the clearing member’s proprietary assets. However, all funds and other property received by a clearing member from its customers with respect to cleared derivatives are generally held by the clearing member on a commingled basis in an omnibus account, and the clearing member may invest those funds in certain instruments permitted under the applicable regulations. Therefore, the Fund might not be fully protected in the event of the bankruptcy of the Fund’s clearing member because the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for a relevant account class. Also, the clearing member is required to transfer to the clearing house the amount of margin required by the clearing house for cleared derivatives, which amounts are generally held in an omnibus account at the clearing house for all customers of the clearing member. Regulations promulgated by the CFTC require that the clearing member notify the clearing house of the initial margin provided by the clearing member to the clearing house that is attributable to each customer. However, if the clearing member does not accurately report the Fund’s initial margin, the Fund is subject to the risk that a clearing house will use the Fund’s assets held in an omnibus account at the clearing house to satisfy payment obligations of a defaulting customer of the clearing member to the clearing house. In addition, clearing members generally provide the clearing house the net amount of variation margin required for cleared derivatives for all of its customers in the aggregate, rather than individually for each customer. The Fund is therefore subject to the risk that a clearing house will not make variation margin payments owed to the Fund if another customer of the clearing member has suffered a loss and is in default, and the risk that the Fund will be required to provide additional variation margin to the clearing house before the clearing house will move the Fund’s cleared derivatives transactions to another clearing member. In addition, if a clearing member does not comply with the applicable regulations or its agreement with the Fund, or in the event of fraud or misappropriation of customer assets by a clearing member, the Fund could have only an unsecured creditor claim in an insolvency of the clearing member with respect to the margin held by the clearing member.

Also, under relatively new special resolution regimes adopted in the United States, the European Union, the United Kingdom and various other jurisdictions, the possibility exists that the Fund's ability to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral, could be stayed or eliminated in the event of a counterparty's (or its affiliate's) insolvency. Such regimes provide government authorities with broad authority to intervene when a financial institution is experiencing financial difficulty. In particular, governmental authorities could reduce, eliminate, or convert to equity the liabilities to the Fund of a counterparty experiencing financial difficulties (sometimes referred to as a “bail in”).

Mortgage-Related and Other Asset-Backed Securities Risk. The risk of investing in mortgage-related and other asset-backed securities include interest rate risk, extension risk, and prepayment (contraction) risk. With respect to extension risk, rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, mortgage-related securities may exhibit increased volatility. With respect to default risk, rising interest rates and falling property prices may increase the likelihood that individuals and entities will fall behind or fail to make payments on their mortgages or other loans. When there are a number of mortgage defaults, the interest paid by mortgage-backed and mortgage-related securities may decline, or may not be paid. A number of mortgage defaults could lead to a decline in the value of mortgage-backed and mortgage-related securities. In addition, legal and documentation risk (incomplete mortgage information) related to mortgage defaults may exist. With respect to prepayment risk, borrowers may pay off their mortgages or other loans sooner than expected, which may result in contraction risk, whereby the Fund will have to reinvest that money at the lower prevailing interest rates and, thus, may suffer an unexpected loss of interest income.

A mortgage-backed security is an obligation of the issuer backed by a mortgage or pool of mortgages or a direct interest in an underlying pool of mortgages. Some mortgage-backed securities make payments of both principal and interest at a variety of intervals; others make semi-annual interest payments at a predetermined rate and repay principal at maturity (like a typical bond). Investing in mortgage-back securities involves certain risks, including the failure of a counterparty to meet its commitments, adverse interest rate changes and the effects of prepayments on mortgage cash flows. Investments in mortgage-backed securities entail the uncertainty of the timing of cash flows resulting from the rate of prepayments or defaults on the underlying mortgages serving as collateral. An increase or decrease in payment rates (resulting primarily from a decrease or increase in mortgage interest rates) will affect the yield, average life, and price. The prices of mortgage-backed securities, depending on their structure and the rate of payments, can be volatile. Some mortgage-backed securities may also not be as liquid as other securities. The value of these securities also may change because of changes in the market’s perception or the actual creditworthiness of the issuer. In addition, the mortgage-backed or other asset-backed securities market in general may be adversely affected by changes in governmental regulation, interest rates, tax policies, the real estate market, and/or the overall economy.

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The Fund’s investments in mortgage-backed securities may include both residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”). The investment characteristics of RMBS differ from those of traditional debt securities. The major differences include the fact that, on certain RMBS, prepayments of principal may be made at any time. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty. CMBS may involve the risks of delinquent payments of interest and principal, early prepayments and potentially unrecoverable principal loss from the sale of foreclosed property. Subordinated classes of CMBS are entitled to receive repayment of principal only after all required principal payments have been made to more senior classes and also have subordinated rights as to receipt of interest distributions. Such subordinated classes are subject to a greater risk of non-payment than are senior classes.

The Fund may also invest in collateralized mortgage obligations (“CMOs”). Subordinated classes of CMOs are entitled to receive repayment of principal in many cases only after all required principal payments have been made to more senior classes and also have subordinated rights as to receipt of interest distributions. Such subordinated classes are subject to a greater risk of non-payment than are senior classes of CMOs guaranteed by an agency or instrumentality of the U.S. Government.

Distressed Debt Risk. The Fund may invest in securities of issuers that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy (also known as “distressed debt”). Such distressed debt securities involve substantial risk in addition to the risks of investing in lower-grade debt securities. To the extent that the Fund invests in distressed debt, the Fund is subject to the risk that it may lose a portion or all or its investment in the distressed debt and may incur higher expenses trying to protect its interests in distressed debt. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale and may be subject to liquidity risk.

Convertible Securities Risk. Convertible securities have investment characteristics of both equity and debt securities. Investments in convertible securities may be subject to market risk, credit and counterparty risk, interest rate risk and other risks associated with investments in equity and debt securities, depending on the price of the underlying security and the conversion price. While equity securities may offer the potential for greater long-term growth than most debt securities, they generally have higher volatility. A convertible security is also subject to the same types of market and issuer-specific risks that apply to the underlying common stock, since it derives a portion of its value from the common stock into which it may be converted. In addition, because companies that issue convertible securities are often small- or mid-capitalization companies, to the extent the Fund invests in convertible securities, it will be subject to the risks of investing in these companies.

The value of convertible and debt securities may fall when interest rates rise. Securities with longer durations tend to be more sensitive to changes in interest rates, generally making them more volatile than securities with shorter durations. Convertible securities normally are “junior” securities, which means that an issuer usually must pay interest on its non-convertible debt before it can make payments on its convertible securities. If an issuer stops making interest or principal payments, these securities may become worthless and the Fund could lose its entire investment. In the event of a liquidation of the issuing company, holders of convertible securities may be paid before the company’s common stockholders but after holders of any senior debt obligations of the company. Due to their hybrid nature, convertible securities are typically more sensitive to changes in interest rates than the underlying common stock, but less sensitive than a fixed rate corporate bond.

Subprime Risk. Loans, and debt instruments collateralized by loans (including Alt Lending ABS), acquired by the Fund may be subprime in quality, or may become subprime in quality. Although there is no specific legal or market definition of “subprime,” subprime loans are generally understood to refer to loans made to borrowers that display poor credit histories and other characteristics that correlate with a higher default risk. Accordingly, subprime loans, and debt instruments secured by such loans, have speculative characteristics and are subject to heightened risks, including the risk of nonpayment of interest or repayment of principal, and the risks associated with investments in high yield securities. In addition, these instruments could be subject to increased regulatory scrutiny. The Fund is not restricted by any particular borrower credit criteria when acquiring loans or debt instruments collateralized by loans.

Loans and Other Indebtedness; Loan Participations and Assignments Risk. Loan interests may take the form of (i) direct interests acquired during a primary distribution, (ii) loans originated by the Fund or (iii) assignments of, novations of or participations in all or a portion of a loan acquired in secondary markets. In addition to credit risk and interest rate risk, the Fund’s exposure to loan interests may be subject to additional risks. For example, purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the borrower for payment of principal and interest. Loans are subject to the risk that scheduled interest or principal payments will not be made in a timely manner or at all, either of which may adversely affect the values of the loan. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund’s share price and yield could be adversely affected. Loans that are fully secured offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, the collateral underlying a loan may be unavailable or insufficient to satisfy a borrower’s obligation, and the Fund could become part owner of any collateral if a loan is foreclosed, subjecting the Fund to costs associated with owning and disposing of the collateral.

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Investments in loans through a purchase of a loan, loan origination or a direct assignment of a financial institution’s interests with respect to a loan may involve additional risks to the Fund. For example, if a loan is foreclosed, the Fund could become owner, in whole or in part, of any collateral, which could include, among other assets, real estate or other real or personal property, and would bear the costs and liabilities associated with owning and holding or disposing of the collateral.

The purchaser of an assignment typically succeeds to all the rights and obligations under the loan agreement with the same rights and obligations as the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender.

In connection with purchasing loan participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the loan participation. As a result, the Fund may be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower. Certain loan participations may be structured in a manner designed to prevent purchasers of participations from being subject to the credit risk of the lender, but even under such a structure, in the event of the lender’s insolvency, the lender’s servicing of the participation may be delayed and the assignability of the participation impaired.

The Fund may have difficulty disposing of loans and loan participations because to do so it will have to assign or sell such securities to a third party. Because there is no liquid market for many such securities, the Fund anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market may have an adverse impact on the value of such securities and the Fund’s ability to dispose of particular loans and loan participations when that would be desirable, including in response to a specific economic event such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for loans and loan participations also may make it more difficult for the Fund to assign a value to these securities for purposes of valuing the Fund’s portfolio. Investments in loans may include participations in bridge loans, which are loans taken out by borrowers for a short period (typically less than one year) pending arrangement of more permanent financing through, for example, the issuance of bonds, frequently high yield bonds issued for the purpose of acquisitions.

To the extent the Fund invests in loans, including bank loans or originates loans, the Fund may be subject to greater levels of credit risk, call risk, settlement risk and liquidity risk. These instruments are considered predominantly speculative with respect to an issuer’s continuing ability to make principal and interest payments and may be more volatile than other types of securities. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in loans. In addition, the loans in which the Fund invests may not be listed on any exchange and a secondary market for such loans may be comparatively illiquid relative to markets for other more liquid fixed income securities. Consequently, transactions in loans may involve greater costs than transactions in more actively traded securities. In connection with certain loan transactions, transaction costs that are borne by the Fund may include the expenses of third parties that are retained to assist with reviewing and conducting diligence, negotiating, structuring and servicing a loan transaction, and/or providing other services in connection therewith. Furthermore, the Fund may incur such costs in connection with loan transactions that are pursued by the Fund but not ultimately consummated (so-called “broken deal costs”). Restrictions on transfers in loan agreements, a lack of publicly available information, irregular trading activity and wide bid/ask spreads, among other factors, may, in certain circumstances, make loans more difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in the Fund being unable to realize full value for the loans and/or may result in the Fund not receiving the proceeds from a sale of a loan for an extended period after such sale, each of which could result in losses to the Fund. Some loans may have extended trade settlement periods, including settlement periods of greater than seven days, which may result in cash not being immediately available to the Fund. If an issuer of a loan prepays or redeems the loan prior to maturity, the Fund may have to reinvest the proceeds in other loans or similar instruments that may pay lower interest rates. Because of the risks involved in investing in loans, an investment in the Fund should be considered speculative.

The Fund’s investments in subordinated and unsecured loans generally are subject to similar risks as those associated with investments in secured loans. Subordinated or unsecured loans are lower in priority of payment to secured loans and are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated and unsecured loans generally have greater price volatility than secured loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in subordinated or unsecured loans, which would create greater credit risk exposure for the holders of such loans. Subordinate and unsecured loans share the same risks as other below investment grade securities.

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There may be less readily available information about most loans and the underlying borrowers than is the case for many other types of securities. Loans may be issued by companies that are not subject to SEC reporting requirements and therefore may not be required to file reports with the SEC or may file reports that are not required to comply with SEC form requirements. In addition, such companies may be subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. Loans may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws. Because there is limited public information available regarding loan investments, the Fund is particularly dependent on the analytical abilities of the Fund’s portfolio managers.

Economic exposure to loan interests through the use of derivatives transactions may involve greater risks than if the Fund had invested in the loan interest directly during a primary distribution or through assignments of, novations of or participations in a loan acquired in secondary markets since, in addition to the risks described above, certain derivative transactions may be subject to leverage risk and greater illiquidity risk, counterparty risk, valuation risk and other risks.

Temporary Defensive Positions and Large Cash Positions Risk. In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows and/or Fund rebalances, the Fund may temporarily hold all or a significant portion, without limitation, of its assets in cash, cash equivalents, affiliated and unaffiliated money market funds, or high-quality debt instruments. During periods in which the Fund employs such a temporary defensive strategy or holds large cash positions, it will not be pursuing, and will not achieve, its investment objective. Taking a defensive or large cash position may reduce the potential for appreciation of the portfolio and may affect performance.

Repurchase Agreements, Purchase and Sale Contracts Risk. If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, the Fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement or purchase and sale contract, and the market value of the security declines, the Fund may lose money.

Operational Risk. An investment in the Fund, like any fund, can involve operational risks arising from factors such as processing errors, human errors, inadequate or failed internal or external processes, failures in systems and technology, changes in personnel and errors caused by third-party service providers. The occurrence of any of these failures, errors or breaches could result in a loss of information, regulatory scrutiny, reputational damage or other events, any of which could have a material adverse effect on the Fund. While the Fund seeks to minimize such events through controls and oversight, there may still be failures that could cause losses to the Fund.

Tax Risk; Failure to Qualify as a RIC or Satisfy Distribution Requirement. To qualify for and maintain RIC qualification under the Code, the Fund must meet the following annual distribution, source-of-income and asset diversification requirements. See “Certain Tax Considerations.”

●	The annual distribution requirement for a RIC will be satisfied if the Fund distributes to Shareholders on an annual basis at least 90% of the sum of its investment company taxable income (as that term is defined in the Code) and any net tax-exempt interest income for such year. Because the Fund may borrow, it is subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict the Fund from making distributions necessary to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, it could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

●	The source-of-income requirement will be satisfied if the Fund obtains at least 90% of its income for each year from dividends, interest, gains from the sale of stock or securities or similar passive sources.

●	The asset diversification requirement will be satisfied if the Fund meets certain asset diversification requirements at the end of each quarter of the Fund’s tax year. To satisfy this requirement,

o	at least 50% of the value of the Fund’s assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of such issuer, and

o	no more than 25% of the value of the Fund’s assets can be invested in the securities, other than U.S. Government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under the Code and its applicable regulations, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of its qualification as a RIC. Because most of the Fund’s investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If the Fund fails to qualify for or maintain RIC tax treatment for any reason and is subject to corporate income tax, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distribution and the amount of the Fund’s distributions.

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Access to Investments Risk. The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than the Fund is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms.

Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a registered investment company. The Fund is subject to certain restrictions under the 1940 Act, and certain tax requirements, among other restrictions, that limit the Fund’s ability to make investments, as compared to a fund that is not so registered. Such restrictions may prevent the Fund from participating in (or increasing its share of) certain favorable investment opportunities, or may lead to a lack of exposure to a certain type of investment for certain periods of time. The Fund’s intention to qualify and be eligible for treatment as a regulated investment company under the Code can limit its ability to acquire or continue to hold positions in investments that would otherwise be consistent with its investment strategy. The Fund incurs additional expenses (compared to a fund that is not registered under the 1940 Act) in determining whether an investment is permissible under the 1940 Act and in structuring investments to comply with the 1940 Act, which reduces returns to Shareholders of the Fund.

Non-Diversification Risk. The Fund is non-diversified. As such, the Fund may invest in a limited number of issuers. Under a definition provided by the 1940 Act, non-diversified funds may invest in fewer securities, or in larger proportions of the securities of single companies or industries. If these securities were to decline in value, there could be a substantial loss of the investment. In addition, because of the investment strategies, the Fund may hold a smaller number of issuers than if it were “diversified.” There is increased risk in investing in a smaller number of different issuers than there is in investing in a larger number of issuers since changes in the financial condition or market status of a single issuer may cause greater fluctuation in a non-diversified portfolio with respect to total return and share price.

Private Funds Risk. The Private Funds will not be subject to the 1940 Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to shareholders under the 1940 Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Private Fund managers, and leverage limitations. By investing in the Private Funds indirectly through the Fund, a Shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by the Private Fund.

Further, the Private Funds are not subject to the same investment limitations as the Fund and may have different and contrary investment limitations and other policies. Unlike registered investment companies, the Private Funds currently are not obligated by regulations or law to disclose publicly the contents of their portfolios. As such, the Fund has limited visibility into the underlying investments of the Private Funds and is dependent on information provided by the private fund managers. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with regulations applicable to the Fund, may result in style drift, and ultimately may limit the universe of Private Funds in which the Fund can invest.

Investment in Private Funds carries the risk of loss due to Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers. The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.

In order to meet its obligation to provide capital for unfunded commitments, the Fund may be required to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Sub-Adviser’s strategy.

Risk of Regulatory Changes. Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New (or revised) laws or regulations may be imposed by the U.S. Commodity Futures Trading Commission (“CFTC”), the SEC, the U.S. Internal Revenue Service (“IRS”), the U.S. Federal Reserve or other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. In particular, these agencies are implementing a variety of new rules pursuant to financial reform legislation in the United States. The EU (and some other countries) are implementing similar requirements. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations.

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Foreign Securities Risk. Investments in, or exposure to, foreign securities involve risks not typically associated with U.S. investments. These risks include, among others, adverse fluctuations in foreign currency values, possible imposition of foreign withholding or other taxes on income payable on the securities, as well as adverse political, social and economic developments, such as political upheaval, acts of terrorism, financial troubles, sanctions or the threat of new or modified sanctions, or natural disasters. Many foreign securities markets, especially those in emerging market countries, are less stable, smaller, less liquid, and less regulated than U.S. securities markets, and the costs of trading in those markets is often higher than in U.S. securities markets. There may also be less publicly available information about issuers of foreign securities compared to issuers of U.S. securities and foreign issuers may not be subject to the same accounting, auditing and financial recordkeeping standards and requirements as domestic issuers. In addition, the economies of certain foreign markets may not compare favorably with the economy of the United States with respect to issues such as growth of gross national product, reinvestment of capital, resources and balance of payments position. Such factors may adversely affect the value of securities issued by companies in foreign countries or regions.

Investments in, or exposure to, foreign securities could be affected by restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than U.S. accounting practices and regulation may be inadequate or irregular. Investments in, or exposure to, emerging market countries and/or their securities markets may present market, credit, currency, liquidity, legal, political, technical and other risks different from, or greater than, the risks of investing in developed countries. In addition, the risks associated with investing in a narrowly defined geographic area are generally more pronounced with respect to investments in, or exposure to, emerging market countries.

Emerging Markets and Less Developed Countries Risk. Emerging market and less developed countries generally are located in Asia, the Middle East, Eastern Europe, Central and South America and Africa. Investments in, or exposure to, securities that are tied economically to emerging market and less developed countries are subject to all of the risks of investments in, or exposure to, foreign securities, generally to a greater extent than in developed markets, among other risks. Investments in securities that are tied economically to emerging markets involve greater risk from economic and political systems that typically are less developed, and likely to be less stable, than those in more advanced countries. The Fund also will be subject to the risk of adverse foreign currency rate fluctuations. Emerging market and less developed countries may also have economies that are predominantly based on only a few industries or dependent on revenues from particular commodities. There may be government policies that restrict investment by foreigners, greater government influence over the private sector, and a higher risk of a government taking private property in emerging and less developed countries. Moreover, economies of emerging market countries may be dependent upon international trade and may be adversely affected by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade. As a result of these risks, investments in securities tied economically to emerging markets tend to be more volatile than investments in securities of developed countries.

Underdeveloped securities exchanges and low or nonexistent trading volume in securities of issuers may result in a lack of liquidity and in price volatility. The Fund may not be able to sell such securities in a timely manner, and may receive less than the currently available market price when selling such emerging market securities. Emerging market countries often have less uniformity in accounting and reporting requirements and less reliable clearance and settlement, registration and custodial procedures, which could result in ownership registration being completely lost. Issuers in emerging markets typically are subject to greater risk of adverse changes in earnings and business prospects than are companies in developed markets. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions, including confiscatory taxes on investment proceeds and other restrictions on the ability of foreign investors to withdraw their money at will, or from problems in security registration or settlement and custody. Investments in, or exposure to, emerging market securities may be more susceptible to investor sentiment than investments in developed countries. As a result, emerging market securities may be adversely affected by negative perceptions about an emerging market country’s stability and prospects for continued growth. The Fund will also be subject to the risk of negative foreign currency rate fluctuations. Investments in, or exposure to, emerging market securities tend to be more volatile than investments in developed countries.

Frontier market countries are emerging market countries that are considered to have the smallest, least mature and least liquid securities markets. Frontier market countries generally have smaller economies and less developed capital markets than traditional emerging markets, and, as a result, the risks of investing in emerging market countries are magnified in frontier market countries. The economies of frontier market countries are less correlated to global economic cycles than those of their more developed counterparts and their markets have low trading volumes, low security market capitalizations, and the potential for extreme price volatility and illiquidity. This volatility may be further heightened by the actions of a few major investors. For example, a substantial increase or decrease in cash flows of mutual funds investing in these markets could significantly affect local stock prices and, therefore, the price of Fund shares. These factors make investing in frontier market countries significantly riskier than in other countries and any one of them could cause the price of the Fund’s shares to decline.

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Exchange-Traded Funds Investing Risk. Most exchange-traded funds (“ETFs”) are investment companies whose shares are purchased and sold on a securities exchange. Generally, an ETF represents a portfolio of securities designed to track a particular market segment or index. An investment in an ETF generally presents the following risks: (i) the same primary risks as an investment in a conventional mutual fund (i.e., one that is not exchange-traded) that has the same investment objectives, strategies and policies; (ii) the risk that an ETF may fail to accurately track the market segment or index that underlies its investment objective; (iii) price fluctuation, resulting in a loss to the Fund; (iv) the risk that an ETF may trade at a discount to its net asset value; (v) the risk that an active market for an ETF’s shares may not develop or be maintained; and (vi) the risk that an ETF may no longer meet the listing requirements of any applicable exchanges on which that ETF is listed. When the Fund invests in an ETF, Shareholders bear their proportionate share of the ETF’s fees and expenses as well as their share of the Fund’s fees and expenses.

In addition, many ETFs invest in securities included in, or representative of, underlying indexes regardless of investment merit or market trends and, therefore, these ETFs do not change their investment strategies to respond to changes in the economy, which means that an ETF may be particularly susceptible to a general decline in the market segment relating to the relevant index. As with traditional mutual funds, ETFs charge asset-based fees. The Fund will indirectly pay a proportional share of the asset-based fees of the ETFs in which it invests. During periods of market volatility, there may be delays in the pricing of ETFs, and ETF exchange-traded prices may also be subject to volatility, which could cause the Fund to lose money.

Investment in Other Investment Companies Risk. As with other investments, investments in other investment companies, including exchange-traded funds, are subject to market risk. In addition, if the Fund acquires shares of investment companies, including ones affiliated with the Fund, Shareholders bear both their proportionate share of expenses in the Fund (including management and advisory fees) and, indirectly, the expenses of the investment companies in which the Fund invests. To the extent that shares of the Fund are held by an affiliated fund, the ability of the Fund itself to invest in other investment companies may be limited. Investments in real estate investment trusts or securities with similar characteristics that pool investors’ capital to purchase or finance real estate investments involve certain unique risks, including concentration risk (by geography or property type) and interest rate risk (i.e., in a rising interest rate environment, the stock prices of real estate-related investments may decline, and the borrowing costs of these companies may increase).

Reporting Requirements. Shareholders who beneficially own Shares that constitute more than 5% or 10% of the Fund’s Shares are subject to certain requirements under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. These include requirements to file certain reports with the SEC. The Fund has no obligation to file such reports on behalf of such Shareholders or to notify Shareholders that such reports are required to be made. Shareholders who may be subject to such requirements should consult with their legal advisers.

Fluctuations in Performance. The Fund could experience fluctuations in its performance due to a number of factors, including, but not limited to, the Fund’s ability or inability to make investments in companies that meet the Fund’s investment criteria, the interest rate payable on the debt securities the Fund acquires, the level of the Fund’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Cybersecurity Risk. Cyber attacks could cause business failures or delays in daily processing and the Fund may need to delay transactions, consistent with regulatory requirements, as a result could impact the performance of the Fund.

Short Sales Risk. A short sale may be effected by selling a security that the Fund does not own. If the price of the security sold short increases, the Fund would incur a loss; conversely, if the price declines, the Fund will realize a gain. The Fund may take a short position in securities or in a derivative instrument, such as a future, forward or swap. Short sales involve greater reliance on the Sub-Adviser’s ability to accurately anticipate the future value of an instrument, potentially higher transaction and other costs (that will reduce potential Fund gains and increase potential Fund losses), and imperfect correlation between the actual and desired level of exposure. Because the Fund’s potential loss on a short position arises from increases in the value of the asset sold short, the extent of such loss, like the price of the asset sold short, is theoretically unlimited. By investing the proceeds received from selling securities short, the Fund could be deemed to be employing a form of leverage, which creates special risks. The Fund’s long positions could decline in value at the same time that the value of the short positions increase, thereby increasing the Fund’s overall potential for loss to a greater extent than would occur without the use of leverage. Short positions typically involve increased liquidity risk and transaction costs, and the risk that the third party to the short sale may fail to honor its contract terms.

Technology Disruptions. Markets and market-participants are increasingly reliant upon both publicly available and proprietary information data systems. Data imprecision, software or other technology malfunctions, programming inaccuracies, unauthorized use or access, and similar circumstances may impair the performance of these systems and may have an adverse impact upon the performance of the Fund. Such circumstances may adversely impact the Fund’s operations or the performance of the Fund’s investments in a single issuer, a group of issuers, or the market at-large. For example, cyber attacks on the Adviser, Sub-Adviser, and/or other service providers could cause business failures or delays in daily operations, and the Fund may not be able to process shareholder transactions or calculate a net asset value ("NAV") per share. Cyber attacks also could disrupt daily operations related to trading and portfolio management. In addition, technology disruptions and cyber attacks also may impact the operations or securities prices of an issuer or a group of issuers, and thus may have an adverse impact on the value of the Fund’s investments and performance. In certain cases, an exchange or market may close or issue trading halts on specific securities or the entire market, which may result in the Fund being, among other things, unable to buy or sell certain securities or financial instruments or unable to accurately price its investments.

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Restrictions on Borrowing. The Fund may borrow for investment purposes. If the value of the Fund’s assets declines, the Fund may be unable to satisfy the asset coverage test, which would prohibit the Fund from paying distributions and could prevent the Fund from qualifying as a RIC. If the Fund cannot satisfy the asset coverage test, the Fund may be required to sell a portion of its investments and, depending on the nature of the Fund’s debt financing, repay a portion of the Fund’s indebtedness at a time when such sales may be disadvantageous. In addition, any amounts that the Fund uses to service its indebtedness would not be available for distribution by the Fund to Shareholders.

Leverage Risk. Certain transactions, such as reverse repurchase agreements, futures, forwards, swaps, or other derivative instruments, include the use of leverage and may cause the Fund to liquidate portfolio positions at disadvantageous times to satisfy its obligations. Leverage, including borrowing, may cause the Fund to be more volatile because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. The effect of using leverage is to amplify the Fund’s gains and losses in comparison to the amount of the Fund’s assets (that is, assets other than borrowed assets) at risk, which may cause the Fund’s portfolio to be more volatile. If the Fund uses leverage, the Fund has the risk of capital losses that exceed the net assets of the Fund.

Currency Risk. Investments in foreign currencies, securities that trade in or receive revenues in foreign currencies or derivatives that provide exposure to foreign currencies are subject to the risk that those currencies may decline in value, or, in the case of hedging positions, that the currency may decline in value relative to the currency being hedged. Currency exchange rates can be volatile and may be affected by a number of factors, such as the general economics of a country, the actions (or inaction) of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation. The Fund accrues additional expenses when engaging in currency exchange transactions, and valuation of the Fund’s foreign securities may be subject to greater risk because both the price of the currency (relative to the U.S. dollar) and the price of the security may fluctuate with market and economic conditions. A decline in the value of a foreign currency versus the U.S. dollar reduces the value in U.S. dollars of investments denominated in that foreign currency.

Real Estate Investment Risk. Risks of investing in real estate securities include falling property values due to increasing vacancies in rental properties, declining rents resulting from economic, legal, tax, cultural, political or technological developments, lack of liquidity, limited diversification, and sensitivity to certain economic factors such as interest-rate changes and other market conditions. Real estate is affected by general economic conditions and legal, cultural or technological developments. When growth is slowing, demand for property decreases and prices may decline, which could impact the value of real estate investments as well as mortgage-backed securities that may be held by the Fund. Real estate company share prices may drop because of the failure of borrowers to pay their loans and poor management, and residential developers, in particular, could be negatively impacted by falling home prices, slower mortgage origination and rising construction costs. The securities of smaller real estate-related issuers can be more volatile and less liquid than securities of larger issuers and their issuers can have more limited financial resources.

Sovereign Debt Risk. In addition to the other risks applicable to debt investments, sovereign debt may decline in value as a result of default or other adverse credit event resulting from an issuer’s inability or unwillingness to make principal or interest payments in a timely fashion. A sovereign entity’s failure to make timely payments on its debt can result from many factors, including, without limitation, insufficient foreign currency reserves or an inability to sufficiently manage fluctuations in relative currency valuations, an inability or unwillingness to satisfy the demands of creditors and/or relevant supranational entities regarding debt service or economic reforms, the size of the debt burden relative to economic output and tax revenues, cash flow difficulties, and other political and social considerations. The risk of loss to the Fund in the event of a sovereign debt default or other adverse credit event is heightened by the unlikelihood of any formal recourse or means to enforce its rights as a holder of the sovereign debt. In addition, sovereign debt restructurings, which may be shaped by entities and factors beyond the Fund’s control, may result in a loss in value of the Fund’s sovereign debt holdings.

Foreign (non-U.S.) Government Securities Risk. The Fund’s investments in securities issued by non-U.S. governments (“Foreign Government Securities”) involve a high degree of risk. The foreign governmental entity that controls the repayment of debt may not be able or willing to repay the principal and/or interest when due. A governmental entity’s willingness or ability to timely repay principal and interest may be affected by, among other factors, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the governmental entity’s policy toward the International Monetary Fund and the political constraints to which a governmental entity maybe subject. Foreign governmental entities also may be dependent on expected disbursements from other governments, multilateral agencies and others abroad to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on the implementation of economic reforms and/or economic performance and the timely service of such debtor’s obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds to the foreign governmental entity, which may further impair such debtor’s ability or willingness to timely service its debts. Consequently, foreign governmental entities may default on their debt. Holders of Foreign Government Securities may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. In the event of a default by a governmental entity, there may be few or no effective legal remedies for collecting on such debt. These risks are particularly severe with respect to investments in Foreign Government Securities of emerging market countries. Among other risks, if the Fund’s investments in Foreign Government Securities issued by an emerging market country need to be liquidated quickly, the Fund could sustain significant transaction costs. Also, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth, and which may in turn diminish the value of the Fund’s holdings in emerging market Foreign Government Securities and the currencies in which they are denominated and/or pay revenues.

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Hedging Transactions Risk. The Sub-Adviser from time to time employs various hedging techniques. The success of the Fund’s hedging strategy will be subject to the Sub-Adviser’s ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Since the characteristics of many securities change as markets change or time passes, the success of the Fund’s hedging strategy will also be subject to the Sub-Adviser’s ability to continually recalculate, readjust, and execute hedges in an efficient and timely manner. For a variety of reasons, the Sub-Adviser may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. In addition, it is not possible to hedge fully or perfectly against any risk, and hedging entails its own costs (such as trading commissions and fees).

Subsidiary Risk. To the extent the Fund invests through one or more of Subsidiaries, the Fund would be exposed to the risks associated with such Subsidiary’s investments. Such Subsidiaries would likely not be registered as investment companies under the 1940 Act and therefore would not be subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Fund and/or the Subsidiary to operate as intended and could adversely affect the Fund.

Risks Relating to Accounting, Auditing and Financial Reporting, etc. The legal, regulatory, disclosure, accounting, auditing and reporting standards in certain of the countries in which investments (both direct and indirect) may be made may be less stringent and may not provide the same degree of protection or information to investors as would generally apply in the United States. Although the Fund will be using U.S. generally accepted accounting principles (“GAAP”), the assets, liabilities, profits and losses appearing in published financial statements of the investments may not reflect their financial position or operating results as they would be reflected under GAAP. Accordingly, the net asset value of the Fund published from time to time may not accurately reflect a realistic value for any or all of the investments.

Certain investments may be in companies that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the United States. Accordingly, information supplied to the Fund may be incomplete, inaccurate and/or significantly delayed. The Fund may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such companies, which may ultimately have an adverse impact on the net asset value of the Fund.

Income and Distribution Risk. The Fund expects to pay distributions out of assets legally available for distribution from time to time, at the sole discretion of the Board. Nevertheless, the Fund cannot assure Shareholders that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. The Fund’s ability to pay distributions may be adversely affected by the impact of the risks described in this Prospectus. All distributions will depend on the Fund’s earnings, its net investment income, its financial condition, and such other factors as the Board may deem relevant from time to time.

The Fund’s distribution rates may be affected by numerous factors, including but not limited to changes in realized and projected market returns, fluctuations in market interest rates, Fund performance, and other factors. There can be no assurance that a change in market conditions or other factors will not result in a change in the Fund’s distribution rate or that the rate will be sustainable in the future. For instance, during periods of low or declining interest rates, the Fund’s distributable income and dividend levels may decline for many reasons. For example, the Fund may have to deploy uninvested assets (whether from purchases of Fund shares, proceeds from matured, traded or called debt obligations or other sources) in new, lower yielding instruments. Additionally, payments from certain instruments that may be held by the Fund (such as variable and floating rate securities) may be negatively impacted by declining interest rates, which may also lead to a decline in the Fund’s distributable income and dividend levels.

Russia Investment Risk. During periods when sanctions are in place there are risks related to holding positions located in or with ties to Russia. This may include, but is not limited to, the inability to dispose of securities in that country, the inability to settle securities transactions in that country, and the inability to repatriate currency from that country. Investments in sanctioned countries may be volatile, and the Fund and its pricing agent may have difficulty valuing such sanctioned securities. Absent sanctions prohibiting these investments, the Fund may invest a portion of its assets in securities issued by companies located in Russia. Because of the underdeveloped state of Russia’s banking system and securities markets, settlement, clearing and registration of securities transactions are subject to significant risks. Prior to 2013, there was no central registration system for equity share registration in Russia and registration was carried out by either the issuers themselves or by registrars located throughout Russia. Such registrars were not necessarily subject to effective state supervision nor were they licensed with any governmental entity, thereby increasing the risk that the Fund could lose ownership of its securities through fraud, negligence, or even mere oversight. With the implementation of the National Settlement Depository (“NSD”) in Russia as a recognized central securities depository, title to Russian equity securities is now based on the records of the NSD and not the registrars. Although the implementation of the NSD is generally expected to decrease the risk of loss in connection with recording and transferring title to securities, issues resulting in loss still might occur. In addition, issuers and registrars are still prominent in the validation and approval of documentation requirements for corporate action processing in Russia. Because the documentation requirements and approval criteria vary between registrars and/or issuers, there remain unclear and inconsistent market standards in the Russian market with respect to the completion and submission of corporate action elections. To the extent that the Fund suffers a loss relating to title or corporate actions relating to its portfolio securities, it may be difficult for the Fund to enforce its rights or otherwise remedy the loss.

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Many investments in Russia are tied to commodities, particularly, oil. The price of commodities and volatility in the commodities market could have a negative impact on the Russian economy, Russian companies, and Russian investments. The geopolitical environment with Ukraine and the Middle East enhance the possibility of conflict with Russia.

In addition, Russia also may attempt to assert its influence in the region through economic or even military measures, as it did with Georgia in the summer of 2008 and Ukraine in 2014 and 2022. Russia launched a large-scale invasion of Ukraine in February 2022, which resulted in the U.S. Government imposing sanctions on Russia. Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, including politicians, may negatively impact Russia’s economy and Russian issuers of securities in which the Fund invests. Actual and threatened responses to such military action may also impact the markets for certain Russian commodities, such as oil and natural gas, as well as other sectors of the Russian economy, and may likely have collateral impacts on such sectors globally. The extent and duration of Russia’s military actions and the repercussions of such actions (including any retaliatory actions or countermeasures that may be taken by those subject to sanctions) are impossible to predict, but could result in significant market disruptions, including in the oil and natural gas markets, and may negatively affect global supply chains, inflation and global growth. These and any related events could have significant impact on Fund performance and the value of an investment in the Fund.

European Investment Risk. Investing in Europe involves many of the same risks as investing in foreign securities generally. In addition, investing in Europe poses some unique risks. Europe includes both developed and emerging markets and investments by the Fund will be subject to the risks associated with investments in such markets. Most developed countries in Western Europe are members of the European Union (“EU”) and many are also members of the European Economic and Monetary Union (“EMU”). The EU is an economic and political union of most Western European countries and a growing number of Eastern European countries. One of the key mandates of the EU is the establishment and administration of a common single market, consisting of, among other things, a single currency and a common trade policy. In order to pursue this goal, member states established the EMU, which sets out different stages and commitments that member states need to follow to achieve greater economic and monetary policy coordination, including the adoption of a single currency, the euro. Many member states have adopted the euro as their currency and, as a result, are subject to the monetary policies of the European Central Bank (“ECB”). Performance is expected to be closely tied to social, political, security, and economic conditions within Europe and to be more volatile than the performance of more geographically diversified funds. Security concerns related to immigration, war and geopolitical risk, and terrorism could have a negative impact on the EU and investments within EU countries.

Uncertainty surrounding the sovereign debt of a number of EU countries, as well as the continued existence of the EU itself, have disrupted and may disrupt markets in the U.S. and around the world. If one or more countries leave the EU or the EU dissolves, the world’s securities markets likely will be significantly disrupted. For example, in June 2016, the United Kingdom approved a referendum to leave the EU (commonly known as “Brexit”). The United Kingdom left the EU on January 31, 2020. Following the withdrawal, there was an eleven-month transition period, ending December 31, 2020, during which the United Kingdom and the EU agreed to a Trade and Cooperation Agreement governing the future relationship between the United Kingdom and the EU. The Trade and Cooperation Agreement does not provide the United Kingdom with the same level of rights or access to all goods and services in the EU as the United Kingdom previously maintained as a member of the EU and during the transition period. In particular the Trade and Cooperation Agreement does not include an agreement on financial services which is yet to be agreed. From January 1, 2021, EU laws ceased to apply in the United Kingdom. Many EU laws were transposed into English law and these transposed laws continue to apply until such time that they are repealed, replaced or amended. The United Kingdom government has enacted legislation that will repeal, replace or otherwise make substantial amendments to the EU laws that currently apply in the United Kingdom. It is impossible to predict the consequences of these amendments on the Fund and its investments. Additionally, although one cannot predict the full effect of Brexit, it could lead to global economic uncertainty and result in volatility in global stock markets and currency exchange rate fluctuations. This uncertainty may impact opportunities, pricing, availability and cost of bank financing, regulation, values or exit opportunities of companies or assets based, doing business, or having services or other significant relationships in, the United Kingdom or the EU.

Brexit may also create continued uncertainty around trade, the possibility of capital outflows from the United Kingdom, devaluation of the pound sterling, the cost of higher corporate bond spreads, and the risk that all the above could negatively impact business and consumer spending as well as foreign direct investment.

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With the United Kingdom’s withdrawal from the EU, there is the possibility that one or more other countries may withdraw from the EU and/or abandon the Euro, the common currency of the EU, as well. The impact of these actions, especially if they occur in a disorderly fashion, is not clear but could be significant and far reaching. In addition, Russia launched a large-scale invasion of Ukraine in February 2022, which has resulted in the U.S. Government imposing sanctions on Russia. The extent and duration of the military action, resulting sanctions and the potential for future sanctions and resulting future market disruptions in the region are impossible to predict, but could be significant and have a severe adverse effect on the region, including significant negative impacts on the economy and the markets for certain securities and commodities, such as oil and natural gas, as well as other sectors.

Rule 144A Securities Risk. Rule 144A securities are securities offered as exempt from registration with the SEC, but may be treated as liquid securities because there is a market for such securities. Rule 144A securities may have an active trading market, but carry the risk that the active trading market may not continue. To the extent that institutional buyers become, for a time, uninterested in purchasing Rule 144A securities, investing in such securities could increase the Fund’s level of illiquidity.

Limits of Risk Disclosure. The above discussions and the discussions in the SAI relating to various risks associated with the Fund, fund investments, and Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus, the SAI, and the Declaration of Trust and should consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

No guarantee or representation is made that the investment program of the Fund or of any Portfolio Fund will be successful, that the various fund investments selected will produce positive returns or that the Fund will achieve its investment objective.

Management of the Fund

The Board of Trustees. The Board has overall responsibility for the management and supervision of the business operations of the Fund on behalf of the Shareholders. A majority of Trustees of the Board are and will be persons who are not “interested persons” of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”). To the extent permitted by the 1940 Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board, service providers or the Adviser. See “Trustees and Officers of the Fund” in the Fund’s SAI for the identities of the Trustees and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.

The Adviser. Jackson National Asset Management, LLC (“JNAM” or the “Adviser”), located at 1 Corporate Way, Lansing, Michigan 48951, serves as the investment adviser of the Fund. Subject to the supervision of the Board, the Adviser is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters. The Adviser is an indirect, wholly owned subsidiary of Jackson Financial Inc. (“Jackson”), a leading provider of retirement products for industry professionals and their clients. Jackson and its affiliates offer variable, fixed and fixed index annuities designed for tax-efficient growth and distribution of retirement income for retail customers, as well as products for institutional investors. The Adviser is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Sub-Adviser. Neuberger Berman Investment Advisers LLC, located at 1290 Avenue of the Americas, New York, New York 10104, serves as the Fund’s sub-adviser and provides the day-to-day portfolio management of those assets of the Fund allocated to it by the Adviser. The Sub-Adviser is responsible for choosing the Fund’s investments and handling its day-to-day business as required by the investment sub-advisory agreement (the “Sub-Advisory Agreement”) between the Adviser and the Sub-Adviser; however, certain services may be performed by affiliates of the Sub-Adviser. The Sub-Adviser carries out its duties subject to the policies established by the Board of Trustees. Together, the Sub-Adviser and its affiliates continue an asset management history that began in 1939.

Portfolio Managers. The personnel who currently are jointly and primarily responsible for the day-to-day management of the Fund are:

Jackson National Asset Management, LLC

William Harding, CFA, is Senior Vice President and Chief Investment Officer for JNAM since July 2014. Mr. Harding was a Vice President, Head of Investment Management from October 2012 to June 2014. Mr. Harding leads the Investment Management function responsible for oversight of sub-advisor performance and risk, due diligence and manager research. Mr. Harding was previously the Head of Manager Research for Morningstar Inc.’s Investment Management division and has over 20 years of investment experience including asset allocation, manager research, portfolio management, and performance evaluation. Mr. Harding graduated from the University of Colorado, Boulder with a Bachelor of Science degree in Business. He holds an MBA from Loyola University Chicago and he is a Chartered Financial Analyst.

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Sean Hynes, CFA, CAIA, is a Vice President, Investment Management for JNAM. Mr. Hynes provides leadership for the performance analysis and due diligence review of external investment managers. He develops and maintains key relationships with asset managers and provides leadership and direction to Investment Management staff. Prior to joining JNAM in 2013, Mr. Hynes was an Investment Manager for Morningstar Investment Services, a wholly owned subsidiary of Morningstar Inc., and a research associate for Managers Investment Group. Mr. Hynes holds a Bachelor of Science degree in Mathematics from the University of Notre Dame, and an MBA from Carnegie Mellon University. He is a CFA and CAIA charterholder.

Mark Pliska, CFA, is a Vice President, Investment Management for JNAM. Mr. Pliska is responsible for manager research, portfolio construction, and asset allocation of the Fund. Prior to joining JNAM in 2011, Mr. Pliska worked as an Investment Analyst for Plan Sponsor Advisors from 2008 to 2011, where he was responsible for the selection and monitoring of investment managers, client reporting, and asset allocation for defined contribution and defined benefit plans, and prior to that, Mr. Pliska was a Research Analyst for DWM Financial Group from 2006 to 2008. Mr. Pliska is a National Merit Scholar and holds a B.A. in Economics from the University of Kansas.

Kyle Ottwell, CFA, CAIA, is Director, Investment Management for JNAM. Mr. Ottwell is responsible for manager research, portfolio construction, and asset allocation of the Fund, joining the Investment Management team in October 2013. Mr. Ottwell originally joined JNAM in June of 2007 as a Fund Accountant, rising to the Supervisor position. Prior to JNAM he worked as a fund accountant for State Street. Mr. Ottwell holds a Bachelor of Science degree in Finance & Banking/Real Estate from the University of Missouri-Columbia. He is a CFA and CAIA charterholder.

Neuberger Berman Investment Advisers LLC

Ashok K. Bhatia, CFA, Managing Director, joined Neuberger Berman in 2017. Mr. Bhatia is the Chief Investment Officer and Global Head of Fixed Income, and a member of Neuberger Berman's Partnership and Asset Allocation Committees and Fixed Income's Investment Strategy Committee. Before joining Neuberger Berman, Mr. Bhatia held senior investment and leadership positions in several asset management firms and hedge funds, including Wells Fargo Asset Management, Balyasny Asset Management and Stark Investments, and had investment responsibilities across global fixed income and currency markets. He began his career in 1993 as an investment analyst at Morgan Stanley. He received a BA with high honors in Economics from the University of Michigan, Ann Arbor, an MBA with high honors from the University of Chicago and has been awarded the Chartered Financial Analyst designation.

David M. Brown, CFA, Managing Director, rejoined the Neuberger Berman in 2003. Dave is Global Co-Head of Investment Grade, Co-Head Multi-Sector Fixed Income, a member of the Fixed Income Investment Strategy Committee, and acts as Senior Portfolio Manager on both Global Investment Grade and Multi-Sector Fixed Income strategies. Mr. Brown also leads the Investment Grade Credit team in determining credit exposures across both Global Investment Grade and Multi-Sector Fixed Income strategies. Mr. Brown initially joined the Neuberger Berman in 1991 after graduating from the University of Notre Dame with a BA in Government and subsequently received his MBA in Finance from Northwestern University. Prior to his return, he was a senior credit analyst at Zurich Scudder Investments and later a credit analyst and portfolio manager at Deerfield Capital. Mr. Brown has been awarded the Chartered Financial Analyst designation.

Adam Grotzinger, CFA is a Managing Director and joined Neuberger Berman in 2015. Mr. Grotzinger is a Senior Fixed Income Portfolio Manager based in Chicago. Prior to joining Neuberger Berman, he worked in the Fixed Income teams at Franklin Templeton in Singapore, London and California. Mr. Grotzinger graduated cum laude from the University of Vermont with a BS in International Business and a minor in Political Science. He is a Chartered Financial Analyst (CFA) Charterholder and member of the Chicago CFA society.

David Kupperman, PhD is a Managing Director and is Co-head of the NB Alternative Investment Management team and a member of its Investment Committee. He is also on the Investment Committee of the Specialty Finance Group which he co-founded, as well as Chairman of the NB Insurance-Linked Strategies Underwriting Committee and a Director of NB Reinsurance Ltd. Dr. Kupperman also sits on Neuberger Berman’s Asset Allocation Committee and the Investment Risk Committee. Prior to joining Neuberger Berman in 2011, he was a partner and member of the investment committee at Alternative Investment Management, LLC. Before that, he was a managing director and member of the executive committee at Paloma Partners Management Company, a multi-strategy hedge fund focused on relative value trading strategies. Previously, Dr. Kupperman was a principal at The Carlyle Group, one of the world’s largest alternative investment managers. Prior to joining Carlyle, he was a vice president in both the private equity and portfolio strategy groups at Goldman, Sachs & Co. David is on The Johns Hopkins Physics & Astronomy Advisory Council and the Krieger School Advisory Board. Dr. Kupperman holds an MA and a PhD in physics from Johns Hopkins University and a BA and an ME from Cornell University.

Joe Lynch is a Managing Director and joined Neuberger Berman in 2002. He is the Global Head of Non-Investment Grade Credit and a Senior Portfolio Manager for Non-Investment Grade Credit focusing on loan portfolios. In addition, he sits on the Credit Committee for Non-Investment Grade Credit and serves on Neuberger Berman’s Partnership Committee. Mr. Lynch was a founding partner of LightPoint Capital Management LLC, which was acquired by Neuberger Berman in 2007. Prior to joining LightPoint, he was employed at ABN AMRO, where he was responsible for structuring highly leveraged transactions. Mr. Lynch earned a BS from the University of Illinois and an MBA from DePaul University.

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Louay Mikdashi is a Managing Director and joined Neuberger Berman in June 2022 as a Head of Multi-Sector Private Credit. He leads the portfolio management/construction effort as well as the business and strategic activities for multi-sector private credit opportunities. In his role, Mr. Mikdashi works in close partnership with senior leaders across the Global Fixed Income and Alternatives divisions. Prior to joining Neuberger Berman, Mr. Mikdashi was the head of an opportunistic alternative division at BlackRock in EMEA, where he helped build and expand an investment franchise that invests globally across alternative asset classes and across the capital structure. Prior to that, he was the Global CIO of the Alternative division of Santander Asset Management and co-ran the Global Investment Committee of Neuberger Berman as Chief Investment Strategist. Mr. Mikdashi is an alumni of Harvard Business School (GMP), Boston College (Ms Finance), Babson College (MBA Entrepreneurship), HEC (Ms Economics).

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Fund.

Control Persons. A control person is a person who owns, either directly or indirectly, beneficially more than 25% of the voting securities of a company. As of June 30, 2025, the following persons beneficially owned 25% or more of the shares of the Fund outlined below:

Name and Address	Percentage of Shares Owned
JNL Moderate Allocation Fund 1 Corporate Way Lansing, MI 48951	26.26%

Investment Management Agreement. Under the general oversight of the Board, the Adviser has been engaged to continuously furnish an investment program with respect to the Fund and to furnish such other services necessary to sponsor and manage the Fund that are not specifically delegated to other service providers of the Fund, including overseeing the work that is delegated to other service providers of the Fund. The Adviser compensates all Trustees and officers of the Fund who are members of the Adviser’s organization and who render investment services to the Fund.

Pursuant to the Investment Management Agreement, the Adviser agrees to manage the investment and reinvestment of the Fund’s assets in accordance with the Fund’s investment objective and policies and determine what investments will be purchased, held, sold or exchanged by the Fund and what portion, if any, of the assets of the Fund will be held uninvested. The Adviser bears its own operating and overhead expenses attributable to its duties under the Investment Management Agreement (such as salaries, bonuses, rent, office and administrative expenses, depreciation and amortization, and auditing expenses). The Fund bears all other costs of its operations, including, without limitation, the expenses set forth in “Fund Expenses” below.

Assets	Investment Management Fee
$0 to $1 billion	1.60%
Over $1 billion	1.55%

A discussion regarding the considerations of the Fund’s Board for approving the Investment Management Agreement will be included in the Fund’s annual report to shareholders for the period ended March 31, 2024.

Sub-Advisory Agreement. The Adviser has engaged the Sub-Adviser to provide the day-to-day management of the Fund’s portfolio. The Adviser is responsible for monitoring the investment program and performance of the Sub-Adviser. Under the terms of the Sub-Advisory Agreement, the agreement can be terminated by the Adviser, the Board or by a vote of the majority of the outstanding voting securities of the Fund. In the event the Sub-Advisory Agreement is terminated, the sub-adviser may be replaced subject to any regulatory requirements, including approval by the Board and Shareholders, or the Adviser may assume day-to-day investment management of the Fund.

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Assets	Sub-Advisory Fee
$0 to $250 million	0.80%
Next $150 million	0.775%
Over $400 million	0.75%

A discussion regarding the considerations of the Fund’s Board for approving the Sub-Advisory Agreement is included in the Fund’s annual report to shareholders for the period ended March 31, 2024.

Management Fee

The Fund has agreed to pay the Adviser as compensation under the Investment Management Agreement a fee in the amount of 1.60% on an annualized basis of the average daily net assets of the Fund. The Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund.

A portion of the Management Fee may be paid to brokers or dealers that assist in the distribution of Shares.

Distributor

The Fund continuously offers the Shares at their NAV per Share through JNLD, and affiliate of the Adviser and distributor of the Shares (the “Distributor”). The Fund has entered into a Distribution Agreement with the Distributor, 300 Innovation Drive, Franklin, Tennessee 37067. Pursuant to the Distribution Agreement, the Distributor serves on a best efforts basis, subject to various conditions. The Distributor is not required to buy any Shares and does not intend to make a market in the Shares. There is a sales charge for purchases of Class A Shares.

Under the Fund’s Distribution Agreement, the Distributor is also responsible for entering into agreements with broker-dealers or other financial intermediaries (“Selling Agents”) to assist in the distribution of the Shares, reviewing the Fund’s proposed advertising materials and sales literature and making certain filings with regulators. For these services, the Distributor receives a fee from the Adviser. The Adviser is also responsible for paying any out-of-pocket expenses incurred by the Distributor in providing services under the Distribution Agreement.

Under the Fund’s Distribution Agreement with the Distributor, the Fund agrees to indemnify the Distributor and its officers, directors, employees, agents or affiliates for any error of judgment or mistake of law or for any loss suffered by the Fund or any Shareholder as a result of: (1) the Distributor serving as distributor of the Fund pursuant to the agreement; or (2) the Distributor’s failure to perform due to events beyond the reasonable control of the Distributor or its agents, except for a loss resulting from the Distributor’s willful misfeasance, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the agreement.

The Distributor may engage one or more Selling Agents to assist in the distribution of Shares. Selling Agents may charge a separate fee for their service in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee is not a sales load imposed by the Fund or the Distributor and will be in addition to the fees charged or paid by the Fund. The payment of these fees and the effect of these fees on the performance of a Shareholder’s investment in Shares will not be reflected in the performance returns of Shares.

Selling Agents may also impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions described in this Prospectus and are not imposed by the Fund, the Distributor or any other Fund service providers. These terms and conditions may affect or limit a prospective or current Shareholder’s ability to purchase Shares, a current Shareholder’s ability to tender Shares to the Fund for repurchase or to otherwise transact business with the Fund. Services provided by Selling Agents may vary. Shareholders investing in Shares through a Selling Agent should consult with the Selling Agent regarding the terms and conditions related to accounts held at the Selling Agent, services provided to such accounts and related service fees as well as operational limitations of the Selling Agent.

The Adviser pays for any distribution, marketing and promotional services rendered to the Shares including payments to Selling Agents for the sale of Shares and payments to other entities marketing the Fund. These expenses are not reflected in the expense table included in this Prospectus. Payments to Selling Agents or other entities marketing the Fund create conflicts of interest by influencing the Selling Agent, marketing entity and your salesperson to recommend Shares over another investment. These payments may also benefit the Adviser, the Distributor and their respective affiliates if these payments result in an increase in the NAV of Shares, the value upon which any fees payable by the Fund to these entities are based.

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Shareholder Servicing Plan

Shareholder Servicing Plan. The Fund operates under a Shareholder Servicing Plan with respect to Class A Shares. The Shareholder Servicing Plan allows the Fund to pay shareholder servicing fees in respect of Shareholders holding Class A Shares. Because these fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of an investment and may cost more than paying other types of sales charges. Class I Shares are not subject to the Shareholder Servicing Fee.

The Shareholder Servicing Fee to be paid under the Shareholder Servicing Plan is as follows:

Class	Shareholder Servicing Fee
Class A Shares	0.25%
Class I Shares	None

Administrator

Jackson National Asset Management, LLC (the “Administrator” or “JNAM”), 1 Corporate Way, Lansing, Michigan 48951, provides or procures, at its own expense, certain legal, audit, fund accounting, custody (except overdraft and interest expense), transfer agent, printing and mailing, and other administrative services necessary for the operation of the Fund pursuant to an Administration Agreement between the Fund and the Administrator (the “Administration Agreement”). In addition, JNAM, in its capacity as administrator, also pays a portion of the costs of JNAM’s Chief Compliance Officer. The Fund pays the Administrator a fee of 0.25%. The fees are accrued daily and paid monthly by the Fund and the administrative fees are based on the average daily net assets for the prior month.

The Fund is responsible for trading expenses including brokerage commissions, interest and taxes, and other non-operating expenses. The Fund is also responsible for nonrecurring and extraordinary expenses, interest expenses, licensing costs, directors and officers insurance, anti-money laundering service fees, costs related to the Fund’s short sales on equity securities, legal fees associated with Fund litigation, expenses related to the Fund’s Chief Compliance Officer, and the fees and expenses of the Trustees and of independent legal counsel to the Independent Trustees (categorized as “Other Expenses” in the fee tables).

The Administrator administers the Fund’s operations in such manner and to such extent as may be authorized by the Board. Administration services include, but are not limited to: (1) furnishing such office space, office equipment and office facilities as are adequate for the Fund’s needs; (2) providing, without remuneration from or other cost to the Fund, the services of individuals competent to perform all of the Fund’s executive, administrative and clerical functions that are not performed by employees or other agents engaged by the Fund or by the Administrator acting in some other capacity pursuant to a separate agreement or arrangement with the Fund; (3) assisting the Fund in selecting and coordinating the activities of the other agents engaged by the Fund, including the Fund’s custodian, independent auditors and legal counsel; (4) ensuring that all financial, accounting and other records required to be maintained and preserved by the Fund are maintained and preserved by it or on its behalf in accordance with applicable laws and regulations; (5) preparing, coordinating and finalizing all periodic reports by the Fund to Shareholders and all reports and filings required to maintain the registration and qualification of the Fund and the Fund’s shares, including the continuous public sale of shares of the Fund, or to meet other regulatory or tax requirements applicable to the Fund, under federal and state securities and tax laws; and (6) incurring all fees, costs and expenses, direct or indirect (without any recourse to the Fund) associated with any conversions from a RIC to a partnership.

The Administration Agreement continues in effect, unless earlier terminated by the Fund or the Administrator, through September 30, 2025. Thereafter, unless otherwise terminated, the Administration Agreement will continue from year to year through September 30 of each successive year, provided that such continuation is specifically approved at least annually (i) by the Trustees by vote cast in person at a meeting called for the purpose of voting on such renewal, or by the vote of a majority of the outstanding voting securities of the Fund with respect to which renewal is to be effected, and (ii) by a majority of the Independent Trustees by a vote cast in person at a meeting called for the purpose of voting on such renewal. Either party may terminate the Administration Agreement with or without cause, without the payment of any penalty, by giving the other party 60 days’ prior written notice, provided that such action shall have been authorized (i) by resolution of the Trustees, including the vote or written consent of the Independent Trustees, or (ii) by vote of a majority of the outstanding voting securities of the Fund.

Under the Administration Agreement, the Administrator is liable for any damages resulting from the negligence or misconduct of the Administrator or its employees, agents or contractors as a result of the actions or omissions by the Administrator of its obligations and duties under the agreement.

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Transfer Agent

UMB Fund Services, Inc. (the “Transfer Agent” or “UMB”) provides transfer agency services to the Fund. Fees and expenses of the Transfer Agent are paid by the Administrator.

Custodian

State Street Bank & Trust Company, located at State Street Financial Center, 1200 Crown Colony Drive, Quincy, Massachusetts, 02169, serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian.

Fund Expenses

Fund Operating Expenses. The Fund bears all expenses and costs incurred in the conduct of the Fund’s business, including, without limitation the following:

●	Advisory Fee
o	Under the Investment Management Agreement, JNAM, as the Adviser, is responsible for managing the affairs and overseeing the investments of the Fund and determining how voting and other rights with respect to securities owned by the Fund will be exercised. The Adviser also provides recordkeeping and administrative services to the Fund and oversees the performance of services provided to the Fund by other service providers, including the custodian and shareholder servicing agent. The Adviser is authorized to delegate certain of its duties with respect to the Fund to the Sub-Adviser, subject to the approval of the Board, and is responsible for overseeing the Sub-Adviser’s performance. The Adviser is solely responsible for payment of any fees to the Sub-Adviser. As compensation under the Investment Management Agreement, the Fund pays the Adviser a monthly management fee equal to 1.60% on an annualized basis of the average daily net assets of the Fund.

●	Administration Fee
o	Under the Administration Agreement, JNAM also serves as the administrator to the Fund. JNAM, in its capacity as administrator, provides or procures, at its own expense, certain legal, audit, fund accounting, custody (except overdraft and interest expense), transfer agent, federal and any state registration fees, printing and mailing, and other administrative services necessary for the operation of the Fund.

As compensation under the Administration Agreement, the Fund pays JNAM a monthly administration fee equal to 0.25% on an annualized basis of the average daily net assets of the Fund.

●	Shareholder Servicing Fee
o	Under the Plan, the Fund would be permitted to pay for shareholder servicing functions at an annual rate of 0.25% on an annualized basis of the Fund’s average daily net assets attributed to Class A shares. Because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Class I Shares are not subject to the Plan and therefore do not pay a Shareholder Servicing Fee.

Conflicts of Interest

The Fund may be subject to a number of actual and potential conflicts of interest, including, but not limited to, those set forth in further detail below.

The Adviser and Sub-Adviser each engage in financial advisory activities that are independent from, and may conflict with, those of the Fund. In the future, there might arise instances where the interests of the Adviser and/or Sub-Adviser conflict with the interests of the Fund. The Adviser and/or Sub-Adviser may from time to time provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund), which may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund, and which may compete with the Fund for investment opportunities. In addition, the Adviser and/or Sub-Adviser and each of their respective clients may from time to time invest in securities that would be appropriate for the Fund and may compete with the Fund for investment opportunities. By acquiring Shares of the Fund, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest, except as may otherwise be provided under the provisions of applicable state law or Federal securities law which cannot be waived or modified.

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The Sub-Adviser seeks to treat all clients fairly and equitably over time such that none receives preferential treatment vis-à-vis the others over time, in a manner consistent with its fiduciary duty to each of them. The Fund has no priority over any other clients of the Sub-Adviser in respect of any investment opportunity. The Sub-Adviser will allocate any investment opportunities in its discretion in accordance with its applicable investment allocation policy. The availability of investment opportunities to the Fund will be subject to the investment allocation provisions in the constitutive documents of the Sub-Adviser’s other clients. In some instances, the Sub-Adviser will not effect a pro rata allocation and will allocate investment opportunities to its clients on a non-pro rata basis in a fair and equitable manner according to a variety of factors related to each such client the Sub-Adviser deems relevant (including, without limitation, the client’s constitutive documents, investment objectives and focus, investment restrictions, existing portfolio, available capital, minimum and maximum investment size requirements, and tax, legal and regulatory implications), which may result in situations where certain funds or accounts receive allocations where others do not.

Although the Adviser and Sub-Adviser will seek to allocate investment opportunities among the Fund and their respective other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Adviser or Sub-Adviser will be appropriate for the Fund or will be referred to the Fund.

The directors, partners, trustees, managers, members, officers and employees of the Adviser and Sub-Adviser may buy and sell securities or other investments for their own accounts. As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, each of the Fund, the Adviser and Sub-Adviser have adopted codes of ethics (collectively, the “Codes of Ethics”) in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by email at publicinfo@sec.gov.

Allocation of the Adviser and Sub-Adviser’s Time. The Fund substantially relies on the Adviser to manage the day-to-day activities of the Fund and the Sub-Adviser to implement the Fund’s investment strategy. The Adviser and Sub-Adviser are each involved with activities that are unrelated to the Fund. For example, neither the Adviser nor the Sub-Adviser is restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser or Sub-Adviser. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser, the Sub-Adviser and their officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the assets of other clients of the Adviser and Sub-Adviser. The Adviser, the Sub-Adviser and their employees will devote only as much of their time to the Fund’s business as the Adviser, the Sub-Adviser and their respective employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, the Adviser, the Sub-Adviser and their employees may experience conflicts of interest in allocating management time, services and functions among the Fund and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other entities than to the Fund.

Nevertheless, the Fund believes that the members of the Adviser and Sub-Adviser’s senior management and the other key professionals have sufficient time to fully discharge their responsibilities to the Fund and to the other businesses in which they are involved. The Fund believes that its executive officers will devote the time required to manage the business and expect that the amount of time a particular executive officer devotes to the Fund will vary during the course of the year and depend on the Fund’s business activities at the given time.

Dividends and Distributions

The Fund contemplates declaring as dividends each year all or substantially all of its taxable income. A Shareholder’s dividends and capital gain distributions will be automatically reinvested if the Shareholder does not instruct the Administrator otherwise. A Shareholder who elects not to reinvest will receive both dividends and capital gain distributions in cash. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

Any distributions reinvested will nevertheless remain subject to U.S. federal (and applicable state and local) taxation to Shareholders. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including fund investments), non-capital gains proceeds from the sale of assets (including fund investments), as well as the costs of any leverage obtained by the Fund (including interest expenses on any reverse repurchase agreements, dollar rolls and borrowings and dividends payable on any preferred shares issued by the Fund), and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions.

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Each year a statement on IRS Form 1099-DIV (or successor form) identifying the character (e.g., as ordinary income, qualified dividend income or long-term capital gain) of the distributions will be mailed to Shareholders. The Fund’s distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal tax purposes. A return of capital generally is a return of a Shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Adviser. See “Certain Tax Considerations.” There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

The Fund has elected to be treated, and intends to qualify and to be treated each year, as a RIC under the Code. To qualify for and maintain RIC tax treatment, the Fund must, among other things, distribute at least 90% of the sum of its investment company taxable income (as that term is defined in the Code) and any net tax-exempt interest income for such year. A RIC may satisfy the 90% distribution requirement by distributing dividends (other than capital gain dividends) during the taxable year (including dividends declared in October, November or December of a taxable year that, if paid in the following January, are treated as paid by a RIC and received by its shareholders in the prior taxable year). In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillover dividend” provisions of the Code. If a RIC makes a spillover dividend the amounts will be included in IRS Form 1099-DIV for the year the spillover distribution is paid.

The Fund can offer no assurance that it will achieve results that will permit the Fund to pay any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes the Fund to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. See “Certain Tax Considerations.”

In the event that the Fund encounters delays in locating suitable investment opportunities, the Fund may return all or a substantial portion of the proceeds from the offering of Shares in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your Shares.

The Board may change the Fund’s distribution policy and the amount or timing of distributions, based on a number of factors, including the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains and historical and projected net investment income and net short- and long-term capital gains.

Dividend Reinvestment

Pursuant to the Fund’s dividend reinvestment plan (the “Plan”), unless a Shareholder is ineligible or otherwise elects, all distributions of dividends (including capital gain dividends) with respect to a class of Shares will be automatically reinvested by the Fund in additional Shares of the corresponding class, which will be issued at the NAV per Share determined as of the ex-dividend date. Election not to reinvest dividends and to instead receive all dividends and capital gain distributions in cash may be made by contacting UMB at P.O. Box 2175, Milwaukee, Wisconsin 53201 or 1-877-545-0041. Such written instructions must be received by UMB at least 1 business day prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the Plan.

The Fund and the Administrator reserve the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan, as well as a copy of the full Plan itself, may be obtained from UMB at P.O. Box 2175, Milwaukee, Wisconsin 53201 or 1-877-545-0041.

Distributions are taxable as described herein whether Shareholders receive them in cash or reinvest them in additional Shares. See “Certain Tax Considerations.”

Outstanding Securities

As of June 30, 2025, the following number of Shares of the Fund was authorized for registration and outstanding:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Common Shares of Beneficial Interest	Unlimited	N/A	53,753,154

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Quarterly Repurchase Offers

The Fund is a closed-end interval fund and, to provide liquidity, makes quarterly offers to repurchase Shares. No Shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s policy. No public market for the Shares exists, and none is expected to develop in the future. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its outstanding Shares at the applicable NAV per Share on a quarterly basis. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase no less than 5% of the Fund’s outstanding Shares at the applicable NAV per Share, subject to approval of the Board.

Repurchase Dates. The Fund will make quarterly repurchase offers every quarter. As discussed below, the date on which the repurchase price for Shares is determined will occur no later than the fourteenth day after the Repurchase Request Deadline (or the next business day, if the fourteenth day is not a business day).

Repurchase Request Deadline. The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer (the “Repurchase Request Deadline”) will be at least twenty-one (21) and no more than forty-two (42) days following written notice to each Shareholder setting forth, among other things:

●	The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

●	The date on which a Shareholder’s repurchase request is due.

●	Any fees applicable to the repurchase.

●	The date that will be used to determine the NAV per Share of the respective Share class applicable to the repurchase offer (the “Repurchase Pricing Date”).

●	The date by which the Fund will pay to Shareholders the proceeds from their Shares accepted for repurchase.

●	The NAV of the Shares as of a date no more than seven days before the date of the written notice and the means by which Shareholders may ascertain the NAV per Share.

●	The procedures by which Shareholders may tender their Shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

●	The circumstances in which the Fund may suspend or postpone the repurchase offer.

Shareholders that hold Shares through a financial intermediary will need to ask their financial intermediary to submit their repurchase requests and tender Shares on their behalf. The Repurchase Request Deadline will be strictly observed. If a Shareholder’s repurchase request is not submitted to the Fund’s transfer agent in properly completed form by the Repurchase Request Deadline, the Shareholder will be unable to sell his or her Shares to the Fund until a subsequent repurchase offer, and the Shareholder’s request for that offer must be resubmitted. If a Shareholder’s financial intermediary will submit his or her repurchase request, the Shareholder should submit his or her request to the financial intermediary in the form requested by the financial intermediary sufficiently in advance of the Repurchase Request Deadline to allow the financial intermediary to submit the request to the Fund. If a Shareholder’s financial intermediary is unable or fails to submit the Shareholder’s request to the Fund in a timely manner, or if the Shareholder fails to submit his or her request to the Shareholder’s financial intermediary, the Shareholder will be unable to sell his or her Shares to the Fund until a subsequent repurchase offer, and the Shareholder’s request for that offer must be resubmitted. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Determination of Repurchase Price and Payment for Shares. The Board, in its sole discretion, will determine the number of outstanding Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.

The Repurchase Pricing Date will occur no later than the fourteenth (14th) day after the Repurchase Request Deadline (or the next business day, if the fourteenth day is not a business day). The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date. The Fund’s NAV per Share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV is discussed below under “Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV by visiting the Fund’s website (https://www.jackson.com/interval-funds.html) or calling the Fund’s transfer agent, 1-877-545-0041.

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Early Repurchase Fees. The Fund may charge an early repurchase fee of not more than 2.00%, if any, with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased.

The Early Repurchase Fee may be waived for certain categories of Shareholders or transactions. For example, the Early Repurchase Fee will be waived on repurchases of Shares (i) in the event of the Shareholder’s death or disability; (ii) that result from required minimum distributions taken from retirement accounts when the Shareholder reaches age 70½; (iii) that result from returns of excess contributions made to retirement plans or individual retirement accounts; (iv) to satisfy participant loan advances by employer sponsored retirement plans; and (v) in connection with distributions qualifying under the hardship provisions of the Code. Restrictions may apply to certain accounts and certain transactions. The Fund reserves the right to change these terms at any time. Any change will apply only to Shares purchased after the effective date of such change.

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares. However, for repurchases of Shares not otherwise subject to an Early Repurchase Fee, the Fund is permitted to allocate Shareholders, whose Shares are repurchased, costs and charges imposed by a Portfolio Fund and for which an Early Repurchase fee is not charged (e.g., because such repurchase occurred after the one year anniversary of the purchase of Shares) in an amount of up to 2.00%, in accordance with Rule 23c-3, if the Sub-Adviser determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges.

In the event that the Adviser or Sub-Adviser holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.

Suspension or Postponement of Repurchase Offers. The Fund may suspend or postpone a repurchase offer only in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, and only with the approval of a majority of the Trustees, including a majority of the Independent Trustees. The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code; (2) for any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

Oversubscribed Repurchase Offers. There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Trustees set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund, which is currently expected to be no less than 5% of the Fund’s outstanding Shares. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund as of the Repurchase Request Deadline. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other Shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Consequences of Repurchase Offers. From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

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If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Principal Risks — Repurchase Offers Risk” above. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Certain Tax Considerations” below and in the SAI.

Calculation of Net Asset Value; Valuation

The price of the Fund’s shares is based on its NAV. The NAV of the Fund’s shares is generally determined by the Adviser once each day on which the New York Stock Exchange (“NYSE”) is open (a “Business Day”) at the close of the regular trading session of the NYSE (normally 4:00 p.m. Eastern Time, Monday through Friday). However, consistent with legal requirements, calculation of the Fund’s NAV may be suspended on days determined by the Board during times of NYSE market closure, which may include times during which the SEC issues policies or protocols associated with such closure pursuant to Section 22(e) of the 1940 Act. The NAV per share of the Fund is calculated by adding the value of all securities and other assets of the Fund, deducting its liabilities, and dividing by the number of shares outstanding. To the extent circumstances prevent the use of the primary calculation methodology previously described, the Adviser may use alternative methods to calculate the NAV. Generally, the value of exchange-listed or exchange-traded securities is based on their respective market prices, and fixed income securities are valued based on prices provided by an independent pricing service.

Domestic fixed-income and foreign securities are normally priced using data reflecting the closing of the principal markets or market participants for those securities, which may be earlier than the NYSE close. Information that becomes known to the Fund or its agents after the NAV has been calculated on a particular day will not normally be used to retroactively adjust the price of a security or the NAV determined earlier that day.

The Board, on behalf of the Fund, has designated to the Adviser the responsibility for carrying out certain functions relating to the valuation of portfolio securities for the purpose of determining the NAV of the Fund. Further, the Board has designated JNAM as the Valuation Designee. As the Valuation Designee, the Adviser has established a valuation committee and adopted procedures and guidelines pursuant to which the Adviser determines the “fair value” of a security for which market quotations are not readily available or are determined to be not reflective of market value. Under these procedures, the “fair value” of a security generally will be the amount, determined by the Adviser in good faith, that the owner of such security might reasonably expect to receive upon its current sale.

The Adviser has established a valuation committee to review fair value determinations pursuant to the Fund’s “Valuation Policies and Procedures” and “Valuation Guidelines.” The valuation committee will also review the value of restricted securities, securities and assets for which a current market price is not readily available, and securities and assets for which there is reason to believe that the most recent market price is not reflective of the market value (e.g., disorderly market transactions). In the event that the NYSE is closed unexpectedly or opens for trading but closes earlier than scheduled, the valuation committee will evaluate if trading activity on other U.S. exchanges and markets for equity securities is considered reflective of normal market activity. To the extent an NYSE closure is determined to be accompanied by a disruption of normal market activity, the valuation committee may utilize the time the NYSE closed for purposes of measuring and calculating the Fund’s NAV. To the extent an NYSE closure is determined to not have resulted in a disruption of normal market activity, the valuation committee may utilize the time the NYSE was scheduled to close for purposes of measuring and calculating the Fund’s NAV.

The Fund values investments in Private Funds and private debt instruments pursuant to its “Valuation Policies and Procedures” and “Valuation Guidelines.”

With respect to the Fund’s investments in Private Funds, those investments are generally valued using the quarterly (or more frequent) NAV provided by the Private Funds (the “practical expedient”) to determine the fair value of such interests. The Valuation Designee will review the practical expedient and determine reasonableness based on its knowledge of current market conditions and the individual characteristics of the applicable Private Fund. In circumstances where the Fund’s valuation date is in between a date in which a Private Fund reports its NAV or such NAV is otherwise unavailable, the Valuation Designee shall consider whether an adjustment to the most recent NAV per share is appropriate, considering the practical expedient and adjusting in good faith based on factors the Valuation Designee deems appropriate, such as adjusting the NAV based on a proxy or investment model that is correlated to the underlying investment return.

With respect to the Fund’s private debt investments, there is no single standard for determining the fair value of a private debt security and the Valuation Designee may consider one or more factors in determining a security’s fair value. These factors generally include, but are not limited to, fundamental analytical data relating to the investment, the nature and duration of any restrictions on disposition of the securities, and an evaluation of the forces that influence the market in which the securities are purchased or sold.

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The Fund may invest in securities primarily listed on foreign exchanges and that trade on days when the Fund does not price its shares. As a result, the Fund’s NAV may change on days when Shareholders are not able to purchase the Fund’s shares or have their shares repurchased by the Fund.

Fair value is determined in good faith for fixed-income and equity securities which are not publicly traded or for which market prices are not readily available (unquoted investments). In determining the fair values of these investments, the Valuation Committee typically applies widely recognized market and income valuation methodologies including, but not limited to, earnings and multiple analysis, discounted cash flow method and third-party valuations.

The Fund may also invest in interests or shares of private investment companies for which the net asset value is calculated in accordance with U.S. Generally Accepted Accounting Principles and reported by the private investment company’s manager on a periodic basis. The Valuation Committee uses this net asset value to estimate the fair value of such interests or shares.

Because the calculation of the Fund’s NAV does not take place contemporaneously with the determination of the closing prices of the majority of foreign portfolio securities used in the calculation, there exists a risk that the value of foreign portfolio securities will change after the close of the exchange on which they are traded, but before calculation of the Fund’s NAV (“time-zone arbitrage”). Accordingly, the Fund’s procedures for valuing of portfolio securities also authorize the Adviser to determine the “fair value” of such foreign securities for purposes of calculating the Fund’s NAV. When fair valuing foreign equity securities, the Adviser adjusts the closing prices of foreign portfolio equity securities based upon pricing models provided by an independent pricing service in order to reflect the “fair value” of such securities for purposes of determining the Fund’s NAV. Foreign equity securities traded in North America and South America may be fair valued utilizing international adjustment factors in response to local market holidays, exchange closures, or other events as deemed necessary in order to reflect the “fair value” of such securities for purposes of determining the Fund’s NAV. These procedures seek to minimize the opportunities for “time zone arbitrage” in the Fund that invest all or substantial portions of its assets in foreign securities, thereby seeking to make the Fund significantly less attractive to “market timers” and other investors who might seek to profit from time zone arbitrage and seeking to reduce the potential for harm to other Fund investors resulting from such practices. However, these procedures may not completely eliminate opportunities for time zone arbitrage because it is not possible to predict in all circumstances whether post-closing events will have a significant impact on securities prices.

The Adviser will “fair value” securities held by the Fund if it determines that a “significant event” has occurred. Under the Fund’s valuation procedures, a “significant event” affecting a single issuer might include, but is not limited to, an announcement by the issuer, a competitor, a creditor, a major holder of the issuer’s securities, a major customer or supplier, or a governmental, regulatory or self-regulatory authority relating to the issuer, the issuer’s products or services, or the issuer’s securities, and a “significant event” affecting multiple issuers might include, but is not limited to, a substantial price movement in other securities markets, an announcement by a governmental, regulatory or self-regulatory authority relating to securities markets, political or economic matters, or monetary or credit policies, a natural disaster such as an earthquake, flood or storm, or the outbreak of civil strife or military hostilities.

Certain Tax Considerations

The following is a general summary of certain material U.S. federal income tax consequences applicable to the Fund and to an investment in Shares by a U.S. Shareholder. This summary does not discuss all of the tax consequences that may be relevant to a particular investor; the tax consequences under other tax laws and to non-U.S. Shareholders may differ. This summary is based on the Code as in effect on the date of this Prospectus, the Treasury Regulations, rulings of the IRS, and court decisions in existence on the date hereof, all of which are subject to change, possibly with retroactive effect. Shareholders should consult their tax advisors as to the possible application of federal, state, local or non-U.S. income tax laws. Please see the SAI for additional information regarding the tax aspects of investing in the Fund.

Taxation as a Regulated Investment Company. The Fund has elected to be treated, and intends to qualify as and to be treated each year, as a RIC under the Code. A RIC is not subject to U.S. federal income tax at the corporate level on income and gains from investments that are distributed to shareholders. The Fund’s failure to qualify as a RIC would result in corporate-level taxation, thereby reducing the return on a Shareholder’s investment.

Taxation of Fund Distributions. A Shareholder subject to U.S. federal income tax will generally be subject to tax on Fund distributions. For U.S. federal income tax purposes, Fund distributions will generally be taxable to a Shareholder as either ordinary income or capital gains. Fund dividends consisting of distributions of investment income generally are taxable to Shareholders as ordinary income. Federal taxes on Fund distributions of capital gains are determined by how long the Fund owned or is deemed to have owned the investments that generated the capital gains, rather than how long a Shareholder has owned the Shares. Distributions of net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends generally will be treated as long-term capital gains includible in a shareholder’s net capital gains and taxed to individuals at reduced rates. Distributions of net short-term capital gains in excess of net long-term capital losses generally will be taxable to Shareholders as ordinary income.

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The Code generally imposes a 3.8% Medicare contribution tax on the ‘‘net investment income’’ of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. Net investment income generally includes for this purpose dividends paid by the Fund, including any capital gain dividends, and including net capital gains recognized on the sale, redemption or exchange of Shares of the Fund. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.

The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot be determined finally until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s current and accumulated earnings and profits. In that case, the excess generally would be treated as return of capital and would reduce a Shareholder’s tax basis in the applicable Shares, with any amounts exceeding such basis treated as gain from the sale of such Shares. A return of capital is not taxable, but it reduces a Shareholder’s tax basis in the Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the Shareholder of the Shares.

Fund distributions are taxable to Shareholders as described above even if they are paid from income or gains earned by the Fund before a Shareholder’s investment (and thus were included in the price the Shareholder paid).

Certain Fund Investments. The Fund’s transactions in foreign currencies, foreign-currency denominated debt obligations, derivatives, short sales, or similar or related transactions could affect the amount, timing and character of distributions from the Fund, and could increase the amount and accelerate the timing for payment of taxes payable by Shareholders. The Fund’s investments in certain debt instruments could cause the Fund to recognize taxable income in excess of the cash generated by such investments (which may require the Fund to sell or otherwise dispose of other investments in order to make required distributions).

Foreign Taxes. Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. If, at the close of its taxable year, more than 50% of the value of the Fund’s total assets consists of securities of foreign corporations or foreign governments, the Fund will be permitted to make an election under the Code that would allow Shareholders a deduction or credit for foreign taxes. If the Fund does not qualify for or chooses not to make such an election, Shareholders will not be entitled to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s yield on such investments. Even if the Fund elects to pass through to its Shareholders foreign tax credits or deductions, tax-exempt Shareholders and those who invest in the Fund through tax-advantaged accounts such as IRAs will not benefit from any such tax credit or deduction. In addition, even if the Fund qualifies to make such an election for any year, it may determine not to do so. The Fund’s investments in non-U.S. securities or foreign currencies may also increase or accelerate the Fund’s recognition of ordinary income and may affect the timing or amount of the Fund’s distributions.

Sales, Exchanges or Repurchases of Shares. Any gain resulting from the disposition of Shares that is treated as a sale or exchange for U.S. federal income tax purposes generally will be taxable to Shareholders as capital gains for U.S. federal income tax purposes.

Shareholders who offer and are able to sell all of the Shares they hold or are deemed to hold in response to a repurchase offer (as described above) generally will be treated as having sold their Shares and generally will recognize a capital gain or loss. In the case of Shareholders who tender or are able to sell fewer than all of their Shares, it is possible that any amounts that the Shareholder receives in such repurchase will be taxable as a dividend to such Shareholder. In addition, there is a risk that Shareholders who do not tender any of their Shares for repurchase, or whose percentage interest in the Fund otherwise increases as a result of the repurchase offer, will be treated for U.S. federal income tax purposes as having received a taxable dividend distribution as a result of their proportionate increase in the ownership of the Fund. The Fund’s use of cash to repurchase Shares could adversely affect its ability to satisfy the distribution requirements for treatment as a regulated investment company. The Fund could also recognize income in connection with its sale or other disposal of portfolio securities to fund Share repurchases. Any such income would be taken into account in determining whether such distribution requirements are satisfied.

Backup Withholding. The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and repurchase proceeds paid to any Shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he, she or it is not subject to such withholding.

* * * * *

THE TAX AND OTHER MATTERS DESCRIBED IN THIS PROSPECTUS DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO PROSPECTIVE INVESTORS. EACH SHAREHOLDER SHOULD CONSULT ITS TAX ADVISER AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES, INCLUDING APPLICABLE TAX REPORTING OBLIGATIONS.

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ERISA Considerations

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to ERISA (an “ERISA Plan”), and persons who are fiduciaries with respect to an IRA, Keogh plan or other plan which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, “Plans”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

DOL Regulations at 29 CFR 2510.3-101, as amended by Section 3(42) of ERISA (the “Plan Asset Regulations”) concern whether investment by a plan in an entity will result in the assets of the entity being deemed “plan assets” and therefore subject to ERISA. The Plan Asset Regulations contain a general rule that when an “employee benefit plan” subject to ERISA invests in an entity, and the interest acquired by the plan is neither a publicly offered security nor a security issued by a registered investment company, the plan’s assets include both its interest in the entity and an undivided interest in each of the underlying assets of the entity, unless an exception applies. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be the assets of any Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under ERISA and/or the Code. Thus, it is not intended that the Adviser will be a fiduciary within the meaning of ERISA by reason of its authority with respect to the assets of the Fund.

The Adviser will require a Plan which proposes to invest in the Fund to represent that it and any fiduciaries responsible for such Plan’s investments are aware of and understand the Fund’s investment objective, policies and strategies, and that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

Certain prospective Shareholders that are Plans may currently maintain relationships with the Adviser or other entities which are affiliated with the Adviser. Each of such persons may be deemed to be a “party in interest” under ERISA (or “disqualified person” under Section 4975 of the Code) to and/or a fiduciary (under ERISA or Section 4975 of the Code) of any Plan to which it provides investment management, investment advisory or other services. ERISA and the Code prohibit the use of Plan assets for the benefit of a party in interest (or disqualified person) and also prohibit a Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Shareholders that are Plans should consult with counsel to determine if participation in the Fund is a prohibited transaction under ERISA or the Code. A nonexempt prohibited transaction could result in significant penalties, liabilities, excise taxes or other adverse consequences to the relevant fiduciary, party in interest or disqualified person, as applicable. Fiduciaries of Shareholders that are Plans will be required to represent that the decision to invest in the Fund was made by fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons as a primary basis for the decision to invest in the Fund, unless such purchase and holding is pursuant to an applicable exemption.

Employee benefit plans which are not subject to ERISA, such as governmental plans, church plans and plans maintained outside of the United States, may be subject to other rules governing such plans. Fiduciaries of these plans, whether or not subject to ERISA or Section 4975 of the Code, should consult with their own legal advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this Prospectus is general and may be affected by future publication of regulations and rulings. Potential Shareholders that are Plans should consult their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

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Description of Shares

The Fund has received exemptive relief from the SEC that permits the Fund to offer more than one class of Shares. Under the order, the Fund is authorized to offer two separate classes of Shares designated as Class A Shares and Class I Shares. While the Fund presently plans to offer two classes of Shares, it may offer other classes of Shares as well in the future. From time to time, subject to the provisions of the 1940 Act, the Board may create and offer additional classes of Shares, or may vary the characteristics of the Class A Shares and Class I Shares described herein, including without limitation, in the following respects: (1) the amount of fees permitted by a shareholder servicing plan as to such class; (2) different class designations; (3) the impact of any class expenses directly attributable to a particular class of Shares; (4) differences in any dividends and net asset values resulting from differences in class expenses; (6) any conversion features, as permitted under the 1940 Act.

All Shares have equal rights as to dividends, assets and voting privileges and have no conversion, pre-emptive or other subscription rights. Shareholders are not liable for further calls or assessments. The Fund does not intend to hold annual meetings of Shareholders. If the Fund does hold a meeting of Shareholders, Shares of the Fund entitle their holders to one vote for each Share held; however, separate votes are taken by each class of Shares on matters affecting an individual class of Shares. Each fractional Share shall be entitled to a proportionate fractional vote, except as otherwise provided by the Declaration of Trust, Bylaws, or required by applicable law.

As of the date of this Prospectus, Class A Shares are not currently offered to investors.

Purchasing Shares

Purchase Terms. The Fund generally is available for purchase only by residents of the United States, Puerto Rico, Guam, and the U.S. Virgin Islands. The minimum initial investment in the Fund is $10,000 for Class A Shares and $1,000,000 for Class I Shares, and the minimum additional investment in the Fund is $5,000 for each class of Shares. For Shares purchased through a financial intermediary, when determining whether an investor meets the applicable investment minimums, the value of any Shares being purchased may be combined with the value of any Shares of the same class that were purchased or will be purchased within six months from the initial purchase for Class A Shares and Class I Shares by any investor through such intermediary, provided such intermediary enters into the requisite letter of intent; provided, however, that the minimum amount purchased by any investor is at least $5,000.

The stated investment minimums may be waived for investments by current or retired officers and Trustees of the Fund, as well as their family members; current or retired officers, principals, employees and members of the Adviser and affiliated companies of the Adviser; the immediate family members of any such officer, principal, employee or Adviser Board member (including parents, grandparents, spouses, children, grandchildren, siblings, fathers/mothers-in-law, sisters/brothers-in-law, daughters/sons-in-law, nieces, nephews, and domestic partners); and a trust or plan established primarily for the benefit of any of the foregoing persons. In addition, the stated investment minimums may be reduced by the Fund in the discretion of the Adviser based on consideration of various factors, including the Shareholder’s overall relationship with the Adviser and such other matters as the Adviser may consider relevant at the time. As noted above, the Fund may aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts.

As discussed above, as of the date of this Prospectus, Class A Shares are not currently offered to investors.

Class A Shares will be sold at the public offering price, which is the NAV plus an initial maximum sales charge, which varies with the amount you invest as shown in the following chart. This means that part of your investment in the Fund will be used to pay the sales charge. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s dealer manager, JNLD, (the “Dealer Manager Fee”). The following sales loads apply to your purchases of shares of the Fund:

Class A Shares — Sales Charge Schedule

Amount Purchased	Dealer Reallowance as a % of Offering Price	Dealer Manager Fee as a % of Offering Price	Front-End Sales Charge as a % of Offering Price	Front-End Sales Charge as a % of Amount Invested
Under $100,000	5.00%	0.75%	5.75%	6.10%
$100,000 – $249,999	4.00%	0.75%	4.75%	4.99%
$250,000 - $499,999	3.00%	0.75%	3.75%	3.90%
$500,000 – $999,999	2.00%	0.50%	2.50%	2.56%
$1 million or more	None	None	None	None

Shares will generally be offered on each business day, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion.

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Except as otherwise permitted by the Board, initial and subsequent subscriptions to purchase Shares must be accompanied by payment in cash. The Fund or an investor’s financial intermediary must receive a subscription to purchase Shares and the accompanying payment no later than the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern Time) in order for the subscription to be effected at that day’s NAV. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a Shareholder until cleared funds have been received.

Pending any offering, funds received from prospective investors will be placed in an account with the transfer agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned with respect to such account will be paid to the Fund and allocated pro rata among Shareholders.

Summary of the Declaration of Trust

The Fund is a statutory trust established under the laws of Commonwealth of Massachusetts by the Declaration of Trust dated June 8, 2023. The Fund’s Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest without par value. The Declaration of Trust provides that the Trustees may authorize separate series or classes of shares of beneficial interest of the Fund. All shares of a class have equal rights to the payment of dividends and other distributions and the distribution of assets upon liquidation. Shares are, when issued, fully paid and non-assessable by the Fund and have no pre-emptive or conversion rights or rights to cumulative voting. The Board may from time to time, without a vote of Shareholders or any class, divide or combine the shares (without thereby materially changing the proportionate beneficial interest of the shares or a class in the assets held with respect to the Fund or such class), classify or reclassify any unissued shares or shares previously issued and reacquired into shares of one or more classes.

Shareholders of a class of shares are entitled to share in proportion to the number of shares of such class held in dividends declared by the Board payable to holders of such class of shares and in the net assets of the Fund available for distribution to holders of such class of shares upon liquidation after payment of the preferential amounts payable to holders of any outstanding preferred shares.

The Declaration of Trust provides for indemnification out of Fund property for all loss and expense of any Shareholder or former Shareholder held personally liable for the obligations of the Fund solely by reason of such person’s status as a Shareholder or former Shareholder. Thus, the risk of a Shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations.

Shareholders have no pre-emptive or conversion rights. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the classes of shares of the Fund in accordance with the NAV of such classes.

The Board may determine the designations, preferences, privileges, payment obligations, limitations and rights, including voting and dividend rights, with respect to each class of shares. Any such determination will comply with the provisions of the Declaration of Trust and the 1940 Act.

If you purchase shares of the Fund, you will become bound by the terms and conditions of the Declaration of Trust.

The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Independent Registered Public Accounting Firm

The Board has selected KPMG LLP, located at 200 E. Randolph Street, Chicago, Illinois 60601, as independent registered public accountants for the Fund.

Legal Counsel

Ropes & Gray LLP, located at 191 N. Upper Wacker Drive, Chicago, Illinois, 60606, serves as counsel to the Fund and the Independent Trustees of the Fund.

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Inquiries

Inquiries concerning the Fund and the Shares (including procedures for purchasing Shares) should be directed to: P.O. Box 2175, Milwaukee, Wisconsin 53201 or 1-877-545-0041.

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Privacy Notice

Jackson Credit Opportunities Fund (“JCOF”)

and

Jackson National Asset Management, LLC (“JNAM”)

Financial companies choose how they share your personal information. Federal law also requires us to tell you how we collect, share, and protect your personal information.

What We Do With Your Personal Information

In order to provide financial products and services to you, we must collect certain personal information. The types of information we collect depend on the product or service you are interested in. This information may include your name, address, email address and telephone number along with your date of birth, social security number and financial information.

Most of the information we collect about you comes directly from your application. In order to supplement that information, we may collect information about you from other sources too, such as:

●	Written, electronic, telephone and other communications from you; and
●	Consumer reporting agencies.

For JCOF and JNAM, the privacy and security of your personal information is a top priority. In order to run our business and provide our services to you, there are occasions where we may share your personal information, as allowed by law. For example, we may share your personal information with third parties to perform services such as establishing, maintaining, or transferring your account or responding to court orders and legal investigations. In addition, we may share your personal information with JNAM's affiliated companies, including Jackson National Life Insurance Company and Jackson National Life Distributors LLC, for their everyday business purposes. These include securing your information and processing transactions.

Federal law gives you the right to limit only:

●	sharing for affiliates' everyday business purposes—information about your creditworthiness.
●	affiliates from using certain information to market to you.
●	sharing for nonaffiliates to market to you.

We do not share your personal information with any company for joint marketing or permit them to market their own products to you. State laws and individual companies may give you additional rights to limit sharing.

How We Protect Your Personal Information

We have implemented an Information Security program, operated by experienced professionals who strive to protect the integrity of our systems and applications. We maintain strict control over access to your personal information and only allow access to our employees, for legitimate business reasons.

We also require our third parties to protect your personal information and we limit their ability to use your personal information for any purpose other than the work they are doing on our behalf or as required by law.

If you have any questions about this Privacy Notice, please contact us at 1-312-730-9707.

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STATEMENT OF ADDITIONAL INFORMATION

July 21, 2025

JACKSON CREDIT OPPORTUNITIES FUND

Class A Shares (JCOAX)

Class I Shares (JCOFX)

Jackson Credit Opportunities Fund (the “Fund”) is a Massachusetts business trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act.

This Statement of Additional Information (“SAI”) is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated July 21, 2025, as supplemented from time to time (“Prospectus”), of the Fund.

This SAI is not an offer to sell shares of the Fund (“Shares”) and is not soliciting an offer to buy the Shares in any state where the offer or sale is not permitted.

Jackson National Asset Management, LLC (“JNAM” or the “Adviser”), located at 1 Corporate Way, Lansing, Michigan 48951, serves as the investment adviser of the Fund. Neuberger Berman Investment Advisers LLC (“NBIA” or the “Sub-Adviser”), 1290 Avenue of the Americas, New York, New York 10104, serves as Sub-Adviser to the Fund.

A copy of the Prospectus and annual or semi-annual reports for the Fund may be obtained, when available, free of charge at the telephone number and address listed below or by visiting https://www.jackson.com/interval-funds.html.

Jackson Credit Opportunities Fund

P.O. Box 2175

Milwaukee, Wisconsin 53201

Telephone: 1-877-545-0041

THE FUND

The Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund continuously offers its shares and is operated as an “interval fund.” The Fund was organized as a Massachusetts business trust on June 8, 2023, pursuant to the Declaration of Trust. The Fund’s fiscal year ends on March 31. The Fund’s principal office is located at 1 Corporate Way, Lansing, Michigan 48951. The Fund has received exemptive relief from the Securities and Exchange Commission (“SEC”) that permits the Fund to offer more than one class of shares. Under the order, the Fund is authorized to issue two separate classes of shares of beneficial interest (“Shares”) designated as Class A Shares and Class I Shares, and the Fund may offer additional classes of Shares in the future. As of the date of this SAI, Class I Shares are the only class offered for purchase. An investment in the Fund may not be appropriate for all investors.

INVESTMENT POLICIES AND Practices

The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. See “Investment Objective and Strategies” and “Principal Risks” in the Prospectus.  Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s fundamental policies, which are listed below, may not be changed without the affirmative vote of a majority of the outstanding voting securities of the Fund. As defined by the 1940 Act, the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the shareholders of the Fund (the “Shareholders”), duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action.

The Fund:

(1)       May issue senior securities to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

(2)       May borrow money to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

(3)       May make loans to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

(4)       May underwrite securities to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

(5)       May purchase and sell commodities to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

(6)       May purchase, sell or hold real estate to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules, or regulations may be amended from time to time, or by regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such Act, rules, or regulations.

(7)       May not concentrate investments in a particular industry or group of industries, as concentration is defined or interpreted under the 1940 Act, and the rules, and regulations thereunder, as such statute, rules or regulations may be amended from time to time, and under regulatory guidance or interpretations of such Act, rules, or regulations.

Any restriction on investments or use of assets, including, but not limited to, market capitalization, geographic, rating and/or any other percentage restrictions, set forth in this SAI or the Fund’s Prospectus shall be measured only at the time of investment, and any subsequent change, whether in the value, market capitalization, rating, percentage held or otherwise, will not constitute a violation of the restriction, other than with respect to investment restriction (2) above related to borrowings by the Fund.

The Fund’s investment policies and restrictions apply only to investments made by the Fund directly (or any account consisting solely of the Fund’s assets) and do not apply to the activities and the transactions of any Portfolio Funds, as defined in the Fund’s Prospectus, in which the Fund may invest.

In addition, the Fund has adopted the following fundamental policies with respect to repurchase offers, which may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities:

(a)       The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as amended from time to time, subject to any regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such rule.

(b)       The Fund will repurchase Shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board of Trustees of the Fund (the “Board”) in accordance with Rule 23c-3 under the 1940 Act, as amended from time to time, subject to any regulatory guidance or interpretations of, or any exemptive order or other relief issued by the SEC or any successor organization or their staff under, such rule.

(c)       The date on which the Fund’s net asset value (“NAV”) per Share applicable to a repurchase offer is calculated will occur no later than fourteen (14) days after the Repurchase Request Deadline (or the next business day if the fourteenth calendar day is not a business day).

Non-Fundamental Operating Policy. The Fund has also adopted non-fundamental investment restriction. This restriction is an operating policy of the Fund and may be changed by the Board upon 60 days’ advanced notice to shareholders and without Shareholder approval. The additional investment restriction adopted by the Board to date includes the following:

(1)	Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings made for investment purposes) in a portfolio of public and private debt securities and derivatives and other instruments designed to provide exposure to such securities.

Additional Information on Investment Techniques of the Fund and Related Risks

Affiliated Transactions Restrictions. The 1940 Act contains prohibitions and restrictions relating to transactions between investment companies and their affiliates (including the Adviser and Sub-Adviser), principal underwriters and affiliates of those affiliates or underwriters. Under these restrictions, the Fund and any portfolio company that the Fund controls are generally prohibited from knowingly participating in a joint transaction, including co-investments in a portfolio company, with an affiliated person, including any directors or officers of the Fund, the Adviser or any entity controlled or advised by any of them. These restrictions also generally prohibit the Fund’s affiliates, principal underwriters and affiliates of those affiliates or underwriters from knowingly purchasing from or selling to the Fund or any portfolio company controlled by the Fund certain securities or other property and from lending to and borrowing from the Fund or any portfolio company controlled by the Fund monies or other properties. The Fund and its affiliates may be precluded from co-investing in private placements of securities, including in any portfolio companies controlled by the Fund. The Fund, its affiliates and portfolio companies controlled by the Fund may from time to time engage in certain joint transactions, purchases, sales and loans in reliance upon and in compliance with the conditions of certain positions promulgated by the SEC and its staff. There can be no assurance that the Fund would be able to satisfy these conditions with respect to any particular transaction. As a result of these prohibitions, restrictions may be imposed on the size of positions or the type of investments that the Fund could make. Furthermore, the Sub-Adviser and certain of its affiliates have received exemptive relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is the Sub-Adviser or its affiliates to participate in negotiated co-investment transactions where doing so is consistent with the applicable registered fund’s investment objective and strategies as well as regulatory requirements and other pertinent factors, and pursuant to the conditions thereof (the “Exemptive Relief”).

Although the Sub-Adviser will endeavor to allocate investment opportunities in a fair and equitable manner and, as applicable, in accordance with the Exemptive Relief, the Fund and the Shareholders could be adversely affected to the extent investment opportunities are allocated to other investment vehicles managed or sponsored by, or affiliated with, the Sub-Adviser. The Fund might not participate in each individual opportunity but will, on an overall basis, be entitled to participate equitably with other accounts and entities managed by the Sub-Adviser and its affiliates. The Sub-Adviser seeks to treat all clients fairly and equitably over time such that none receives preferential treatment vis-à-vis the others over time, in a manner consistent with its fiduciary duty to each of them; however, in some instances, especially in instances of limited liquidity, the factors may not result in pro rata allocations or may result in situations where certain funds or accounts receive allocations where others do not.

Artificial Intelligence. Artificial intelligence (“AI”) refers to computer systems that can perform tasks that would otherwise require human intelligence. AI is typically designed to analyze data, learn from patterns and experiences, make decisions, and solve problems. AI can be categorized into two types: narrow AI, which is designed for specific tasks, and general AI, which has the ability to perform any intellectual task that a human can do and includes generative AI (“GAI”). GAI is a type of AI technology that produces new text, images, audio, and other content based on training data that includes examples of the desired output.  Typically, users enter questions, queries, or other inputs that prompt the GAI model or tool to produce output. In addition, some software uses GAI to suggest changes, summarize information, or translate text. AI has various applications in many fields such as healthcare, finance, transportation, and law.

AI is highly reliant on the collection and analysis of large amounts of data and complex algorithms, but it is not possible nor practicable to incorporate all data that would be relevant for a task conducted by AI. Therefore, it is possible that the information provided through use of AI could be insufficient, incomplete, inaccurate or biased. AI and its current and potential future applications, including in the investment and financial sectors, as well as the regulatory frameworks within which they operate, continue to rapidly evolve, and it is impossible to predict the full extent of future applications or regulations or their impact on the Adviser, a Sub-Adviser, or the Fund.

Asset Allocation Risk. The Fund is subject to the risk that the Adviser’s or a Sub-Adviser’s selection and weighting of asset classes and strategies may cause the Fund to fail to meet its investment objective, cause the Fund to underperform other funds with a similar investment objective or cause an investor to lose money.

Collateralized Bond Obligations, Collateralized Loan Obligations, and other Collateralized Debt Obligations. The Fund may invest in each of collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”), other collateralized debt obligations (“CDOs”), and other similarly structured securities. CBOs, CLOs and other CDOs are types of asset-backed securities. A CBO is a trust which is often backed by a diversified pool of high risk, below investment grade fixed income securities. The collateral can be from many different types of fixed income securities such as high yield debt, residential privately issued mortgage-related securities, commercial privately issued mortgage-related securities, trust preferred securities and emerging market debt. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. Other CDOs are trusts backed by other types of assets representing obligations of various parties. CBOs, CLOs and other CDOs may charge management fees and administrative expenses.

For CBOs, CLOs and other CDOs, the cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the “equity” tranche which bears the bulk of defaults from the bonds or loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Because they are partially protected from defaults, senior tranches from a CBO trust, CLO trust or trust of another CDO typically have higher ratings and lower yields than their underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CBO, CLO or other CDO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CBO, CLO or other CDO securities as a class.

The risks of an investment in a CBO, CLO or other CDO depend largely on the type of the collateral securities and the class of the instrument in which the Fund invests. Normally, CBOs, CLOs and other CDOs are privately offered and sold, and thus, are not registered under the securities laws. As a result, investments in CBOs, CLOs and other CDOs may be characterized by the Funds as illiquid securities; however, an active dealer market may exist for CBOs, CLOs and other CDOs allowing them to qualify for Rule 144A transactions. In addition to the normal risks associated with fixed income securities discussed elsewhere in this SAI and the Fund’s Prospectus (e.g., interest rate risk and mortgage-related and other asset-backed securities risk), CBOs, CLOs and other CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the risk that Funds may invest in CBOs, CLOs or other CDOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

Contingent Convertible Securities. Contingent convertible securities (“CoCos”) are a form of hybrid fixed-income instrument. They are subordinated instruments that are designed to behave like bonds or preferred equity in times of economic health for the issuer, yet absorb losses when a pre-determined “trigger event” affecting the issuer occurs. CoCos are either convertible into equity at a predetermined share price or written down if a pre-specified trigger event occurs (in certain circumstances, the value may be written down to zero). Trigger events vary by individual security and are defined by the documents governing the contingent convertible security. The triggers are generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going-concern. CoCos’ unique equity conversion or principal write-down features are tailored to the issuing banking institution and its regulatory requirements.

CoCos have fully discretionary coupons, meaning coupons can potentially be cancelled at the banking institution’s discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses. Additionally, CoCos will, in the majority of circumstances, be issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital treatment prior to a conversion. Accordingly, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion having occurred, the rights and claims of the holders of the CoCos, such as the Funds, against the issuer in respect of or arising under the terms of the CoCos shall generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if the CoCos are converted into the issuer’s underlying equity securities following a conversion event (i.e., a “trigger”), each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument. The value of CoCos is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the CoCos; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general.

There is no guarantee that the Fund will receive a return of principal on CoCos. An investment by the Fund in CoCos may result in losses to the Fund.

Cybersecurity Risks. With the increased use of technologies such as the Internet to conduct business, funds have become potentially more susceptible to operational and information security risks through breaches in cybersecurity. In general, a breach in cybersecurity can result from either a deliberate attack or an unintentional event. Because technology is frequently changing, new ways to carry out cyber attacks are always developing. Recently, geopolitical tensions have increased the scale and sophistication of deliberate cybersecurity attacks, particularly those from nation-states or from entities with nation-state backing. Cybersecurity breaches may involve, among other things, infection by computer viruses or other malicious software code or unauthorized access to the fund’s digital information systems, networks or devices through “hacking” or other means, in each case for the purpose of misappropriating assets or sensitive information (including, for example, personal shareholder information), corrupting data or causing operational disruption or failures in the physical infrastructure or operating systems that support the Fund. Cybersecurity risks also include the risk of losses of service resulting from external attacks that do not require unauthorized access to the Fund’s systems, networks or devices. For example, denial-of-service attacks on the investment adviser’s or an affiliate’s website could effectively render the Fund’s network services unavailable to Fund shareholders and other intended end-users. Any such cybersecurity breaches or losses of service may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity, which, in turn, could cause the Fund to incur regulatory penalties, reputational damage, and additional compliance costs associated with corrective measures and/or financial loss. While the Fund and its investment adviser have established business continuity plans and risk management systems designed to prevent or reduce the impact of cybersecurity attacks, there are inherent limitations in such plans and systems due in part to the ever-changing nature of technology and cybersecurity attack tactics, and there is a possibility that certain risks have not been adequately identified or prepared for. In addition, cybersecurity failures by or breaches of the Fund’s third-party service providers (including, but not limited to, the Fund’s investment adviser, transfer agent, custodian, administrators and other financial intermediaries) may disrupt the business operations of the service providers and of the Fund, potentially resulting in financial losses, the inability of Fund shareholders to transact business with the Fund and of the Fund to process transactions, the inability of the Fund to calculate its net asset value, violations of applicable privacy and other laws, rules and regulations, regulatory fines, penalties, reputational damage, reimbursement or other compensatory costs and/or additional compliance costs associated with implementation of any corrective measures. The Fund and its shareholders could be negatively impacted as a result of any such cybersecurity breaches, and there can be no assurance that the Fund will not suffer losses relating to cybersecurity attacks or other informational security breaches affecting the Fund’s third-party service providers in the future, particularly as the Fund cannot control any cybersecurity plans or systems implemented by such service providers.

Cybersecurity risks may also impact issuers of securities in which the Fund invests, which may cause the Fund’s investments in such issuers to lose value.

Derivative Instruments. Although not a principal investment strategy, the Fund may use financial instruments known as derivatives. A derivative is generally defined as an instrument whose value is derived from, or based upon, some underlying index, reference rate (such as interest rates or currency exchange rates), security, commodity or other asset. Transactions in derivative instruments present risks arising from the use of leverage (which increases the magnitude of losses), volatility, the possibility of default by a counterparty, and illiquidity. Use of derivative instruments for hedging or speculative purposes by the Adviser or a Sub-Adviser could present significant risks, including the risk of losses in excess of the amounts invested. The Fund’s ability to avoid risk through investment or trading in derivatives will depend on the ability to anticipate changes in the underlying assets, reference rates or indices.

Following are descriptions of certain derivatives that the Fund may use.

Options and Futures. The Fund may utilize options contracts, futures contracts, and options on futures contracts. It also may use so-called “synthetic” options or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over the counter, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid, and, in such cases, the Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Fund also may include options on baskets of specific securities.

The Fund may purchase call and put options on specific securities or currencies and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. An American-style put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. An American-style call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.

A covered call option is a call option with respect to which the Fund owns the underlying security. The sale of such an option exposes the Fund, during the term of the option, to possible loss of opportunity to realize appreciation in the market price of the underlying security and to the possibility that it might hold the underlying security in order to protect against depreciation in the market price of the security during a period when it might have otherwise sold the security. The seller of a covered call option assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option.

A covered put option is a put option with respect to which the seller has a short position in the underlying security. The seller of a covered put option assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received and gives up the opportunity for gain on the underlying security below the exercise price of the option. If the seller of the put option owns a put option covering an equivalent number of shares with an exercise price equal to or greater than the exercise price of the put written, the position is “fully hedged” if the option owned expires at the same time or later than the option written. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The seller of a covered put option may also be required to place cash or liquid securities in a segregated account to ensure compliance with its obligation to purchase the underlying security. The sale of such an option exposes the Fund during the term of the option to a decline in price of the underlying security while depriving the Fund of the opportunity to invest the segregated assets.

The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Fund would generally make a similar “closing sale transaction,” which involves liquidating its position by selling the option previously purchased. However, if deemed advantageous, the Fund would be entitled to exercise the option.

The Fund may enter into equity futures contracts, interest rate futures contracts, and currency futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists, and an investor may look only to the broker for performance of the contract. Transactions on foreign exchanges may include both commodities that are traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”). Therefore, the CFTC does not have the power to compel enforcement of the rules of the foreign exchange or the laws of the foreign country. Moreover, such laws or regulations will vary depending on the foreign country in which the transaction occurs. For these reasons, the Fund may not be afforded certain of the protections that apply to domestic transactions, including the right to use domestic alternative dispute resolution procedures. In particular, funds received from customers to margin foreign futures transactions may not be provided the same protections as funds received to margin futures transactions on domestic exchanges. In addition, the price of any foreign futures or option contract and, therefore, the potential profit and loss resulting from that contract, may be affected by any fluctuation in the foreign exchange rate between the time the order is placed and the foreign futures contract is liquidated or the foreign option contract is liquidated or exercised.

In addition to futures contracts traded on U.S. domestic markets or exchanges that are regulated by the CFTC or on foreign exchanges, the Fund may also trade certain futures on trading facilities such as derivatives transaction execution facilities, exempt boards of trade or electronic trading facilities that are licensed and/or regulated to varying degrees by the CFTC. In addition, certain single stock futures and narrow-based security index futures may be traded on trading facilities such as contract markets, derivatives transaction execution facilities and electronic trading facilities that are licensed and/or regulated to varying degrees by both the CFTC and the SEC or on foreign exchanges.

Trading in futures involves risk of loss to the Fund that could materially adversely affect the net asset value of the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. In addition, the CFTC, certain foreign regulators and many futures exchanges have established (and continue to evaluate and revise) limits, referred to as “position limits,” on the maximum net long or net short positions which any person, or group of persons acting in concert, may hold or control in particular futures and options on futures contracts. In addition, U.S. federal position limits apply to swaps that are economically equivalent to futures contracts on certain agricultural, metals and energy commodities. Unless an exemption applies, all positions owned or controlled by the same person or entity, even if in different accounts, must be aggregated for purposes of determining whether the applicable position limits have been exceeded and, as a result, the Adviser’s or a Sub-Adviser’s trading decisions may have to be modified or positions held by the Fund may have to be liquidated in order to avoid exceeding such limits. Even if the Fund does not intend to exceed applicable position limits, it is possible that different clients managed by the Adviser or a Sub-Adviser or their affiliates may be aggregated for this purpose. The modification of investment decisions or the elimination of open positions, if it occurs, may adversely affect the profitability of the Fund. A violation of position limits could also lead to regulatory action materially adverse to the Fund’s investment strategy. The Fund may also be affected by other regimes, including those of the EU and UK, and trading venues that impose position limits on commodity derivatives contracts.

Successful use of futures by the Fund depends on its ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract. To compensate for imperfect correlations, the Fund may purchase or sell futures contracts in a greater amount than the hedged investments if the volatility of the price of the hedged investments is historically greater than the volatility of the futures contracts. Conversely, the Fund may purchase or sell fewer futures contracts if the volatility of the price of the hedged investments is historically less than that of the futures contract. The successful use of transactions in futures and related options for hedging also depends on the direction and extent of exchange rate, interest rate, and asset price movements within a given time frame.

The prices of all derivative instruments, including futures and options prices, are highly volatile. Price movements of forward contracts, futures contracts, and other derivative contracts in which the Fund may invest are influenced by, among other things: interest rates; changing supply and demand relationships; trade, fiscal, monetary, and exchange control programs and policies of governments; and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those currencies and interest rate-related futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. The Fund is also subject to the risk of the failure of any of the exchanges on which its positions trade or of its clearinghouses.

An equity index future obligates the Fund to pay, or entitles it to receive, an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the price of the securities that comprise it at the opening of trading in such securities on the next business day. An interest rate future obligates the Fund to purchase or sell an amount of a specific interest rate asset at a future date at a specific price. A currency future obligates the Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

Commodity Pool Operator Status. JNAM acts in its capacity as a registered commodity pool operator (“CPO”) with respect to certain funds offered by other investment companies in the Fund Complex (as defined under “Trustees and Officers of the Trust”), each of which is a commodity pool under the Commodity Exchange Act (“CEA”). With respect to the Fund, JNAM has filed with the National Futures Association a notice claiming an exclusion from the definition of the term “commodity pool operator” under the CEA (the “exclusion”). Accordingly, JNAM is not subject to registration or regulation as a “commodity pool operator” under the CEA with respect to the Fund. To remain eligible for the exclusion, the Fund will be limited in its ability to use certain instruments regulated under the CEA (“commodity interests”), including futures and options on futures and certain swaps transactions. In the event that the Fund’s investments in commodity interests are not within the thresholds set forth in the exclusion, JNAM may be required to act in a registered CPO capacity with respect to the Fund. JNAM’s eligibility to claim the exclusion with respect to the Fund will be based upon, among other things, the level of the Fund’s investment in commodity interests, the purposes of such investments, and the manner in which the Fund holds out its use of commodity interests. The ability of the Fund to invest in commodity interests (including, but not limited to, futures and swaps on broad-based securities indexes and interest rates) may be limited by JNAM’s intention to operate the Fund in a manner that would permit JNAM to continue to claim the exclusion, which may adversely affect the Fund’s total return.

Call and Put Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging and non-hedging purposes to pursue its investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by the Fund of options on stock indexes will be subject to the ability to correctly predict movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Yield Curve Options. The Fund may enter into options on the yield “spread” or differential between two securities. Such transactions are referred to as “yield curve” options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease. The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Rights and Warrants. The Fund may invest in rights and warrants. Rights (sometimes referred to as “subscription rights”) and warrants may be purchased separately or may be received as part of a distribution in respect of, or may be attached to, other securities that the Fund has purchased. Rights and warrants are securities that give the holder the right, but not the obligation, to purchase equity securities of the company issuing the rights or warrants, or a related company, at a fixed price either on a date certain or during a set period. Typically, rights have a relatively short term (e.g., two to four weeks), whereas warrants can have much longer terms. At the time of issue, the cost of a right or warrant is substantially less than the cost of the underlying security itself.

Particularly in the case of warrants, price movements in the underlying security are generally magnified in the price movements of the warrant. This effect would enable the Fund to gain exposure to the underlying security with a relatively low capital investment but increases the Fund’s risk in the event of a decline in the value of the underlying security and can result in a complete loss of the amount invested in the warrant. In addition, the price of a warrant tends to be more volatile than, and may not correlate exactly to, the price of the underlying security. If the market price of the underlying security is below the exercise price of the warrant on its expiration date, the warrant will generally expire without value. The equity security underlying a warrant is authorized at the time the warrant is issued or is issued together with the warrant, which may result in losses to the Fund. Investing in warrants can provide a greater potential for profit or loss than an equivalent investment in the underlying security, and, thus, can be a speculative investment. The value of a warrant may decline because of a decline in the value of the underlying security, the passage of time, changes in interest rates or in the dividend or other policies of the company whose equity underlies the warrant or a change in the perception as to the future price of the underlying security, or any combination thereof. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.

Derivatives Regulation. The U.S. Government has enacted legislation that provides for regulation of the derivatives market, including clearing, margin, reporting, and registration requirements. The European Union, the United Kingdom (the “U.K.”), and some other countries are implementing similar requirements, which will affect the Fund when it enters into a derivatives transaction with a counterparty organized in that country or otherwise subject to that country’s derivatives regulations. Because these requirements are evolving, their ultimate impact remains unclear.

Transactions in certain derivatives, including futures, options on futures, and some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared and certain other types of swaps are available for voluntary clearing. In a transaction involving those derivatives (“cleared derivatives”), the Fund’s counterparty is a clearing house rather than a bank or broker. Because the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund holds cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund makes payments (including margin payments) to and receives payments from a clearing house through its accounts at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearing house.

In some ways, cleared derivative arrangements are less favorable to funds than bilateral arrangements, for example, by requiring that funds provide more margin for their cleared derivatives positions. Also, as a general matter, in contrast to a bilateral derivatives position, following a period of notice to the Fund, a clearing member at any time can require termination of an existing cleared derivatives position or an increase in margin requirements above those required at the outset of a transaction. Clearing houses also have broad rights to increase margin requirements for existing positions or to terminate those positions at any time. Any increase in margin requirements or termination of existing cleared derivatives positions by the clearing member or the clearing house could interfere with the ability of the Fund to pursue its investment strategy. Further, any increase in margin requirements by a clearing member could expose the Fund to greater credit risk to its clearing member because margin for cleared derivatives positions in excess of a clearing house’s margin requirements typically is held by the clearing member. The costs of cleared derivatives transactions are expected to increase as clearing members raise their fees to cover the costs of additional capital requirements and other regulatory changes applicable to clearing members and their affiliates. Also, the Fund is subject to risk if it enters into a derivatives transaction that is required to be cleared (or that the Adviser or Sub-Adviser expects to be cleared), and no clearing member is willing or able to clear the transaction on the Fund’s behalf. While the documentation in place between the Fund and its clearing members generally provides that the clearing members will accept for clearing all cleared derivatives transactions that are within credit limits (specified in advance) for the Fund, the Fund is still subject to the risk that no clearing member will be willing or able to clear a transaction. In those cases, the position might have to be terminated, and the Fund could lose some or all of the benefit of the position, including loss of an increase in the value of the position and loss of hedging protection. In addition, the documentation governing the relationship between the Fund and clearing members is drafted by the clearing members and generally is less favorable to the Fund than typical bilateral derivatives documentation. For example, documentation relating to cleared derivatives generally includes a one-way indemnity by the Fund in favor of the clearing member for losses the clearing member incurs as the Fund’s clearing member and typically does not provide the Fund any remedies if the clearing member defaults or becomes insolvent. While futures contracts entail similar risks, the risks likely are more pronounced for cleared derivatives due to their more limited liquidity and market history.

Some types of cleared derivatives are required to be executed on an exchange or on a swap execution facility. A swap execution facility is a trading platform where multiple market participants can execute derivatives by accepting bids and offers made by multiple other participants in the platform. While this execution requirement is designed to increase transparency and liquidity in the cleared derivatives market, trading on a swap execution facility can create additional costs and risks for the Fund. For example, swap execution facilities typically charge fees, and if the Fund executes derivatives on a swap execution facility through a broker intermediary, the intermediary may impose fees as well. Also, the Fund may indemnify a swap execution facility, or a broker intermediary who executes cleared derivatives on a swap execution facility on the Fund’s behalf, against any losses or costs that may be incurred as a result of the Fund’s transactions on the swap execution facility. If the Fund wishes to execute a package of transactions that include a swap that is required to be executed on a swap execution facility as well as other transactions (for example, a transaction that includes both a security and an interest rate swap that hedges interest rate exposure with respect to such security), the Fund may be unable to execute all components of the package on the swap execution facility. In that case, the Fund would need to trade some components of the package on the swap execution facility and other components in another manner, which could subject the Fund to the risk that some components would be executed successfully and others would not, or that the components would be executed at different times, leaving the Fund with an unhedged position for a period of time.

Regulators in the United States, the European Union, the U.K., and certain other jurisdictions have adopted mandatory minimum margin requirements for bilateral derivatives. Such requirements could increase the amount of margin required to be provided by the Fund in connection with its derivatives transactions and, therefore, make derivatives transactions more expensive.

Also, in the event of a counterparty’s (or its affiliate’s) insolvency, the possibility exists that the Fund’s ability to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral, could be stayed or eliminated under special resolution regimes adopted in the United States, the European Union, the U.K., and various other jurisdictions. Such regimes provide government authorities with broad authority to intervene when a financial institution is experiencing financial difficulty. In particular, governmental authorities could reduce, eliminate, or convert to equity the liabilities to the Fund of a counterparty experiencing financial difficulties (sometimes referred to as a “bail in”).

The SEC adopted Rule 18f-4 under the 1940 Act (“Rule 18f-4”), related to the use of derivatives, reverse repurchase agreements, and certain other transactions by registered investment companies. In connection with the adoption of Rule 18f-4, the SEC withdrew prior guidance requiring compliance with an asset segregation framework for covering certain derivative instruments and related transactions. Rule 18f-4, like the prior guidance, provides a mechanism by which a Fund is able to engage in derivatives transactions, even if the derivatives are considered to be “senior securities” for purposes of Section 18 of the 1940 Act. Rule 18f-4, among other things, requires a Fund that invests in derivative instruments beyond a specified limited amount to apply a value-at-risk (“VaR”) based limit to its use of certain derivative instruments and financing transactions and to adopt and implement a derivatives risk management program. Generally, these requirements apply to a Fund unless a Fund satisfies Rule 18f-4’s “limited derivatives users” exception, in which case the Fund is not subject to the full requirements of Rule 18f-4. When a Fund invests in reverse repurchase agreements or similar financing transactions, Rule 18f-4 requires the Fund to either aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions. These and other rules and regulations could, among other things, further restrict a Fund’s ability to engage in, or increase the cost to the Fund of, derivatives transactions, for example, by making some types of derivatives no longer available to the Fund or otherwise limiting liquidity. The implementation of the clearing requirement has increased the costs of derivatives transactions for the Fund because the Fund has to pay fees to its clearing members and are typically required to post more margin for cleared derivatives than it has historically posted for bilateral derivatives. These rules and regulations are evolving, so their full impact on the Fund and the financial system are not yet known. While these rules and regulations and central clearing of some derivatives transactions are designed to reduce systemic risk (i.e., the risk that the interdependence of large derivatives dealers could cause them to suffer liquidity, solvency or other challenges simultaneously), there is no assurance that they will achieve that result, and, as noted above, central clearing and related requirements expose the Fund to different kinds of costs and risks.

Distressed Securities Risk. The Fund may invest in debt or equity securities of domestic and foreign issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability, and a bankruptcy court’s power to disallow, reduce, subordinate, or disenfranchise particular claims. The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and ask prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Fund of the security in respect to which such distribution was made.

Equity Securities. Subject to the Fund’s investment policies, the Fund may hold common stocks and other equity securities from time to time, including without limitation those it has received through the conversion of a convertible security held by the Fund or in connection with the restructuring of a debt security. The market price of common stocks and other equity securities may go up or down, sometimes rapidly or unpredictably. Equity securities may decline in value due to factors affecting equity securities markets generally, particular industries represented in those markets, or the issuer itself. The values of equity securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than fixed income securities. These risks are generally magnified in the case of equity investments in distressed companies.

Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy and/or insolvency of the issuer. In addition to common stock, equity securities may include preferred securities, convertible securities and warrants, which are discussed elsewhere in the Prospectus and this SAI. Equity securities other than common stock are subject to many of the same risks as common stock, although possibly to different degrees. The risks of equity securities are generally magnified in the case of equity investments in distressed companies.

Hedging and Risk Management Transactions; Currency Risks. The Fund may, but is not required to, utilize financial instruments for hedging and risk management purposes in order to: (a) protect against possible changes in the market value of the Fund’s investment portfolios resulting from fluctuations in the securities markets and changes in interest rates, (b) protect the Fund’s unrealized gains in the value of the Fund’s investment portfolios, (c) facilitate the sale of any such investments, (d) preserve returns, spreads or gains on any investment in the Fund’s portfolios, (e) hedge the interest rate or currency exchange rate on any of the Fund’s liabilities or assets, (f) protect against any increase in the price of any investments the Fund anticipates purchasing at a later date, or (g) for any other similar reason that the Adviser deems appropriate. The success of the Fund’s hedging strategy will be subject to the Adviser’s ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged and the Adviser’s ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. The successful utilization of hedging and risk management transactions requires skills complementary to those needed in the selection of the Fund’s portfolio holdings. Regardless of skill, there can be no guarantee that instruments suitable for hedging purposes will be available at the time the Fund wishes to use them or that any hedge would reduce applicable risks. For example, JNAM does not expect that the full risk of currency fluctuations can be eliminated due to the limitations in the foreign currency market. Foreign currency exchange rates (or prices in currencies) can make substantial moves in short periods of time and in unanticipated directions due to a number of factors, including changing supply and demand relationships; fiscal, monetary and exchange control programs and policies of governments; national and international political and economic events; government trade programs; changes in interest rates and rates of inflation; changes in currency valuations; and technical fluctuations of the marketplace. Because a material portion of the Fund’s investments may be denominated in or rely upon underlying cash flows denominated in currencies other than the U.S. dollar, such changes could have a significant adverse impact on the Fund. Finally, while the Fund may enter into hedging transactions to seek to reduce risk, such transactions themselves may entail certain other risks, such as unanticipated changes in interest rates, the prices of investments or currency exchanges, which may result in a poorer overall performance for the Fund than if it had not engaged in such hedging transactions.

High-Yield Foreign Sovereign Debt Securities. Investing in fixed and floating rate high-yield foreign sovereign debt securities will expose the Fund investing in such securities to the direct or indirect consequences of political, social or economic changes in the countries that issue the securities. (See “Principal Risks - Foreign Securities Risk” in the Fund’s Prospectus). The ability and willingness of sovereign obligors in developing and emerging market countries or the foreign governmental authorities that control repayment of their external debt to pay principal and interest on such debt when due may depend on general economic and political conditions within the relevant country. Countries such as those in which the Fund may invest have historically experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate trade difficulties and extreme poverty and unemployment. Many of these countries are also characterized by political uncertainty or instability. Additional factors which may influence the ability or willingness to service debt include, but are not limited to, a country’s cash flow situation, the availability of sufficient foreign exchange on the date a payment is due, the relative size of its debt service burden to the economy as a whole, and its government’s policy toward the International Monetary Fund, the World Bank and other international agencies.

Illiquid Investments and Rule 144A Securities. The Fund intends to invest in illiquid investments. An illiquid investment is a security or other investment that cannot be sold or disposed of within seven days or less in current market conditions without the sale or disposition significantly changing the market value of the investment. Illiquid investments often can be resold only in privately negotiated transactions with a limited number of purchasers or in a public offering registered under the Securities Act of 1933, as amended (the “Securities Act”). Such investments may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, repurchase agreements providing for settlement in more than seven days after notice, and certain privately negotiated, non-exchange traded options and securities used to cover such options. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund’s net assets could be adversely affected. Illiquid investments generally must be valued at fair value, which is inherently less precise than utilizing market value for liquid investments and may lead to differences between the price at which a security is valued for determining the Fund’s NAV and the price the Fund actually receives upon sale. For the period between the repurchase offer notice and the end of the repurchase period, the Fund must maintain 100% of the repurchase offer amount in liquid assets. Illiquid investments do not include securities eligible for resale pursuant to Rule 144A of the 1933 Act, or other restricted securities, which have been determined to be liquid in accordance with procedures established by the Board.

Securities that have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Restricted or illiquid securities have the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and the Fund might be unable to dispose of restricted or illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. The Fund might also have to register such restricted securities in order to dispose of them resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities.

A large institutional market has developed for certain securities that are not registered under the Securities Act, including repurchase agreements, commercial paper, foreign securities, municipal securities, and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer’s ability to honor a demand for repayment. As a result, the fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments.

Rule 144A under the Securities Act allows a broader institutional trading market for securities otherwise subject to restriction on resale to the general public. Rule 144A establishes a “safe harbor” from the registration requirements of the Securities Act applicable to resales of certain securities to qualified institutional buyers. It is the intent of the Fund to invest, pursuant to procedures established by the Board and subject to applicable investment restrictions, in securities eligible for resale under Rule 144A which are determined to be liquid based upon the trading markets for the securities.

The Adviser will monitor the liquidity of restricted securities eligible for resale under Rule 144A in the Fund’s portfolio under the supervision of the Board. In reaching liquidity decisions, the Adviser will consider, inter alia, the following factors: (1) the frequency of trades and quotes for the security over the course of six months or as determined in the discretion of the Adviser; (2) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers over the course of six months or as determined in the discretion of the Adviser; (3) dealer undertakings to make a market in the security; (4) the nature of the security and the nature of how the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of the transfer); and (5) other factors, if any, which the Adviser deems relevant.

Investments in Different Parts of the Capital Structure. Subject to applicable rules, regulation, SEC guidance, and the conditions of Exemptive Relief, if granted, the Fund may make investments in an issuer where other funds advised by the Sub-Adviser (each an “Other Fund” and collectively, the “Other Funds”) hold an investment in a different class of debt or equity. In such circumstances, the Sub-Adviser may have conflicting interests between its duties to the Fund and to such Other Fund. Generally, the Fund will make investments that potentially conflict with the interests of Other Funds only when, at the time of investment by the Fund, the Sub-Adviser determines that (a) such investment is in the best interests of the Fund and (b)(i) the possibility of actual conflict between the Fund and the Other Fund is remote, (ii) either the potential investment by the Fund or the investment of such Other Fund is not large enough to control any actions taken by the collective holders of securities of such issuer or (iii) in light of the particular circumstances, the Sub-Adviser determines that such investment is appropriate for the Fund, notwithstanding the potential for conflict. In those circumstances where the Fund and an Other Fund hold investments in different parts of the capital structure, to the fullest extent permitted by applicable law, steps may be taken to reduce the potential for conflict between the Fund and the Other Fund, including causing the Fund to take certain actions that, in the absence of such conflict, it would not take, such as: (A) remaining passive in a restructuring, foreclosure, refinancing or similar situations (including electing not to vote or voting pro rata with other security holders), (B) investing in the same or similar classes of securities as the Other Fund in order to align their interests, (C) divesting investments, or (D) otherwise taking an action designed to reduce adversity. Any such step could have the effect of benefiting an Other Fund (or the Sub-Adviser or one of its affiliates) and therefore may not have been in the best interests of, and may have been adverse to, the Fund. A similar standard generally will apply if any Other Fund makes an investment in an issuer in which the Fund holds an investment in a different part of the same issuer’s capital structure. The negative effects described above may be more pronounced in connection with transactions in, or the Fund’s use of, small capitalization, emerging market, distressed or less liquid strategies.

Investments Where Other Funds Hold Related Investments. From time to time, Other Funds or accounts managed by the Sub-Adviser may hold existing related investments and may in the future make additional investments in the same related assets. Subject to applicable rules, regulation, SEC guidance and the conditions of the Exemptive Relief, if granted, the Fund may make investments either in those same assets or in related assets. In addition, the Sub-Adviser anticipates that the Fund may make investments in entities or assets in which an Other Fund holds an investment in a different part of the capital structure of the same issuer (see “Investments in Different Parts of the Capital Structure” risk factor). For example, Other Funds have made investments in, and are expected to continue to invest in, various tranches of CMBS securitizations. The Fund may invest in different tranches of those same CMBS securitizations, purchase loans that are part of the pool of loans relating to a CMBS securitization in which an Other Fund holds an investment, or engage in transactions relating to the assets that secure the pooled loans or with the entities that are the borrowers under those loans.

In the foregoing circumstances, the Sub-Adviser could have conflicting loyalties between its duties to the Fund and such Other Fund. For example, the Sub-Adviser could have an incentive to cause the Fund to pay a higher purchase price (whether in an auction, the exercise of a fair value purchase option or otherwise) for a loan or related property that is collateral for a CMBS security held by an Other Fund. If the Fund controls or acts as the operating adviser to a special servicer with respect to a loan in a CMBS securitization in which an Other Fund holds CMBS in a different tranche of the securitization, the Sub-Adviser similarly could have conflicting loyalties in directing the actions of the special servicer with respect to the loan if the interests of the Fund and the Other Fund diverge. Likewise, if an Other Fund controls or acts as the operating adviser to a special servicer with respect to a loan in a CMBS securitization in which the Fund holds CMBS in a different tranche of the securitization, the Other Fund may direct the special servicer to take certain actions with respect to the loan that may not be in the best interests of the Fund.

Leverage and Borrowing. The Fund may add leverage to its portfolio by utilizing borrowings, such as through bank loans and/or other credit facilities. The Fund may also enter into other transactions that may give rise to a form of leverage including, among others, loans of portfolio securities. Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board may in the future authorize the issuance of preferred shares without the approval of Shareholders. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Shareholders, and these costs and expenses may be significant. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors.

The Fund may also borrow money in order to repurchase its Shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund. See “Principal Risks - Leverage Risk” in the Fund’s Prospectus for additional discussion of the Fund’s ability to use leverage.

Portfolio Turnover. Portfolio turnover is the buying and selling of securities held by the Fund. The Fund may engage in short-term transactions if such transactions further its investment objective. The Fund may sell one security and simultaneously purchase another of comparable quality or simultaneously purchase and sell the same security to take advantage of short-term differentials in bond yields or otherwise purchase individual securities in anticipation of relatively short-term price gains. The rate of portfolio turnover will not be a determining factor in the purchase and sale of such securities. Portfolio turnover rates also may be increased by purchases or requests for repurchase of the Fund’s shares, because of the need to invest new cash resulting from purchases of shares or the need to sell portfolio securities owned in order to meet repurchase requests. Increased portfolio turnover necessarily results in correspondingly higher costs including brokerage commissions, dealer mark-ups and other transaction costs on the sale of securities and reinvestment in other securities to the Fund. Thus, the higher the rate of portfolio turnover of the Fund, the higher these transaction costs borne by the Fund generally will be. Changes in portfolio turnover rates are generally the result of active trading strategies employed by the Fund’s portfolio managers in response to market conditions, and not reflective of a material change in investment strategy.

For the period ended March 31, 2024, the portfolio turnover rate for the Fund was 39%. For the period ended March 31, 2025, the portfolio turnover rate was 85%. The higher portfolio turnover rate in 2025 versus 2024 is a result of increased trading activity.

Preferred Securities. Preferred securities represent an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the company. Some preferred securities also entitle their holders to receive additional liquidation proceeds on the same basis as holders of a company’s common stock, and thus also represent an ownership interest in that company. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company’s preferred securities generally pay dividends only after the company makes required payments to holders of its bonds and other debt. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred securities of larger companies.

The value of a company’s preferred securities may fall as a result of factors relating directly to that company’s products or services. A preferred security’s value may also fall because of factors affecting not just the company, but companies in the same industry or in a number of different industries, such as increases in production costs.

The value of preferred securities may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates. In addition, a company’s preferred securities generally pay dividends only after the company makes required payments to holders of its bonds and other debt. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred securities of smaller companies may be more vulnerable to adverse developments than those of larger companies.

Prepayment of Obligations. Early repayment of loans acquired by the Fund may adversely affect the value of the Fund’s investment portfolio. The Fund may purchase loans where the underlying borrowers are not subject to any prepayment penalties, even if a borrower determines to prepay the obligation early during the term of the loan. Similarly, the Fund may invest in loans and other assets secured or, in the case of certain assets (including mezzanine loans and preferred equity), supported by transitional real estate assets, where significant improvement in the performance of such assets may result in prepayments as other, less expensive or restrictive financing alternatives become available to the borrower. In either case, prepayment rates cannot be predicted with certainty, and no strategy can completely insulate the Fund from increases in such rates. Furthermore, the Fund may acquire debt at a discount or premium, and the Fund’s anticipated yield on such assets would be impacted if such debt is prepaid more quickly than anticipated. Under certain prepayment scenarios, the Fund may fail to recoup fully the cost of its investment. While the Fund may be entitled to fees upon prepayment, such fees may not adequately compensate the Fund as the functional equivalent of a “make whole” payment, and, in certain cases, the Fund may not be entitled to prepayment fees at all.

Private Fund Investments. The Portfolio Funds in which the Fund may invest include private funds or other pooled investment vehicles that would qualify as “investment companies” under the 1940 Act but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (“Private Funds”). The Private Funds will not be subject to the 1940 Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to shareholders under the 1940 Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Private Fund managers, and leverage limitations. By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by the Private Fund.

Further, the Private Funds are not subject to the same investment limitations as the Fund and may have different and contrary investment limitations and other policies. Unlike registered investment companies, the Private Funds currently are not obligated by regulations or law to disclose publicly the contents of their portfolios. As such, the Fund has limited visibility into the underlying investments of the Private Funds and is dependent on information provided by the private fund managers. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with regulations applicable to the Fund, may result in style drift, and ultimately may limit the universe of Private Funds in which the Fund can invest.

Investment in Private Funds carries the risk of loss due to Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers. The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.

In order to meet its obligation to provide capital for unfunded commitments, the Fund may be required to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Sub-Adviser’s strategy.

Real Estate Investing. The Fund may invest significantly in the securities of issuers engaged in the real estate industry and in Private Funds that invest in real estate, each of which may be susceptible to adverse economic or regulatory occurrences affecting that sector. Real property investments are subject to varying degrees of risk. The yields available from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., Americans with Disabilities Act, environmental and tax laws), interest rate levels and the availability of financing. If the properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the income and ability of the real estate company to make payments of any interest and principal on its debt securities will be adversely affected, which could directly and indirectly decrease the value of the Fund’s investments. In addition, real property may be subject to the quality of credit extended and defaults by borrowers and tenants. The performance of the economy in each of the regions and countries in which the real estate owned by a portfolio company or a Private Fund is located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from such properties and their underlying values. The financial results of major local employers also may have an impact on the cash flow and value of certain properties. In addition, real estate investments are relatively illiquid and, therefore, the ability of real estate companies or Private Funds invested in real estate to vary their portfolios promptly in response to changes in economic or other conditions is limited. A real estate company or Private Fund also may invest in certain of its properties through joint ventures with unaffiliated parties and, consequently, its ability to control decisions relating to these properties may be limited. Further, certain real estate companies may carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance with various policy specifications, limits and deductibles. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company or Private Fund may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property.

Investments in securities of issuers engaged in the real estate industry are also subject to risks which are specific to the investment sector or type of property in which the issuers are investing. These investment sector and property types may include:

●	Retail Properties. Retail properties are affected by the overall health of the applicable economy and may be adversely affected by the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, spending patterns and lease terminations.

●	Office Properties. Office properties are affected by the overall health of the economy and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

●	Hotel Properties. The risks of hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel and adverse effects of general and local economic conditions.

●	Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including Federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, medical rates, equipment, personnel and other factors regarding operations; continued availability of revenue from government reimbursement programs (primarily Medicaid and Medicare); and competition on a local and regional basis.

●	Residential Properties. The value of a residential (1-4 family) owner occupied real property, including multi-family properties, may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Recent Market Events. In the past decade, financial markets throughout the world have experienced increased volatility, depressed valuations, decreased liquidity and heightened uncertainty and turmoil. This turmoil resulted in unusual and extreme volatility in the equity and debt markets, in the prices of individual securities and in the world economy. Events that have contributed to these market conditions include, but are not limited to, major cybersecurity events, geopolitical events (including wars, terror attacks and public health emergencies), measures to address budget deficits, downgrading of sovereign debt, declines in oil and commodity prices, dramatic changes in currency exchange rates, and public sentiment. In addition, many governments and quasi-governmental entities throughout the world have responded to the turmoil with a variety of significant fiscal and monetary policy changes, including, but not limited to, direct capital infusions into companies, and new monetary programs.

Federal, state, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or affect the issuers of such instruments, in ways that are unforeseeable. Certain laws and regulations contain provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. The Dodd-Frank Act established a Financial Services Oversight Council to facilitate information sharing and identify systemic risks. Additionally, the Dodd-Frank Act allows the Federal Deposit Insurance Corporation to “take over” a failing bank in situations when the overall stability of the financial system could be at risk. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective.

Governments or their regulatory agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such ownership or disposition may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings.

Following financial crises, such as the global financial crisis fueled by the COVID-19 pandemic, the Federal Reserve has generally attempted to stabilize the U.S. economy and support the U.S. economic recovery by keeping the federal funds rate low. Following such periods, the Federal Reserve may terminate certain of its market support activities and raise interest rates. The withdrawal of this support could negatively affect financial markets generally as well as reduce the value and liquidity of certain securities. Additionally, with continued economic recovery and the cessation of certain market support activities, the Fund may face a heightened level of interest rate risk as a result of a rise or increased volatility in interest rates. These policy changes may reduce liquidity for certain of the Fund’s investments, causing the value of the Fund’s investments and share price to decline.

Continuing uncertainty as to the status of the Euro and the European Monetary Union (“EMU”) and the potential for certain countries to withdraw from the institution has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the EMU could have significant adverse effects on currency and financial markets, and on the values of the Fund’s portfolio investments.

The United Kingdom (“U.K.”) left the European Union (“EU”) on January 31, 2020 (commonly referred to as “Brexit”). Following the withdrawal, there was an eleven-month transition period, ending December 31, 2020, during which the U.K. and the EU agreed to a Trade and Cooperation Agreement, which set out the agreement for certain parts of the future relationship between the U.K. and the EU from January 1, 2021. The Trade and Cooperation Agreement does not provide the U.K. with the same level of rights or access to all goods and services in the EU as the U.K. previously maintained as a member of the EU and during the transition period. In particular the Trade and Cooperation Agreement does not include an agreement on financial services which is yet to be agreed. Accordingly, uncertainty remains in certain areas as to the future relationship between the U.K. and EU. From January 1, 2021, EU laws ceased to apply in the U.K. Many EU laws were transposed into English law and these transposed laws continue to apply until such time that they are repealed, replaced or amended. The U.K. government has enacted legislation that will repeal, replace or otherwise make substantial amendments to the EU laws that currently apply in the U.K. It is impossible to predict the consequences of these amendments on the Fund and its investments. Such changes could be materially detrimental to investors.

Although one cannot predict the full effect of Brexit, it could have a significant adverse impact on the U.K., European, and global macroeconomic conditions and could lead to prolonged political, legal, regulatory, tax and economic uncertainty. This uncertainty is likely to continue to impact the global economic climate and may impact opportunities, pricing, availability and cost of bank financing, regulation, values or exit opportunities of companies or assets based, doing business, or having service or other significant relationships in, the U.K. or the EU, including companies or assets held or considered for prospective investment by the Fund.

As a result of political and military actions undertaken by Russia, the U.S. and the EU have instituted sanctions against certain Russian individuals, including politicians, and Russian corporate and banking entities. These countries could also institute broader sanctions on Russia, including banning Russia from global payment systems that facilitate cross-border payments. Retaliatory action by the Russian government could involve the seizure of U.S. and/or European residents’ assets, and any such actions are likely to impair the value and liquidity of such assets. Any or all of these potential results could have an adverse/recessionary effect on Russia’s economy. All of these factors could have a negative effect on the performance of funds that have significant exposure to Russia.

In addition, Russia also may attempt to assert its influence in the region through economic or even military measures, as it did with Georgia in the summer of 2008 and Ukraine in 2014 and 2022. Russia launched a large-scale invasion of Ukraine in February 2022, which has resulted in the U.S. Government imposing sanctions on Russia. The extent and duration of the military action, resulting sanctions and the potential for future sanctions, and resulting future market disruptions, including declines in its stock markets and the value of the ruble against the U.S. dollar, are impossible to predict, but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, including politicians, may negatively impact Russia’s economy and Russian issuers of securities in which the Fund invests. Actual and threatened responses to such military action may also impact the markets for certain Russian commodities, such as oil and natural gas, as well as other sectors of the Russian economy, and may likely have collateral impacts on such sectors globally. These and any related events could have significant impact on Fund performance and the value of an investment in the Fund.

While the extreme volatility and disruption that U.S. and global markets experienced for an extended period of time beginning in 2007 and 2008 had, until the COVID-19 pandemic, generally subsided, uncertainty and periods of volatility still remain. Federal Reserve policy, including with respect to certain interest rates, may adversely affect the value, volatility and liquidity of dividend and interest paying securities. Market volatility, dramatic changes to interest rates and/or a return to unfavorable economic conditions may lower the Fund’s performance or impair the Fund’s ability to achieve its investment objective.

In addition, policy and legislative changes in the U.S. and in other countries are changing many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. Widespread disease and virus epidemics, such as the recent coronavirus outbreak, could likewise be highly disruptive, adversely affecting industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Fund’s investments.

Repurchase Agreements and Reverse Repurchase Agreements. The Fund may invest in repurchase or reverse repurchase agreements for the purposes of maintaining liquidity and achieving income. A repurchase agreement involves the purchase of a security by the Fund and a simultaneous agreement by the seller, generally by a bank or broker-dealer, to repurchase that security from the Fund at a specified price and date or upon demand. This technique offers a method of earning income on idle cash. A repurchase agreement may be considered a loan collateralized by the underlying security, which typically is a U.S. Treasury bill or note, or other highly liquid short-term security. The Fund will only enter into repurchase agreements that are fully collateralized. For a repurchase agreement to be considered fully collateralized, the Fund must take physical possession of the security or receive written confirmation of the purchase and a custodial or safekeeping receipt from a third party or be recorded as the owner of the security through the Federal Reserve Book Entry System.

The Fund may invest in open repurchase agreements which vary from the typical agreement in the following respects: (1) the agreement has no set maturity, but instead matures upon 24 hours’ notice to the seller; and (2) the repurchase price is not determined at the time the agreement is entered into, but is instead based on a variable interest rate and the duration of the agreement. In addition, the Fund, together with other registered investment companies having management agreements with the Adviser or its affiliates, may transfer uninvested cash balances into a money market fund, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense and Fund expenses associated with the repurchase agreement, that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase such securities and that the securities may not be returned to the Fund. There is no assurance that reverse repurchase agreements can be successfully employed. When the Fund invests in a reverse repurchase agreement, it sells a portfolio security to another party, such as a bank or a broker-dealer, in return for cash, and agrees to buy the security back at a future date and price. Reverse repurchase agreements may be used as a form of a “short sale,” because the Fund is effectively selling the security with an agreement to repurchase the security at a later date (see “Additional Information on Investment Techniques of the Fund and Related Risks — Short Sales” for additional information). When entering into a reverse repurchase agreement, the Fund may seek to profit on the difference between the initial security sale price and the repurchase price of that security.

Risks Associated with Long-Term Objective – Not a Complete Investment Program. The Fund is intended for investors seeking total return with an emphasis on current income. The Fund is not meant to provide a vehicle for those who wish to exploit short-term swings in the stock market and is intended for long-term investors. An investment in shares of the Fund should not be considered a complete investment program. Each Shareholder should take into account the Fund’s investment objective as well as the Shareholder’s other investments when considering an investment in that Fund.

Securities Lending. The Board has approved the Fund’s participation in a securities lending program. Under the securities lending program, the Fund has retained its custodian, State Street Bank and Trust Company, to serve as the securities lending agent. The Fund will receive amounts equivalent to any dividends, interest or other distributions on the securities loaned. The Board of Trustees will periodically review information on the Fund’s securities lending program.

Lending portfolio securities enables the Fund to earn additional income, but could result in a loss or delay in recovering these securities. The borrower of the Fund’s portfolio securities must deposit acceptable collateral with the Fund’s custodian in an amount, marked to market daily, at least equal to the market value of the securities loaned, plus accrued interest and dividends. Acceptable collateral is limited to cash, U.S. Government securities, including obligations issued or guaranteed by its agencies or instrumentalities, U.S. mortgage-backed securities, and irrevocable letters of credit that meet certain guidelines.

The Fund may reinvest any cash collateral in money market investments or other investments subject to guidelines approved by the Adviser and the Board of Trustees. Cash collateral is invested in Class SL of the JNL Government Money Market Fund, a series of the JNL Investors Series Trust. The JNL Government Money Market Fund complies with the requirements applicable to a “government money market fund” as defined in Rule 2a-7 under the 1940 Act, including the diversification, quality, and maturity limitations imposed by the Rule. The cash collateral investments are not guaranteed, and may lose money. The Fund retains authority to terminate any of its loans at any time. The Fund may terminate a loan and regain record ownership of loaned securities to exercise ownership rights, such as voting and subscription rights, when regaining such rights is considered to be in the Fund’s interest.

In the event of bankruptcy or other default of the borrower, the Fund may be unable to recover the loaned securities or could experience delays in liquidating the loan collateral or recovering the loaned securities and incur expenses related to enforcing its rights. In addition, there could be a decline in the value of the collateral or in the fair value of the securities loaned while the Fund seeks to enforce its rights thereto, and the Fund could experience subnormal levels of income or lack of access to income during that period. The Fund also bears the risk of any deficiency in the amount of collateral available for return to a borrower due to a loss in an approved investment.

The net securities lending revenue is shared by the lending agent and the Fund. The Fund retains 100% of its portion after the split. The securities lending revenue “split” between the Fund and the lending agent was determined based on the Adviser’s review of competitive industry information. The Adviser and the Fund’s Board will periodically review the “split” between the lending agent and the Fund. For the fiscal year ended March 31, 2025, the income earned by the Fund as well as the fees and/or compensation paid by the Fund (in dollars) pursuant to the Securities Lending Agreement between the Fund and State Street Bank were as follows (“State Street Securities Lending Agreement”):

Gross income earned by the Fund from securities lending activities	$44,135
Fees and/or compensation paid by the Fund for securities lending activities and related services
Any fees paid to State Street Bank from a revenue split	$3,925
Fees paid for any cash collateral management services (including fees deducted from a pooled cash collateral reinvestment vehicle) that are not included in the revenue split	$772
Administrative fees not included in the revenue split	$0
Indemnification fees not included in the revenue split	$0
Rebates (paid to borrower)	$8,806
Any other fees not included in the revenue split	$0
Aggregate fees/compensation paid by the Fund for securities lending activities	$13,503
Net income from securities lending activities	$30,632

For the fiscal year ended March 31, 2025, State Street, acting as agent for the Fund, provided the following services to the Fund in connection with the Fund’s securities lending activities: (i) locating borrowers among an approved list of prospective borrowers; (ii) monitoring applicable minimum spread requirements, lending limits and the value of the loaned securities and collateral received; (iii) seeking additional collateral, as necessary, from borrowers; (iv) receiving and holding collateral from borrowers, and facilitating the investment and reinvestment of all or substantially all cash collateral in an investment vehicle designated by the Fund; (v) returning collateral to borrowers; (vi) facilitating substitute dividend, interest, and other distribution payments to the Fund from borrowers; (vii) negotiating the terms of each loan of securities, including, but not limited to, the amount of any loan premium, and monitoring the terms of securities loan agreements with prospective borrowers for consistency with the requirements of the State Street Securities Lending Agreement; (viii) selecting securities, including amounts (percentages), to be loaned; (ix) recordkeeping and accounting servicing; (x) monitoring dividend activity; (xi) material proxy votes relating to loaned securities as well as recall of securities on loan for Fund to vote proxies; (xii) arranging for return of loaned securities to the Fund as necessary or requested by the Fund; and(xiii) preparation of and modification to ancillary lending documents.

Swaps. The Fund may enter into equity, interest rate, index, currency rate, total return and/or other types of swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if the Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount” (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index).

Interest Rate, Mortgage and Credit Swaps. The Fund may enter into interest rate swaps. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed note payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events.

Equity Index Swaps. The Fund may enter into equity index swaps. Equity index swaps involve the exchange by the Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities that usually includes dividends. The Fund may purchase cash-settled options on equity index swaps. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

Currency Swaps. The Fund may enter into currency swaps for both hedging and non-hedging purposes. Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The use of currency swaps is a highly specialized activity that involves special investment techniques and risks. Incorrect forecasts of market values and currency exchange rates can materially adversely affect the Fund’s performance. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction.

Total Return Swaps. The Fund may enter into total return swaps. In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment. For example, if the Fund wished to invest in a senior loan, it could instead enter into a total return swap and receive the total return of the senior loan, less the “funding cost,” which would be a floating interest rate payment to the counterparty.

Swaptions. The Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as “swaptions.” A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms.

Certain swap agreements into which the Fund enters may require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, the Fund’s current obligations (or rights) under such swap agreements generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps consists of the net amount of the payments that the Fund is contractually obligated to make. If the other party to a swap defaults, the Fund’s risk of loss consists of the net amount of the payments that the Fund contractually is entitled to receive.

Tax Consequences. The Fund’s investments in certain securities and transactions described above will potentially be limited by its intention to qualify and be eligible for treatment as a regulated investment company. In addition, the Fund’s utilization of certain investment instruments may alter the amount, timing and character of the Fund’s income, and, in turn, of the Fund’s distributions to its Shareholders, relative to other means of achieving similar investment exposure. In certain circumstances, the Fund may be required to sell assets in order to meet regulated investment company distribution requirements even when investment considerations make such sales otherwise undesirable. For more information concerning these requirements and the taxation of the Fund’s investments, see “Tax Considerations” below.

When-Issued Securities and Forward Commitment Contracts. The Fund may purchase securities on a when-issued or delayed delivery basis (“when-issueds”) and may purchase securities on a forward commitment basis, including on a to-be-announced (“TBA”) basis and through standby commitments (“forwards”). TBA commitments are forward agreements for the purchase or sale of securities, including mortgage-backed securities, for a fixed price, with payment and delivery on an agreed upon future settlement date. Any or all of the Fund’s investments in debt securities may be in the form of when-issueds and forwards. The price of such securities, which may be expressed in yield terms, is fixed at the time the commitment to purchase is made, but delivery and payment take place at a later date. Normally, the settlement date occurs within 90 days of the purchase for when-issueds, but the period may be substantially longer for forwards. During the period between purchase and settlement, no payment is made by the Fund to the issuer and no interest accrues to the Fund. The purchase of these securities will result in a loss if the value of the securities declines prior to the settlement date. This could occur, for example, if interest rates increase prior to settlement. In a TBA transaction, the Fund is subject to this risk whether or not the Fund takes delivery of the securities on the settlement date for a transaction. The longer the period between purchase and settlement, the greater the risk. At the time the Fund makes the commitment to purchase these securities, it will record the transaction and reflect the value of the security in determining its net asset value. Pursuant to recommendations of the Treasury Market Practices Group, which is sponsored by the Federal Reserve Bank of New York, the Fund or its bank dealer counterparty generally will be required to post collateral when entering into certain forward-settling mortgage-backed securities transactions. In addition, rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”) impose, with limited exceptions, mandatory margin requirements for certain types of when-issued, delayed delivery, or forward commitment transactions when the Fund enters into such transactions with non-bank broker dealers. Such margin requirements could increase the cost of these transactions and impose added operational complexity.

The Fund may enter into buy/sell back transactions, which are a form of delayed delivery agreements. In a buy/sell back transaction, the Fund enters a trade to sell securities at one price and simultaneously enters a trade to buy the same securities at another price for settlement at a future date.

The Fund may also sell securities on a when-issued or delayed delivery basis. These transactions involve a commitment by the Fund to sell securities at a pre-determined price or yield, with payment taking place beyond the customary settlement date.

DISTRIBUTION OF FUND SHARES

Jackson National Life Distributors LLC (the “Distributor” or “JNLD”) serves as the distributor of the Fund’s Shares on a best efforts basis pursuant to a distribution agreement (the “Distribution Agreement”) with the Fund, which is subject to annual approval by the Board. The Distributor’s principal business address is 300 Innovation Drive, Franklin, Tennessee 37067.

Under the Fund’s Distribution Agreement, the Distributor is also responsible for entering into agreements with broker-dealers or other financial intermediaries (“Selling Agents”) to assist in the distribution of the Shares, reviewing the Fund’s proposed advertising materials and sales literature and making certain filings with regulators. For these services, the Distributor receives a fee from the Adviser. The Adviser is also responsible for paying any out-of-pocket expenses incurred by the Distributor in providing services under the Distribution Agreement.

Under the Fund’s Distribution Agreement with the Distributor, the Fund agrees to indemnify the Distributor and its officers, directors, employees, agents or affiliates for any error of judgment or mistake of law or for any loss suffered by the Fund or any shareholder of the Fund as a result of: (1) the Distributor serving as distributor of the Fund pursuant to the agreement; or (2) the Distributor’s failure to perform due to events beyond the reasonable control of the Distributor or its agents, except for a loss resulting from the Distributor’s willful misfeasance, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the agreement. See “Distributor” in the Fund’s Prospectus for additional information regarding the distribution of the Fund’s Shares.

Shareholder Servicing Plan

The Fund has implemented a “Shareholder Services Plan” with respect to its Class A shares under which the Fund may compensate financial intermediaries for providing ongoing services in respect of Fund shareholders. Such services may include responding to customer inquiries of a general nature regarding the Fund; crediting distributions from the Fund to customer accounts; arranging for bank wire transfer of funds to or from a customer’s account; responding to customer inquiries and requests regarding SAI, shareholder reports, notices, proxies and proxy statements, and other Fund documents; forwarding prospectuses, SAIs, tax notices and annual and semi-annual reports to beneficial owners of Fund shares; and providing such other similar services as the Fund may reasonably request to the extent a financial intermediary is permitted to do so under applicable statutes, rules, or regulations.

Under the Shareholder Services Plan, the Fund, with respect to Class A shares, may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class A shares. The Adviser, the Distributor or an affiliate may make additional payments to intermediaries for these and other services, and their payments may be based on the same or other methods of calculation. Class I shares are not subject to the Shareholder Servicing Fee. See “Distribution of Fund Shares— Other Payments Made by the Adviser, Administrator and/or Distributor” below.

Other Payments Made by the Adviser, Administrator and/or Distributor

The Adviser, the Administrator, the Distributor, or an affiliate may, from time to time, out of its (or their) own resources, make substantial cash payments — sometimes referred to as “revenue sharing” — to broker-dealers or financial intermediaries for various reasons. The revenue sharing payments do not change the price paid by investors for the purchase of the Fund’s shares or the amount the Fund will receive as proceeds from such sales. Although a broker-dealer or financial intermediary may seek revenue sharing payments to offset costs incurred by the firm in servicing its clients who have invested in the Fund, the aggregate amount of these payments to broker-dealers or financial intermediaries may be substantial and may exceed the actual costs incurred in engaging in these promotional activities or services. Accordingly, broker-dealers or financial intermediaries may realize a profit in connection with such activities or services.

Revenue sharing payments may support the delivery of services to the Fund or to shareholders in the Fund, including, without limitation, transaction processing and sub-accounting services. These payments also may serve as an incentive to sell shares of the Fund and/or to promote retention of customer assets in the Fund. The Distributor, the Adviser, the Administrator, or an affiliate does not consider a broker-dealer or financial intermediary’s sale of shares of the Fund when selecting brokers or dealers to effect portfolio transactions for the Fund.

Revenue sharing also may include any other payment requirement of a broker-dealer or another third-party intermediary. All such payments are paid by the Adviser, the Distributor, the Administrator, or an affiliate of either out of its (or their) own resources. Revenue sharing payments may be structured, among other means, (i) as a percentage of sales; (ii) as a percentage of net assets; (iii) as a flat fee per transaction; (iv) as a fixed dollar amount; or (v) as some combination of any of these. In many cases, they therefore may be viewed as encouraging sales activity or retention of assets in the Fund. Generally, any revenue sharing or other payments of the type just described will have been requested by the party receiving them, often as a condition of distribution, but are subject to negotiation as to their structure and scope. Various factors are used to determine whether to make revenue sharing payments. Possible considerations include, without limitation, the types of services provided by the broker-dealer or financial intermediary, sales of Fund shares, the redemption rates on accounts of clients of the broker-dealer or financial intermediary or overall asset levels of the Fund held for or by clients of the broker-dealer or financial intermediary, the willingness of the broker-dealer or financial intermediary to allow the Distributor, the Adviser, or an affiliate to provide educational and training support for the broker-dealer’s or financial intermediary’s sales personnel relating to the Fund, as well as the overall quality of the services provided by the broker-dealer or financial intermediary.

Shareholders or prospective investors should be aware that revenue sharing arrangements or other payments to intermediaries could create incentives on the part of the parties receiving the payments to consider selling more shares of the Fund relative to other funds either not making payments of this nature or making smaller such payments. A Shareholder or prospective investor with questions regarding revenue sharing or other such payments may obtain more details by contacting his or her broker representative or other financial intermediary directly.

How to Purchase Shares

The methods of buying and selling shares and the sales charges applicable to purchases of shares of the Fund are described in the Prospectus.

REPURCHASE OF COMMON SHARES

In order to provide some liquidity to Shareholders, and pursuant to the Fund’s fundamental policy, the Fund is required to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at the applicable NAV per Share. Notices of each quarterly repurchase offer are sent to Shareholders at least twenty-one (21) and no more than forty-two (42) days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date. The Fund’s NAV per Share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Investors should consider Shares of the Fund to be an illiquid investment. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.

The section entitled “Quarterly Repurchase Offers” in the Prospectus discusses the type and timing of notice for repurchase offers, the effects of oversubscribed repurchase offers, the determination of the repurchase price, payment by the Fund for Shares tendered in a repurchase offer, the effect of repurchase policies on the liquidity of the Fund, the consequences of repurchase offers, and other details regarding the repurchase offers, including associated risks. The Fund’s fundamental policies with respect to repurchase offers are discussed in “Fundamental Policies” in this SAI.

See “Principal Risks — Repurchase Offers Risk” in the Prospectus for a description of the risks associated with the Fund’s repurchase offers. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders. For a discussion of these tax consequences, see “Tax Considerations” below.

In addition to the Fund’s policy to make quarterly repurchase offers as described above, the Board may consider additional repurchases of its Shares on the open market or in private transactions, the making of a tender offer for such Shares, or the conversion of the Fund to an open-end investment company. The Fund cannot assure you that its Board will decide to take or propose any of these actions.

Subject to its investment limitations, the Fund may borrow to finance the repurchase of Shares or to make a tender offer. Interest on any borrowings to finance Share repurchase transactions or the accumulation of cash by the Fund in anticipation of Share repurchases or tenders will reduce the Fund’s net income and gains. Any Share repurchase, tender offer, or borrowing that might be approved by the Board would have to comply with the 1940 Act and the rules and regulations thereunder and other applicable law.

TRUSTEES AND OFFICERS OF THE FUND

The officers of the Fund manage its day-to-day operations and are responsible to the Fund’s Board. The Trustees set broad policies for the Fund and choose the Fund’s officers. All of the Trustees also serve as Trustees for the other investment companies in the Fund Complex (as defined below). The officers also serve as officers for the other investment companies in the Fund Complex (as defined below).

The following is a list of the Trustees and officers of the Fund, a statement of their present positions and principal occupations during the past five years. The following also lists the number of portfolios overseen by the Trustees and other directorships of public companies or other registered investment companies held by the Trustees.

For purposes of this section, the term “Fund Complex” includes each of the following investment companies: JNL Series Trust (131 portfolios), JNL Investors Series Trust (1 portfolio), Jackson Credit Opportunities Fund (1 portfolio) and Jackson Real Assets Fund (1 portfolio) (as used in this section, the term Funds refers to all of the portfolios offered by the Fund Complex).

Name, Address, and (Age)	Position(s) Held with Trust (Length of Time Served)	Number of Portfolios in Fund Complex Overseen by Trustee
Interested Trustee
Mark D. Nerud (59) [1] 1 Corporate Way Lansing, MI 48951	Trustee [2] (6/2023 to present) President and Chief Executive Officer (6/2023 to present) Chief Operating Decision Maker (11/2023 to present)	134

Principal Occupation(s) During Past 5 Years:

Chief Executive Officer of JNAM (1/2010 to present); President of JNAM (1/2007 to present); Managing Board Member of JNAM (5/2015 to present); President, Chief Executive Officer, and Chief Operating Decision Maker of other investment companies advised by JNAM (11/2023 to present), 12/2006 to present, 12/2006 to 12/2020, and 8/2014 to 12/2020); Principal Executive Officer of an investment company advised by PPM America, Inc. (11/2017 to 12/2024)

Other Directorships Held by Trustee During Past 5 Years: Interested Trustee/Manager of other investment companies advised by JNAM (4/2015 to 12/2020 and 1/2007 to 12/2020)
Independent Trustees
Eric O. Anyah (57) 1 Corporate Way Lansing, MI 48951	Trustee [2] (8/2023 to present)	134
Principal Occupation(s) During Past 5 Years: Chief Financial Officer, The Museum of Fine Arts, Houston (10/2013 to present)
Other Directorships Held by Trustee During Past 5 Years: Trustee/Manager of other investment companies advised by JNAM (1/2018 to 12/2020 and 12/2013 to 12/2020)
Michael J. Bouchard (69) 1 Corporate Way Lansing, MI 48951	Trustee [2] (8/2023 to present)	134
Principal Occupation(s) During Past 5 Years: Sheriff, Oakland County, Michigan (1/1999 to present)
Other Directorships Held by Trustee During Past 5 Years: Trustee/Manager of other investment companies advised by JNAM (1/2018 to 12/2020 and 4/2000 to 12/2020)
Ellen Carnahan (70) 1 Corporate Way Lansing, MI 48951	Trustee [2] (8/2023 to present)	134
Principal Occupation(s) During Past 5 Years: Principal, Machrie Enterprises LLC (venture capital firm) (7/2007 to present); Board Member of various corporate boards (see below)

Other Directorships Held by Trustee During Past 5 Years:

Director and Audit Committee Member (11/2016 to 8/2023) and Compensation Committee Chair (3/2018 to 8/2023), Paylocity Holding Corporation; Director, Audit Committee Member, and Governance Committee Member (5/2015 to present) and Audit Committee Chair (3/2019 to present), ENOVA International Inc.; Trustee/Manager of other investment companies advised by JNAM (1/2018 to 12/2020 and 12/2013 to 12/2020)

John W. Gillespie (72) 1 Corporate Way Lansing, MI 48951	Trustee [2] ((8/2023 to present)	134
Principal Occupation(s) During Past 5 Years: Entrepreneur-in-Residence, UCLA Office of Intellectual Property (2/2013 to present); Investor, Business Writer, and Advisor (10/2006 to present)
Other Directorships Held by Trustee During Past 5 Years: Trustee/Manager of other investment companies advised by JNAM (1/2018 to 12/2020 and 12/2013 to 12/2020)
William R. Rybak (74) 1 Corporate Way Lansing, MI 48951	Trustee [2] (8/2023 to present)	134
Principal Occupation(s) During Past 5 Years: Private investor (5/2000 to present); Board Member of various corporate boards (see below)

Name, Address, and (Age)	Position(s) Held with Trust (Length of Time Served)	Number of Portfolios in Fund Complex Overseen by Trustee

Other Directorships Held by Trustee During Past 5 Years:

Director (2/2010 to present) and Board Chair (2/2016 to present), Christian Brothers Investment Services, Inc.; Trustee (10/2012 to 5/2024) and Chair Emeritus (5/2009 to 5/2024), Lewis University; Director (2002 to present), and Audit Committee Chair (7/2019 to present), each of the Calamos Mutual Funds and Closed-End Funds; Trustee/Manager of other investment companies advised by JNAM (1/2018 to 12/2020 and 1/2007 to 12/2020)

Mark S. Wehrle (68) 1 Corporate Way Lansing, MI 48951	Trustee [2] (8/2023 to present)	134
Principal Occupation(s) During Past 5 Years: Retired Certified Public Accountant (1/2011 to present)

Other Directorships Held by Trustee During Past 5 Years:

Trustee, Delta Dental of Colorado (1/2012 to 12/2020); Trustee/Manager of other investment companies advised by JNAM and/or an affiliate of JNAM (1/2018 to 12/2020 and 7/2013 to 12/2020)

Edward C. Wood (69) 1 Corporate Way Lansing, MI 48951	Chair of the Board [3] (8/2023 to present) Trustee [2] (8/2023 to present)	134
Principal Occupation(s) During Past 5 Years: None
Other Directorships Held by Trustee During Past 5 Years: Trustee/Manager of other investment companies advised by JNAM (1/2018 to 12/2020 and 12/2013 to 12/2020)
Patricia A. Woodworth (70) 1 Corporate Way Lansing, MI 48951	Trustee [2] (8/2023 to present)	134
Principal Occupation(s) During Past 5 Years: Chief Financial Officer, National Trust for Historic Preservation (3/2019 to 8/2020 and 11/2023 to 5/2024)
Other Directorships Held by Trustee During Past 5 Years: Trustee/Manager of other investment companies advised by JNAM (1/2018 to 12/2020, 1/2007 to 12/2020)
[1]	Mr. Nerud is an “interested person” of the Trust due to his position with JNAM, the Adviser.
[2]	The Interested Trustee and the Independent Trustees are elected to serve for an indefinite term.
[3]	The Board Chairperson may be reelected for a second three-year term. If the Board Chairperson has served two consecutive terms, he or she may not serve again as the Board Chairperson, unless at least one year has elapsed since the end of his or her second consecutive term as Board Chairperson.

Name, Address, and (Age)	Position(s) Held with Trust (Length of Time Served)
Officers
Emily J. Bennett (41) 1 Corporate Way Lansing, MI 48951	Vice President (6/2023 to present) Assistant Secretary (6/2023 to present)

Principal Occupation(s) During Past 5 Years:

Vice President of JNAM (8/2022 to present); Deputy General Counsel of JNAM (8/2021 to present); Assistant Vice President of JNAM (2/2018 to 8/2022); Associate General Counsel of JNAM (3/2016 to 8/2021); Vice President of other investment companies advised by JNAM (11/2023 to present) and 11/2022 to present); Assistant Secretary of other investment companies advised by JNAM (11/2023 to present), 3/2016 to present, 3/2016 to 12/2020, and 5/2012 to 12/2020); Assistant Secretary (1/2021 to 5/2022), Vice President (11/2017 to 12/2024), and Secretary (11/2017 to 2/2021 and 5/2022 to 12/2024) of an investment company advised by PPM America, Inc.

Name, Address, and (Age)	Position(s) Held with Trust (Length of Time Served)
Garett J. Childs (46) 1 Corporate Way Lansing, MI 48951	Vice President (6/2023 to present)

Principal Occupation(s) During Past 5 Years:

Chief Financial Officer of JNAM (8/2021 to present); Vice President, Finance and Risk of JNAM (2/2019 to present); Controller of JNAM (11/2007 to 8/2021); Vice President of other investment companies advised by JNAM (11/2023 to present), 2/2019 to present, and 2/2019 to 12/2020)

Kelly L. Crosser (52) 1 Corporate Way Lansing, MI 48951	Assistant Secretary (6/2023 to present)

Principal Occupation(s) During Past 5 Years:

Director, Legal of JNAM (12/2021 to present); Manager, Legal Regulatory Filings and Print of JNAM (1/2018 to 12/2021); Assistant Secretary of other investment companies advised by JNAM (11/2023 to present), 9/2007 to present, 9/2007 to 12/2020, and 10/2011 to 12/2020)

Richard J. Gorman (59) 1 Corporate Way Lansing, MI 48951	Chief Compliance Officer (6/2023 to present) Anti-Money Laundering Officer (6/2023 to present)

Principal Occupation(s) During Past 5 Years:

Senior Vice President and Chief Compliance Officer of JNAM (8/2018 to present); Chief Compliance Officer and Anti-Money Laundering Officer of other investment companies advised by JNAM (11/2023 to present), 8/2018 to present, and 8/2018 to 12/2020)

William P. Harding (50) 1 Corporate Way Lansing, MI 48951	Vice President (6/2023 to present)

Principal Occupation(s) During Past 5 Years:

Senior Vice President and Chief Investment Officer of JNAM (6/2014 to present); Vice President of other investment companies advised by JNAM (11/2023 to present), 11/2012 to present, 11/2012 to 12/2020, and 5/2014 to 12/2020)

Daniel W. Koors (55) 1 Corporate Way Lansing, MI 48951	Vice President (6/2023 to present)

Principal Occupation(s) During Past 5 Years:

Senior Vice President of JNAM (1/2009 to present); Chief Operating Officer of JNAM (4/2011 to present); Vice President of other investment companies advised by JNAM (11/2023 to present), 12/2006 to present, 12/2006 to 12/2020, and 1/2018 to 12/2020); Treasurer and Chief Financial Officer of other investment companies advised by JNAM (9/2016 to 12/2020, and 10/2011 to 12/2020); Principal Financial Officer (11/2017 to 1/2021), Treasurer (11/2017 to 1/2021), and Vice President (11/2017 to 12/2024) of an investment company advised by PPM America, Inc.

Kristen K. Leeman (50) 1 Corporate Way Lansing, MI 48951	Assistant Secretary (6/2023 to present)

Principal Occupation(s) During Past 5 Years:

Senior Project Manager of JNAM (10/2023 to present); Senior Regulatory Analyst of JNAM (5/2021 to 10/2023); Regulatory Analyst of JNAM (1/2018 to 5/2021); Assistant Secretary of other investment companies advised by JNAM (11/2023 to present), 6/2012 to present, 6/2012 to 12/2020, and 1/2018 to 12/2020)

Adam C. Lueck (43) 1 Corporate Way Lansing, MI 48951	Assistant Secretary (6/2023 to present)

Principal Occupation(s) During Past 5 Years:

Associate General Counsel of JNAM (12/2021 to present); Senior Attorney of JNAM (2/2018 to 12/2021); Assistant Secretary of other investment companies advised by JNAM (11/2023 to present), 3/2018 to present, 3/2018 to 12/2020, and 12/2015 to 12/2020)

Name, Address, and (Age)	Position(s) Held with Trust (Length of Time Served)
Mia K. Nelson (43) 1 Corporate Way Lansing, MI 48951	Vice President (6/2023 to present)

Principal Occupation(s) During Past 5 Years:

Vice President, Tax of JNAM (8/2022 to present); Assistant Vice President, Tax of JNAM (3/2017 to 8/2022); Vice President of other investment companies advised by JNAM (11/2023 to present) and 11/2022 to present); Assistant Vice President of other investment companies advised by JNAM (8/2017 to 11/2022, 8/2017 to 12/2020, and 9/2017 to 12/2020)

Joseph B. O’Boyle (62) 1 Corporate Way Lansing, MI 48951	Vice President (6/2023 to present)

Principal Occupation(s) During Past 5 Years:

Vice President of JNAM (8/2015 to present); Vice President of other investment companies advised by JNAM (11/2023 to present), 1/2018 to present, and 1/2018 to 12/2020); Chief Compliance Officer and Anti-Money Laundering Officer of an investment company advised by PPM America, Inc. (2/2018 to 12/2024)

Susan S. Rhee (53) 1 Corporate Way Lansing, MI 48951	Vice President, Chief Legal Officer, and Secretary (6/2023 to present)

Principal Occupation(s) During Past 5 Years:

Senior Vice President and General Counsel of JNAM (1/2010 to present); Secretary of JNAM (11/2000 to present); Vice President, Chief Legal Officer, and Secretary of other investment companies advised by JNAM (11/2023 to present), 2/2004 to present, 2/2004 to 12/2020, and 10/2011 to 12/2020); Vice President and Assistant Secretary of an investment company advised by PPM America, Inc. (11/2017 to 7/2022)

Andrew Tedeschi (60) 1 Corporate Way Lansing, MI 48951	Treasurer & Chief Financial Officer (6/2023 to present)

Principal Occupation(s) During Past 5 Years:

Vice President, JNAM (1/2019 to present); Treasurer and Chief Financial Officer of other investment companies advised by JNAM (11/2023 to present) and 6/2020 to present); Principal Financial Officer, Treasurer, and Vice President of an investment company advised by PPM America, Inc. (1/2021 to 12/2024)

Board of Trustees Leadership Structure

The Board is responsible for oversight of the Fund, including risk oversight and oversight of Fund management. The Board consists of eight Trustees who are not “interested persons” of the Fund (“Independent Trustees”) and one interested Trustee. The Independent Trustees have retained outside independent legal counsel and meet at least quarterly with that counsel in executive session without the interested Trustee and management.

The Chairman of the Board is a disinterested Trustee. The Chairman presides at all meetings of the Board at which the Chairman is present. The Chairman exercises such powers as are assigned to him or her by the Fund’s organizational and operating documents and by the Board, which may include acting as a liaison with service providers, attorneys, the Fund’s officers including the Chief Compliance Officer and other Trustees between meetings.

The Board has established a committee structure to assist in overseeing the Fund. The Board has an Audit Committee and a Governance Committee. Each committee is comprised exclusively of Independent Trustees. The independent chairperson of each committee, among other things, facilitates communication among the Independent Trustees, Fund management, service providers, and the full Board. The Fund has determined that the Board’s leadership structure is appropriate given the specific characteristics and circumstances of the Fund including, without limitation, the Fund, the net assets of the Fund and the Fund’s business and structure, because it allows the Board to exercise oversight in an orderly and efficient manner.

Committees of the Board of Trustees

The Audit Committee assists the Board of Trustees in fulfilling its oversight responsibilities by providing oversight with respect to the preparation and review of the financial reports and other financial information provided by the Fund to the public or government agencies. The Audit Committee is responsible for the selection, subject to ratification by the Board, of the Fund’s independent registered public accounting firm, and for the approval of the auditor’s fee. The Audit Committee also reviews the Fund’s internal controls regarding finance, accounting, legal compliance and the Fund’s auditing, accounting and financial processes generally. The Audit Committee also serves as the Fund’s “Qualified Legal Compliance Committee”, for the confidential receipt, retention, and consideration of reports of evidence of material violations under rules of the SEC. Messrs. Anyah, Bouchard, Wehrle, and Ms. Woodworth are members of the Audit Committee. Mr. Wehrle serves as Chair of the Audit Committee. Mr. Wood is an ex officio member of the Audit Committee. The Audit Committee had seven meetings in the last fiscal year.

The Governance Committee is responsible for, among other things, the identification, evaluation and nomination of potential candidates to serve on the Board of Trustees. The Governance Committee will accept Trustee nominations from shareholders. Any such nominations should be sent to the Fund’s Governance Committee, c/o Chair of the Governance Committee, John W. Gillespie, P.O. Box 30902, Lansing, Michigan 48909-8402. Ms. Carnahan, and Messrs. Gillespie and Rybak are members of the Governance Committee. Mr. Gillespie serves as Chair of the Governance Committee. Mr. Wood is an ex officio member of the Governance Committee. The Governance Committee had three meetings in the last fiscal year.

The Investment Committee reviews the performance of the Fund. The Investment Committee meets at least four times per year and reports the results of its review to the full Board at each regularly scheduled Board meeting. Messrs. Anyah, Bouchard, Nerud, Rybak and Wood are members of the Investment Committee. Mr. Anyah serves as Chair of the Investment Committee. In the last fiscal year, the Investment Committee had five meetings.

Ownership of Trustees of Shares in the Fund and in the Fund Complex

As of December 31, 2024, the Trustees beneficially owned the following interests in shares of the Fund and, on an aggregate basis, in the Fund Complex:

Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by the Trustee in the Family of Investment Companies
Mark D. Nerud	None	Over $100,000
Eric O. Anyah	None	Over $100,000
Michael Bouchard	None	Over $100,000
Ellen Carnahan	None	Over $100,000
John Gillespie	None	Over $100,000
William R. Rybak	None	Over $100,000
Mark S. Wehrle	None	Over $100,000
Edward Wood	None	Over $100,000
Patricia A. Woodworth	None	Over $100,000

Ownership by Independent Trustees of Interests in Certain Affiliates of the Fund

As of December 31, 2024, none of the Independent Trustees, nor any member of an Independent Trustee’s immediate family, owned beneficially or of record any securities in an investment adviser or principal underwriter of the Fund, or a person directly or indirectly controlling or under common control with an investment adviser or principal underwriter of the Fund.

Trustee Compensation

The Trustee who is an “interested person” receives no compensation from the Fund. Effective January 1, 2025, each Independent Trustee is paid by the Fund Complex an annual retainer of $370,000. The fees are allocated to the funds within the Fund Complex on a pro-rata basis based on net assets. The Chairman of the Board of Trustees receives an additional annual retainer of $105,000. The Chair of the Audit Committee receives an additional annual retainer of $30,000 for services in that capacity. The Chair of the Governance Committee receives an additional annual retainer of $25,000 for services in that capacity.

The Independent Trustees receive $2,500 per day plus lodging and travel expenses (including business airfare) when traveling, on behalf of the Fund, out of town on Fund business (which, generally, does not include attending educational sessions or seminars). However, if a Board or Committee meeting is held out of town, the Independent Trustees do not receive the “per diem” fee plus the Board or Committee fee for such out of town meeting, but rather receive the greater of $2,500 or the meeting fee.

The Trustees received the amounts set forth in the following table from the Fund for its fiscal year ending March 31, 2025.

	Trustee	Aggregate Compensation from the Trust[1]	Pension or Retirement Benefits Accrued As Part of Trust Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Trust and Fund Complex
	Eric O. Anyah	$659	$0	$0	$387,500	[2]
	Michael Bouchard	$616	$0	$0	$362,500	[3]
	Ellen Carnahan	$659	$0	$0	$387,500
	John Gillespie	$659	$0	$0	$387,500
	William R. Rybak	$616	$0	$0	$362,500
	Mark S. Wehrle	$667	$0	$0	$392,500
	Edward Wood	$795	$0	$0	$467,500	[4]
	Patricia Woodworth	$616	$0	$0	$362,500

[1]	The fees paid to the Independent Trustees are paid for combined service on Fund Complex. The fees are allocated to the Fund Complex and affiliated investment companies on a pro-rata basis based on net assets. The total fees paid to all the Independent Trustees is $3,110,000.
[2]	Amount includes $387,500 deferred by Mr. Anyah.
[3]	Amount includes $13,500 deferred by Mr. Bouchard.
[4]	Amount includes $140,250 deferred by Mr. Wood.

Neither the Fund nor any of the other investment companies in the Fund Complex have adopted any plan providing pension or retirement benefits for Trustees.

Additional Information Concerning The Trustees

Below is a discussion, for each Trustee, of the particular experience, qualifications, attributes or skills that led to the conclusion that the Trustee should serve as a Trustee. The Board monitors its conclusions in light of information subsequently received throughout the year and considers its conclusions to have continuing validity until the Board makes a contrary determination. In reaching their conclusions, the Trustees considered various facts and circumstances and did not identify any factor as controlling, and individual Trustees may have considered additional factors or weighed the same factors differently.

Interested Trustee

Mark D. Nerud. Mr. Nerud is President and CEO of the Adviser and President and CEO of other investment companies advised by the Adviser. Mr. Nerud also served as Vice President – Fund Accounting & Administration of Jackson for ten years. Mr. Nerud is the former Chief Financial Officer of the Adviser and of other investment companies advised by the Adviser. Mr. Nerud has a Bachelor of Arts in Economics from St. Olaf College.

The Board considered Mr. Nerud’s various roles and executive experience with the Adviser, his financial and accounting experience, academic background, and his approximately 18 years of experience as Trustee of the Fund Complex.

Independent Trustees

Eric O. Anyah. Mr. Anyah is the Chief Financial Officer of The Museum of Fine Arts, Houston. Mr. Anyah has a Bachelor’s degree from University of Illinois at Chicago, where he majored in History of Art and Architecture, and a Master of Science in Accounting also from the University of Illinois at Chicago.

The Board considered Mr. Anyah’s executive experience, his accounting and business experience, and his approximately seven years of experience as a Trustee of the Fund Complex.

Michael Bouchard. Mr. Bouchard is currently the Sheriff of Oakland County, Michigan. Mr. Bouchard has a Bachelor’s degree from Michigan State University, where he majored in criminal justice and police administration.

The Board considered Mr. Bouchard’s executive experience, academic background, and his approximately 24 years of experience as a Trustee of the Fund Complex.

Ellen Carnahan. Ms. Carnahan is a Principal of Machrie Enterprises LLC. Ms. Carnahan was formerly a Managing Director of William Blair Capital Management LLC. Ms. Carnahan is a board member of several corporate and philanthropic boards. Ms. Carnahan received a Bachelor of Business Administration from the University of Notre Dame and a Master’s of Business Administration from the University of Chicago.

The Board considered Ms. Carnahan’s executive experience, financial experience, academic background, and board experience with other companies and philanthropic organizations, as well as her approximately 11 years of experience as a Trustee of the Fund Complex.

John Gillespie. Mr. Gillespie is an entrepreneur-in-residence at the University of California-Los Angeles Office of Intellectual Property. Mr. Gillespie was formerly the Financial Advisor of Yosi, Inc. and the Financial Officer and Executive Vice President for the Mentor Network. Mr. Gillespie is a board member of several philanthropic boards. Mr. Gillespie received a Bachelor of Arts from Harvard College and a Master’s of Business Administration from Harvard Business School.

The Board considered Mr. Gillespie’s executive experience, financial experience, academic background, and board experience with philanthropic organizations, as well as his approximately 11 years of experience as a Trustee of the Fund Complex.

William R. Rybak. Mr. Rybak formerly served as Chief Financial Officer of Van Kampen Investments and is a Board Member of several corporate boards, including another mutual fund company. Mr. Rybak has a Bachelor of Arts degree in Accounting from Lewis University and a Master’s of Business Administration from the University of Chicago.

The Board considered Mr. Rybak’s board experience with other companies, financial experience, academic background and his approximately 18 years of experience as a Trustee of the Fund Complex.

Mark S. Wehrle. Mr. Wehrle has over 38 years of general business experience, including specific experience with accounting, auditing, internal controls and financial reporting that he gained as an audit partner with Deloitte & Touche serving financial services entities, including mutual funds. Mr. Wehrle also served as a trustee to a previous investment company advised by JNAM from July 2013 to December 2020.

The Board considered Mr. Wehrle’s accounting, auditing and business experience and his approximately seven years of experience as a Trustee of the Fund Complex.

Edward Wood. Mr. Wood is the Chairperson of the Board beginning in January 2020. Mr. Wood formerly served as Chief Operating Officer of McDonnell Investment Management, LLC. Mr. Wood was also formerly President and Principal Executive Officer of the Van Kampen family of mutual funds, Chief Administrative Officer of Van Kampen Investments and Chief Operating Officer of Van Kampen Funds, Inc. Mr. Wood received a Bachelor of Science from the Wharton School of the University of Pennsylvania.

The Board considered Mr. Wood’s executive experience, financial and accounting experience and academic background, as well as his approximately 11 years of experience as a Trustee of the Fund Complex.

Patricia A. Woodworth. Ms. Woodworth formerly served as the Chief Financial Officer of the National Trust for Historic Preservation and as the Vice President, Chief Financial Officer, and Chief Operating Officer of The J. Paul Getty Trust. Ms. Woodworth was also formerly Executive Vice President for Finance and Administration and the Chief Financial Officer of the Art Institute of Chicago. Ms. Woodworth has a Bachelor of Arts from the University of Maryland.

The Board considered Ms. Woodworth’s executive experience, financial experience, academic background, and approximately 18 years of experience as a Trustee of the Fund Complex.

Code of Ethics. To mitigate the possibility that the Fund will be adversely affected by personal trading of employees, the Fund, the Adviser, the Sub-Adviser, and JNLD have adopted Codes of Ethics under Rule 17j-1 of the 1940 Act and Rule 204A-1 under the Investment Advisers Act of 1940, as amended. These Codes of Ethics contain policies restricting securities trading in personal accounts of the portfolio managers and others who normally come into possession of information regarding portfolio transactions of the Fund. The Fund’s and the Adviser’s Codes of Ethics comply, in all material respects, with the recommendations of the Investment Company Institute. Subject to the requirements of the Codes of Ethics, employees may invest in securities for their own investment accounts, including securities that may be purchased or held by the Fund. The Codes of Ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Investment Adviser

JNAM, 1 Corporate Way, Lansing, Michigan 48951, is the investment adviser to the Fund. As investment adviser, JNAM provides the Fund with professional investment supervision and management. JNAM is an indirect, wholly owned subsidiary of Jackson Financial Inc. (“Jackson”), a leading provider of retirement products for industry professionals and their clients. Jackson and its affiliates offer variable, fixed and fixed index annuities designed for tax-efficient growth and distribution of retirement income for retail customers, as well as products for institutional investors.

Pursuant to the Investment Management Agreement (the “Investment Management Agreement”), the Adviser agrees to manage the investment and reinvestment of the Fund’s assets in accordance with the Fund’s investment objective and policies and determine what investments will be purchased, held, sold or exchanged by the Fund and what portion, if any, of the assets of the Fund will be held uninvested. The Adviser bears its own operating and overhead expenses attributable to its duties under the Investment Management Agreement (such as salaries, bonuses, rent, office and administrative expenses, depreciation and amortization, and auditing expenses). The Fund bears all other costs of its operations.

The Investment Management Agreement continues in effect for the Fund from year to year after its initial two-year term so long as its continuation is approved at least annually by (i) a majority of the Trustees who are not parties to such agreement or interested persons of any such party except in their capacity as Trustees of the Fund, and (ii) the shareholders of the Fund or the Board of Trustees. It may be terminated at any time without penalty upon sixty (60) days’ written notice by the Board, the Adviser, or by a majority vote of the outstanding shares of the Fund with respect to the Fund, and will terminate automatically upon assignment. The Investment Management Agreement provides that the Adviser shall not be liable for any error of judgment, or for any loss suffered by the Fund in connection with the matters to which the agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under the agreement.

Management Fee

As compensation for its services, a monthly management fee equal to 1.60% on an annualized basis of the average daily net assets of the Fund (“Management Fee”).

For the fiscal years ended March 31, 2025 and March 31, 2024, the fees incurred by the Fund pursuant to the Investment Advisory and Management Agreement are listed below:

Fund	March 31, 2025	March 31, 2024
Jackson Credit Opportunities Fund	$6,849,458	$1,618,994

Neuberger Berman Investment Advisers LLC

Neuberger Berman Investment Advisers LLC (“NBIA”), 1290 Avenue of the Americas, New York, New York 10104, serves as Sub-Adviser to the Fund. The Sub-Adviser is responsible for choosing the Fund’s investments and the day-to-day management of the Fund’s investment portfolios. The Sub-Adviser, together with its affiliates, manages approximately $515 billion in total assets as of March 31, 2025, and continue an asset management history that began in 1939. As compensation under the Sub-Advisory Agreement, the Adviser pays the Sub-Adviser a monthly sub-advisory fee equal to 0.79% on an annualized basis of the average daily net assets of the Fund allocated to the Sub-Adviser.

Portfolio Manager Compensation Structure

NBIA’s compensation philosophy is one that focuses on rewarding performance and incentivizing NBIA’s employees. NBIA is also focused on creating a compensation process that it believes is fair, transparent, and competitive with the market.

Compensation for portfolio managers consists of either (i) fixed (salary) and variable (discretionary bonus) compensation but is more heavily weighted on the variable portion of total compensation (ii) on a production model, whereby formulaic compensation is paid from the team compensation pool on a fixed schedule (typically monthly) or (iii) a combination of salary, bonus and/or production compensation. Compensation is paid from a team compensation pool made available to the portfolio management team with which the portfolio manager is associated. The size of the team compensation pool is determined based on a formula that takes into consideration a number of factors including the pre-tax revenue that is generated by that particular portfolio management team, less certain adjustments. The amount allocated to individual portfolio managers is determined on the basis of a variety of criteria, including investment performance (including the aggregate multi-year track record), utilization of central resources (including research, sales and operations/support), business building to further the longer-term sustainable success of the investment team, effective team/people management, and overall contribution to the success of NBIA. Certain portfolio managers may manage products other than mutual funds, such as high net worth separate accounts. The share of pre-tax revenue a portfolio manager receives pursuant to any such arrangement will vary based on certain revenue thresholds.

The terms of NBIA’s long-term retention incentives are as follows:

Employee-Owned Equity. Certain employees (primarily senior leadership and investment professionals) participate in Neuberger Berman organization’s (“NB”) equity ownership structure, which was launched as part of the firm’s management buyout in 2009 and designed to incentivize and retain key personnel. NBIA also offers an equity acquisition program which allows employees a more direct opportunity to invest in NB. For confidentiality and privacy reasons, NBIA cannot disclose individual equity holdings or program participation.

Contingent Compensation. Certain employees may participate in NB’s Contingent Compensation Plan (the “CCP”) to serve as a means to further align the interests of NBIA’s employees with the success of the firm and the interests of NBIA’s clients, and to reward continued employment. Under the CCP, up to 20% of a participant’s annual total compensation in excess of $500,000 is contingent and subject to vesting. The contingent amounts are maintained in a notional account that is tied to the performance of a portfolio of NB investment strategies as specified by the firm on an employee-by-employee basis. By having a participant’s contingent compensation tied to NB investment strategies, each employee is given further incentive to operate as a prudent risk manager and to collaborate with colleagues to maximize performance across all business areas. In the case of members of investment teams, including portfolio managers, the CCP is currently structured so that such employees have exposure to the investment strategies of their respective teams as well as the broader NB portfolio.

Restrictive Covenants. Most investment professionals, including portfolio managers, are subject to notice periods and restrictive covenants which include employee and client non-solicit restrictions as well as restrictions on the use of confidential information. In addition, depending on participation levels, certain senior professionals who have received equity grants have also agreed to additional notice and transition periods and, in some cases, non-compete restrictions. For confidentiality and privacy reasons, NBIA cannot disclose individual restrictive covenant arrangements.

Other Accounts Managed by the Portfolio Managers and Potential Conflicts of Interest

The following table reflects information as of March 31, 2025:

Jackson Credit Opportunities Fund

				Performance Fee Accounts
Portfolio Manager	Category of Account	# of Accounts	AUM	# of Accounts	AUM
Ashok Bhatia, CFA	Other Registered Investment Companies	8	$7.38 billion	0	$0
	Other Pooled Vehicles	25	$14.27 billion	0	$0
	Other Accounts	27	$7.23 billion	0	$0

David Brown, CFA	Other Registered Investment Companies	17	$8.81 billion	3	$33 million
	Other Pooled Vehicles	129	$32.02 billion	7	$113 million
	Other Accounts	344	$43.17 billion	0	$0

Adam Grotzinger, CFA	Other Registered Investment Companies	3	$828 million	0	$0
	Other Pooled Vehicles	19	$8.9 billion	0	$0
	Other Accounts	21	$3.45 billion	0	$0

David Kupperman, PhD	Other Registered Investment Companies	0	$0	0	$0
	Other Pooled Vehicles	9	$1.27 billion	1	$721 million
	Other Accounts	5	$6.67 billion	1	$5 million

Joe Lynch	Other Registered Investment Companies	1	$556 million	0	$0
	Other Pooled Vehicles	109	$33.06 billion	38	$17.73 billion
	Other Accounts	33	$6.71 billion	1	$7 million

Louay Mikdashi	Other Registered Investment Companies	0	$0	0	$0
	Other Pooled Vehicles	3	$479 million	0	$0
	Other Accounts	2	$165 million	0	$0

Conflicts of Interest

Actual or apparent conflicts of interest may arise when a portfolio manager for NBIA has day-to-day management responsibilities with respect to more than one fund or other account. The management of multiple funds and accounts (including proprietary accounts) may give rise to actual or potential conflicts of interest if the funds and accounts have different or similar objectives, benchmarks, time horizons, and fees, as the portfolio manager must allocate his or her time and investment ideas across multiple funds and accounts. The portfolio manager may execute transactions for another fund or account that may adversely impact the value of securities or instruments held by a fund, and which may include transactions that are directly contrary to the positions taken by a fund. For example, a portfolio manager may engage in short sales of securities or instruments for another account that are the same type of securities or instruments in which a fund it manages also invests. In such a case, the portfolio manager could be seen as harming the performance of the fund for the benefit of the account engaging in short sales if the short sales cause the market value of the securities or instruments to fall. Additionally, if a portfolio manager identifies a limited investment opportunity that may be suitable for more than one fund or other account, a fund may not be able to take full advantage of that opportunity. There may also be regulatory limitations that prevent a fund from participating in a transaction that another account or fund managed by the same portfolio manager will invest. For example, the Investment Company Act of 1940, as amended, prohibits the mutual funds from participating in certain transactions with certain of its affiliates and from participating in “joint” transactions alongside certain of its affiliates. The prohibition on “joint” transactions may limit the ability of the funds to participate alongside its affiliates in privately negotiated transactions unless the transaction is otherwise permitted under existing regulatory guidance and may reduce the amount of privately negotiated transactions that the funds may participate in. Further, NBIA may take an investment position or action for a fund or account that may be different from, inconsistent with, or have different rights than (e.g., voting rights, dividend or repayment priorities or other features that may conflict with one another), an action or position taken for one or more other funds or accounts, including a fund, having similar or different objectives. A conflict may also be created by investing in different parts of an issuer’s capital structure (e.g., equity or debt, or different positions in the debt structure). Those positions and actions may adversely impact, or in some instances benefit, one or more affected accounts, including the funds. Potential conflicts may also arise because portfolio decisions and related actions regarding a position held for a fund or another account may not be in the best interests of a position held by another fund or account having similar or different objectives. If one account were to buy or sell portfolio securities or instruments shortly before another account bought or sold the same securities or instruments, it could affect the price paid or received by the second account. Securities selected for funds or accounts other than a fund may outperform the securities selected for the fund. Finally, a conflict of interest may arise if NBIA and a portfolio manager have a financial incentive to favor one account over another, such as a performance-based management fee that applies to one account but not all funds or accounts for which the Portfolio Manager is responsible. In the ordinary course of operations certain businesses within NB will seek access to material non-public information. For instance, NBIA portfolio managers may obtain and utilize material non-public information in purchasing loans and other debt instruments and certain privately placed or restricted equity instruments. From time to time, NBIA portfolio managers will be offered the opportunity on behalf of applicable clients to participate on a creditors or other similar committee in connection with restructuring or other “work-out” activity, which participation could provide access to material non-public information. NB maintains procedures that address the process by which material non-public information may be acquired intentionally by NB. When considering whether to acquire material non-public information, NB will attempt to balance the interests of all clients, taking into consideration relevant factors, including the extent of the prohibition on trading that would occur, the size of NB’s existing position in the issuer, if any, and the value of the information as it relates to the investment decision-making process. The acquisition of material non-public information would likely give rise to a conflict of interest since NB may be prohibited from rendering investment advice to clients regarding the securities or instruments of such issuer and thereby potentially limiting the universe of securities or instruments that NB, including a fund, may purchase or potentially limiting the ability of NB, including a fund, to sell such securities or instruments. Similarly, where NB declines access to (or otherwise does not receive or share within NB) material non-public information regarding an issuer, the portfolio managers could potentially base investment decisions with respect to assets of such issuer solely on public information, thereby limiting the amount of information available to the portfolio managers in connection with such investment decisions. In determining whether or not to elect to receive material non-public information, NB will endeavor to act fairly to its clients as a whole. NB reserves the right to decline access to material non-public information, including declining to join a creditors or similar committee.

NBIA has adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

Security Ownership of Portfolio Managers for the Jackson Credit Opportunities Fund as of March 31, 2025

Security Ownership of Portfolio Managers	None	$1- $10,000	$10,001- $50,000	$50,001- $100,000	$100,001- $500,000	$500,001- $1,000,000	Over $1,000,000
Ashok Bhatia, CFA	X
David Brown, CFA	X
Adam Grotzinger, CFA	X
David Kupperman, PhD	X
Joe Lynch	X
Louay Mikdashi	X

PORTFOLIO Transactions and Brokerage ALLOCATION

The Adviser and the Sub-Adviser will each seek best execution for securities transactions executed on the Fund’s behalf, so that the Fund’s total cost or proceeds in each transaction is the most favorable under the circumstances. In selecting broker-dealers through which to effect transactions, the Adviser and the Sub-Adviser consider a number of factors described in its policy and procedures. The Adviser’s and the Sub-Adviser’s policies and procedures generally include as factors for consideration such matters as price, confidentiality, broker-dealer spread or commission (if any) the reliability, integrity and financial condition of the broker-dealer, size of the transaction and difficulty of execution. The Adviser’s and the Sub-Adviser’s selection of a broker-dealer based on one or more of these factors, either in terms of a particular transaction or the Adviser’s and the Sub-Adviser’s overall responsibilities with respect to the Fund and any other accounts managed by the Adviser or the Sub-Adviser, could result in the Fund paying a commission or spread on a transaction that is in excess of the amount of commission or spread another broker-dealer might have charged for executing the same transaction.

Under the terms of the Sub-Advisory Agreement, and subject to best execution, the Sub-Adviser also expressly is permitted to consider the value and quality of any “brokerage and research services” (as defined under Section 28(e) of the Securities Exchange Act of 1934, as amended, and typically referred to as “soft dollars”), including securities research, or statistical, quotation, or valuation services provided to the Sub-Adviser by the broker-dealer. In placing a purchase or sale order, a Sub-Adviser may use a broker-dealer whose commission for effecting the transaction is higher than that another broker-dealer might have charged for the same transaction, if the Sub-Adviser determines in good faith that the amount of the higher commission is reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either the particular transaction or the Sub-Adviser’s overall responsibilities with respect to the Fund and any other accounts managed by the Sub-Adviser. Research services provided by broker-dealers include advice, either directly or through publications or writings, as to the value of securities, the advisability of purchasing or selling securities, the availability of securities or purchasers or sellers of securities, and analyses and reports concerning issuers, industries, securities, economic factors and trends and portfolio strategy. The Sub-Adviser may use research services provided by broker-dealers through which the Sub-Adviser effects Fund transactions in serving any or all of its accounts, and the Sub-Adviser may not use all such services in connection with its’ services to the Fund.

With respect to Portfolio Funds, in most instances, the Fund will purchase interests in the Portfolio Fund directly from the Portfolio Fund, and such purchases by the Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Fund anticipates that some of its portfolio transactions (including investments in Portfolio Funds by the Fund) may be subject to expenses. To the extent Portfolio Funds incur transaction expenses, those expenses will be borne indirectly by the Fund.

During the fiscal year ended March 31, 2025, the Fund directed the following amounts of portfolio securities transactions, and commissions paid thereon, to broker-dealers which may have provided research services to the Fund’s Sub-Adviser.

Estimated Gross Dollar Value of Purchases/Sales Directed to Broker/Dealers Providing Research And Brokerage Services As Defined by Section 28(E) Of The Securities Exchange Act of 1934	Estimated Commissions on Purchases/Sales Directed to Broker/Dealers Providing Research and Brokerage Services as Defined by Section 28(E) Of The Securities Exchange Act of 1934.
$68,178,540	$58,201

The estimates above are based upon custody data provided to Capital Institutional Services, Inc., a third-party transaction cost analysis provider, using the following methodology: Total commissions minus transactions executed at discounted rates and/or directed to the funds’ commission recapture program equals total research commissions. U.S. dollar (“USD”) transactions executed at commission rates below $0.02 per share, non-USD developed market transactions executed at 8 basis points and below, and non-USD emerging market transactions executed at 12 basis points and below are considered to be executed at discounted rates. For example, commission paid on USD transactions at rates at or above $0.02 per share and not directed for commission recapture are assumed to be paid to brokers that provide research and brokerage services within the scope of Section 28(e) of the Securities and Exchange Act of 1934. Commissions paid on fixed price offerings and transactions in futures and options are not included in this analysis.

During the past two fiscal years, the Fund paid the following amounts in brokerage commissions for portfolio transactions:

Fund	March 31, 2025	March 31, 2024
Jackson Credit Opportunities Fund	$86,325	$37,641

Differences in the amount of brokerage commissions paid by the Fund during the Fund’s most recent fiscal year (as disclosed in the table above) could be the result of (i) active trading strategies employed by the Sub-Adviser when responding to changes in market conditions; (ii) management of cash flows into and out of a Fund as a result of shareholder purchases and redemptions; (iii) rebalancing portfolios to reflect the results of the Sub-Adviser’s portfolio management models; (iv) changes in commission rates in the relevant markets; or (v) a material increase in a Fund’s asset size. Changes in the amount of brokerage commissions paid by a Fund do not reflect material changes in the Fund’s investment objective or strategies.

As of March 31, 2025, the Fund owned securities of one of the Fund’s regular broker-dealers, or a publicly traded parent company of such broker-dealer:

Fund	Broker-Dealer	Value Of Securities Owned (In Thousands)
Jackson Credit Opportunities Fund	Goldman Sachs & Co. J.P. Morgan Morgan Stanley & Co., Inc.	$760 $772 $1,246

administrator

JNAM, 1 Corporate Way, Lansing, Michigan 48951, provides or procures, at its own expense, certain legal, audit, fund accounting, custody (except overdraft and interest expense), transfer agent, printing and mailing, and other administrative services necessary for the operation of the Fund pursuant to an Administration Agreement between the Fund and the Administrator (the “Administration Agreement”). In addition, JNAM, in its capacity as administrator also pays a portion of the costs of JNAM’s Chief Compliance Officer. The Fund pays the Administrator a fee of 0.25%. The fees are accrued daily and paid monthly by the Fund and the administrative fees are based on the average daily net assets for the prior month.

The Fund is responsible for trading expenses including brokerage commissions, interest and taxes, and other non-operating expenses. The Fund is also responsible for nonrecurring and extraordinary expenses, interest expenses, licensing costs, directors and officers insurance, anti-money laundering service fees, costs related to the Fund’s short sales on equity securities, legal fees associated with Fund litigation, expenses related to the Fund’s Chief Compliance Officer, and the fees and expenses of the Trustees and of independent legal counsel to the Independent Trustees.

The Administrator administers the Fund’s operations in such manner and to such extent as may be authorized by the Board. Administration services include, but are not limited to: (1) furnishing such office space, office equipment and office facilities as are adequate for the Fund’s needs; (2) providing, without remuneration from or other cost to the Fund, the services of individuals competent to perform all of the Fund’s executive, administrative and clerical functions that are not performed by employees or other agents engaged by the Fund or by the Administrator acting in some other capacity pursuant to a separate agreement or arrangement with the Fund; (3) assisting the Fund in selecting and coordinating the activities of the other agents engaged by the Fund, including the Fund’s custodian, independent auditors and legal counsel; (4) ensuring that all financial, accounting and other records required to be maintained and preserved by the Fund are maintained and preserved by it or on its behalf in accordance with applicable laws and regulations; (5) preparing, coordinating and finalizing all periodic reports by the Fund to shareholders of the Fund and all reports and filings required to maintain the registration and qualification of the Fund and the Fund’s shares, including the continuous public sale of shares of the Fund, or to meet other regulatory or tax requirements applicable to the Fund, under federal and state securities and tax laws; and (6) incurring all fees, costs and expenses, direct or indirect (without any recourse to the Fund) associated with any conversions from a regulated investment company to a partnership.

Administration Agreement continues in effect, unless earlier terminated by the Fund or the Administrator, through September 30, 2025. Thereafter, unless otherwise terminated, the Administration Agreement will continue from year to year through September 30 of each successive year, provided that such continuation is specifically approved at least annually (i) by the Trustees by vote cast in person at a meeting called for the purpose of voting on such renewal, or by the vote of a majority of the outstanding voting securities of the Fund with respect to which renewal is to be effected, and (ii) by a majority of the Independent Trustees by a vote cast in person at a meeting called for the purpose of voting on such renewal. Either party may terminate the Administration Agreement with or without cause, without the payment of any penalty, by giving the other party 60 days’ prior written notice, provided that such action shall have been authorized (i) by resolution of the Trustees, including the vote or written consent of the Independent Trustees, or (ii) by vote of a majority of the outstanding voting securities of the Fund.

Under the Administration Agreement, the Administrator is liable for any damages resulting from the negligence or misconduct of the Administrator or its employees, agents or contractors as a result of the actions or omissions by the Administrator of its obligations and duties under the agreement.

Transfer Agent

UMB Fund Services, Inc. (the “Transfer Agent”) provides transfer agency services to the Fund. Fees and expenses of the Transfer Agent are paid by the Administrator.

Independent registered public accounting firm; legal counsel

Independent Registered Public Accounting Firm. The Board has appointed KPMG LLP as the Fund’s independent registered public accounting firm. KPMG LLP, located at 200 E. Randolph Street, Chicago, Illinois 60601, will audit and report on the Fund’s annual financial statements and will perform other professional accounting, auditing, tax and advisory services when engaged to do so by the Fund.

Legal Counsel. Ropes & Gray LLP, located at 191 N. Wacker Dr., 32nd Floor, Chicago, Illinois 60606, serves as counsel to the Fund and the Independent Trustees of the Fund.

Custodian AND DIVIDEND DISBURSEMENT AGENT

State Street Bank and Trust Company (“State Street” or “Custodian”), located at State Street Financial Center, 1200 Crown Colony Drive, Quincy, Massachusetts 02169, serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian.

CALCULATION OF NET ASSET VALUE; Valuation

The price of the Fund’s shares is based on its NAV. The NAV of the Fund’s shares is generally determined by the Adviser once each day on which the New York Stock Exchange (“NYSE”) is open (a “Business Day”) at the close of the regular trading session of the NYSE (normally 4:00 p.m. Eastern Time, Monday through Friday). However, consistent with legal requirements, calculation of the Fund’s NAV may be suspended on days determined by the Board during times of NYSE market closure, which may include times during which the SEC issues policies or protocols associated with such closure pursuant to Section 22(e) of the 1940 Act. The NAV per share of the Fund is calculated by adding the value of all securities and other assets of the Fund, deducting its liabilities, and dividing by the number of shares outstanding. To the extent circumstances prevent the use of the primary calculation methodology previously described, the Adviser may use alternative methods to calculate the NAV. Generally, the value of exchange-listed or exchange-traded securities is based on their respective market prices, and fixed income securities are valued based on prices provided by an independent pricing service.

Domestic fixed-income and foreign securities are normally priced using data reflecting the closing of the principal markets or market participants for those securities, which may be earlier than the NYSE close. Information that becomes known to the Fund or its agents after the NAV has been calculated on a particular day will not normally be used to retroactively adjust the price of a security or the NAV determined earlier that day.

The Board, on behalf of the Fund, has designated to the Adviser the responsibility for carrying out certain functions relating to the valuation of portfolio securities for the purpose of determining the NAV of the Fund. Further, the Board has designated JNAM as the Valuation Designee. As the Valuation Designee, the Adviser has established a valuation committee and adopted procedures and guidelines pursuant to which the Adviser determines the “fair value” of a security for which market quotations are not readily available or are determined to be not reflective of market value. Under these procedures, the “fair value” of a security generally will be the amount, determined by the Adviser in good faith, that the owner of such security might reasonably expect to receive upon its current sale.

The Adviser has established a valuation committee to review fair value determinations pursuant to the Fund’s “Valuation Policies and Procedures” and “Valuation Guidelines.” The valuation committee will also review the value of restricted securities, securities and assets for which a current market price is not readily available, and securities and assets for which there is reason to believe that the most recent market price is not reflective of the market value (e.g. disorderly market transactions). In the event that the NYSE is closed unexpectedly or opens for trading but closes earlier than scheduled, the valuation committee will evaluate if trading activity on other U.S. exchanges and markets for equity securities is considered reflective of normal market activity. To the extent an NYSE closure is determined to be accompanied by a disruption of normal market activity, the valuation committee may utilize the time the NYSE closed for purposes of measuring and calculating the Fund’s NAV. To the extent an NYSE closure is determined to not have resulted in a disruption of normal market activity, the valuation committee may utilize the time the NYSE was scheduled to close for purposes of measuring and calculating the Fund’s NAV.

The Fund values investments in Private Funds, as defined in the Fund’s Prospectus, and private debt instruments pursuant to its “Valuation Policies and Procedures” and “Valuation Guidelines.”

With respect to the Fund’s investments in Private Funds, those investments are generally valued using the quarterly (or more frequent) NAV provided by the Private Funds (the “practical expedient”) to determine the fair value of such interests. The Valuation Designee will review the practical expedient and determine reasonableness based on its knowledge of current market conditions and the individual characteristics of the applicable Private Fund. In circumstances where the Fund’s valuation date is in between a date in which a Private Fund reports its NAV or such NAV is otherwise unavailable, the Valuation Designee shall consider whether an adjustment to the most recent NAV per share is appropriate, considering the practical expedient and adjusting in good faith based on factors the Valuation Designee deems appropriate, such as adjusting the NAV based on a proxy or investment model that is correlated to the underlying investment return.

With respect to the Fund’s private debt investments, there is no single standard for determining the fair value of a private debt security and the Valuation Designee may consider one or more factors in determining a security’s fair value. These factors generally include, but are not limited to, fundamental analytical data relating to the investment, the nature and duration of any restrictions on disposition of the securities, and an evaluation of the forces that influence the market in which the securities are purchased or sold.

The Fund may invest in securities primarily listed on foreign exchanges and that trade on days when the Fund does not price its shares. As a result, the Fund’s NAV may change on days when shareholders are not able to purchase the Fund’s shares or have their shares repurchased by the Fund.

Fair value is determined in good faith for fixed-income and equity securities which are not publicly traded or for which market prices are not readily available (unquoted investments). In determining the fair values of these investments, the Valuation Committee typically applies widely recognized market and income valuation methodologies including, but not limited to, earnings and multiple analysis, discounted cash flow method and third-party valuations.

Because the calculation of the Fund’s NAV does not take place contemporaneously with the determination of the closing prices of the majority of foreign portfolio securities used in the calculation, there exists a risk that the value of foreign portfolio securities will change after the close of the exchange on which they are traded, but before calculation of the Fund’s NAV (“time-zone arbitrage”). Accordingly, the Fund’s procedures for valuing of portfolio securities also authorize the Adviser to determine the “fair value” of such foreign securities for purposes of calculating the Fund’s NAV. When fair valuing foreign equity securities, the Adviser adjusts the closing prices of foreign portfolio equity securities based upon pricing models provided by an independent pricing service in order to reflect the “fair value” of such securities for purposes of determining the Fund’s NAV. Foreign equity securities traded in North America and South America may be fair valued utilizing international adjustment factors in response to local market holidays, exchange closures, or other events as deemed necessary in order to reflect the “fair value” of such securities for purposes of determining the Fund’s NAV. These procedures seek to minimize the opportunities for “time zone arbitrage” in the Fund that invest all or substantial portions of its assets in foreign securities, thereby seeking to make the Fund significantly less attractive to “market timers” and other investors who might seek to profit from time zone arbitrage and seeking to reduce the potential for harm to other Fund investors resulting from such practices. However, these procedures may not completely eliminate opportunities for time zone arbitrage because it is not possible to predict in all circumstances whether post-closing events will have a significant impact on securities prices.

The Adviser will “fair value” securities held by the Fund if it determines that a “significant event” has occurred. Under the Fund’s valuation procedures, a “significant event” affecting a single issuer might include, but is not limited to, an announcement by the issuer, a competitor, a creditor, a major holder of the issuer’s securities, a major customer or supplier, or a governmental, regulatory or self-regulatory authority relating to the issuer, the issuer’s products or services, or the issuer’s securities, and a “significant event” affecting multiple issuers might include, but is not limited to, a substantial price movement in other securities markets, an announcement by a governmental, regulatory or self-regulatory authority relating to securities markets, political or economic matters, or monetary or credit policies, a natural disaster such as an earthquake, flood or storm, or the outbreak of civil strife or military hostilities.

TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax consequences applicable to the Fund and to an investment in Shares by a Shareholder. This summary does not discuss all of the tax consequences that may be relevant to a particular investor, including an investor who holds Shares as part of a hedging, straddle, conversion, constructive sale or other integrated transaction, or to certain investors (e.g., investors subject to the alternative minimum tax, tax-exempt organizations, dealers in securities, pension plans and trusts, financial institutions, certain foreign investors and insurance companies) subject to special treatment under U.S. federal income tax laws. In addition, this summary does not specifically address the special tax consequences that may be applicable to persons who hold interests in partnerships, grantor trusts and other pass-through entities that hold Shares. This summary assumes that investors hold Shares as capital assets (generally, property held for investment).

THIS SUMMARY IS NECESSARILY GENERAL, AND EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSAL OF SHARES, INCLUDING APPLICABLE TAX REPORTING REQUIREMENTS.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”) as in effect on the date of this SAI, the Treasury Regulations, rulings of the U.S. Internal Revenue Service (the “IRS”), and court decisions in existence on the date hereof, all of which are subject to change, possibly with retroactive effect. The Fund has not sought a ruling from the IRS or any other federal, state or local agency, or opinion of counsel, with respect to any of the tax issues affecting the Fund. This summary does not discuss any aspects of the U.S. federal estate or gift tax or any state or local or non-U.S. tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership with respect to the Shares generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships considering an acquisition of Shares should consult their tax advisers with respect to the partnership’s purchase, ownership and disposition of Shares.

Taxation of the Fund. The Fund has elected to be treated and intends to qualify as and to be treated each year as a regulated investment company under Subchapter M of the Code. In order to qualify for the special tax treatment accorded to regulated investment companies and their shareholders, the Fund must, among other things: (a) derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below); (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets consists of cash and cash items (including receivables), U.S. Government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, (x) in the securities (other than those of the U.S. government or other regulated investment companies) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below); and (c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax-exempt interest income for such year.

In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the regulated investment company. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for U.S. federal income tax purposes because they meet the passive income requirement under Code Section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a regulated investment company with respect to items attributable to an interest in a qualified publicly traded partnership.

For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the IRS with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above.

If the Fund qualifies as a regulated investment company that is accorded special tax treatment, the Fund will not be subject to U.S. federal income tax on income or gains distributed in a timely manner to shareholders in the form of dividends (including Capital Gain Dividends, as defined below). If the Fund were to fail to meet the income, diversification, or distribution tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions, or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or were otherwise to fail to qualify as a regulated investment company accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. Some portions of such distributions may be eligible for the dividends-received deduction in the case of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of the Fund’s Shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a regulated investment company that is accorded special tax treatment.

The Fund intends to distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), its net tax-exempt income (if any) and its net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards). Any taxable income including any net capital gain retained by the Fund will be subject to tax at the Fund level at regular corporate rates. In the case of net capital gain, the Fund is permitted to designate the retained amount as undistributed capital gain in a timely notice to its shareholders who would then, in turn, (i) be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of Shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

If at any time when preferred shares or other senior securities are outstanding and the Fund does not meet applicable asset coverage requirements, it will be required to suspend distributions to common shareholders until the requisite asset coverage is restored. Any such suspension may cause the Fund to pay a U.S. federal income and excise tax on undistributed income or gains and may, in certain circumstances, prevent the Fund from qualifying for treatment as a regulated investment company. The Fund may repurchase, prepay, or otherwise retire preferred shares or other senior securities, as applicable, in an effort to comply with the distribution requirement applicable to regulated investment companies.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund may carry net capital losses forward to one or more subsequent taxable years without expiration. The Fund must apply such carryforwards first against gains of the same character.

In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a regulated investment company generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.

If the Fund were to be subject to the excise requirements and were to fail to distribute in a calendar year at least an amount equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income recognized for the one-year period ending on October 31 of such year (or November 30 or December 31 of that year if the Fund is permitted to elect and so elects), plus any such amounts retained from the prior year, the Fund would be subject to a nondeductible 4% excise tax on the undistributed amounts. For purposes of the required excise tax distribution, a regulated investment company’s ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would otherwise be taken into account after October 31 (or November 30 of that year if the regulated investment company makes the election described above) generally are treated as arising on January 1 of the following calendar year; in the case of a regulated investment company with a December 31 year end that makes the election described above, no such gains or losses will be so treated. Also, for these purposes, the Fund will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to or will do so.

Fund Distributions. The Fund intends to declare income dividends daily and distribute them to common shareholders quarterly. Unless a shareholder elects otherwise, all distributions will be automatically reinvested in additional Shares of the Fund pursuant to the Fund’s dividend reinvestment plan. A shareholder whose distributions are reinvested in Shares under the dividend reinvestment plan will be treated for U.S. federal income tax purposes as having received an amount in distribution equal to the fair market value of the Shares issued to the shareholder, which amount will also be equal to the net asset value of such shares. For U.S. federal income tax purposes, all distributions are generally taxable in the manner described below, whether a shareholder takes them in cash or they are reinvested pursuant to the dividend reinvestment plan in additional shares of the Fund.

Fund distributions generally will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. See the discussion below regarding distributions declared in October, November or December for further information. Distributions received by tax-exempt shareholders generally will not be subject to U.S. federal income tax to the extent permitted under applicable tax law.

For U.S. federal income tax purposes, distributions of investment income are generally taxable as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned (or is deemed to have owned) the investments that generated the gains, rather than how long a shareholder has owned his or her Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss in respect of such investments. Distributions of net capital gain that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates relative to ordinary income. The IRS and the Department of the Treasury have issued regulations that impose special rules in respect of Capital Gain Dividends received through partnership interests constituting “applicable partnership interests” under Section 1061 of the Code. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income. Distributions of investment income reported by the Fund as derived from “qualified dividend income” will be taxed in the hands of individuals at the rates applicable to net capital gain, provided holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be derived from qualified dividend income.

In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the dividends-received deduction generally available to corporations only to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year if certain holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be eligible for the dividends-received deduction.

Any distribution of income that is attributable to (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to non-corporate shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.

The IRS currently requires a regulated investment company that the IRS recognizes as having two or more “classes” of stock for U.S. federal income tax purposes to allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends distributed to each class for the tax year. Accordingly, if the Fund issues one or more series of preferred shares, the Fund will allocate Capital Gain Dividends for each tax year between and among its Shares and each such series of its preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Dividends qualifying for the dividends-received deduction or as qualified dividend income will be allocated between and among Shares and each such series of preferred shares separately from dividends that do not so qualify, in each case in proportion to the total dividends paid to each share class for the Fund’s tax year.

The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains as described above, and (ii) any net gain from the sale, exchange or other taxable disposition of Fund shares. Common shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.

If, in and with respect to any taxable year, the Fund makes a distribution in excess of its current and accumulated “earnings and profits,” the excess distribution will be treated as a return of capital to the extent of a shareholder’s tax basis in his or her Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s basis in his or her shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of such shares. If the Fund issues one or more series of preferred shares, where one or more such distributions occur in and with respect to any taxable year of the Fund, the available earnings and profits will be allocated first to the distributions made to the holders of such preferred shares, and only thereafter to distributions made to holders of Shares. In such case, the holders of preferred shares will receive a disproportionate share of the distributions, if any, treated as dividends, and the holders of the Shares will receive a disproportionate share of the distributions, if any, treated as a return of capital.

A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

As required by federal law, detailed federal tax information with respect to each calendar year will be furnished to shareholders early in the succeeding year.

Distributions on Shares are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of Shares purchased at a time when the Fund’s net asset value reflects unrealized gains or income or gains that are realized but not yet distributed. Such realized income and gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses.

If the Fund holds, directly or indirectly, one or more “tax credit bonds” issued prior to January 1, 2018, such as Build America Bonds issued before January 1, 2011, on one or more applicable dates during a taxable year, it is possible that the Fund will elect to permit its shareholders to claim a tax credit on their income tax returns equal to each shareholder’s proportionate share of tax credits from the applicable bonds that otherwise would be allowed to the Fund. In such a case, a shareholder will be deemed to receive a distribution of money with respect to its Fund shares equal to the shareholder’s proportionate share of the amount of such credits and be allowed a credit against the shareholder’s U.S. federal income tax liability equal to the amount of such deemed distribution, subject to certain limitations imposed by the Code on the credits involved. Even if the Fund is eligible to pass through tax credits to shareholders, the Fund may choose not to do so.

The Fund will not be considered to be a “publicly offered” regulated investment company if it does not have at least 500 shareholders at all times during a taxable year and its shares are not treated as continuously offered pursuant to a public offering. It is possible that the Fund will not be treated as a “publicly offered” regulated investment company for one or more of its taxable years. Very generally, pursuant to Treasury Department regulations, expenses of a regulated investment company that is not “publicly offered,” except those specific to its status as a regulated investment company or separate entity (e.g., registration fees or transfer agency fees), are subject to special “pass-through” rules. These expenses (which include direct and certain indirect advisory fees) are treated as additional dividends to certain Fund shareholders (generally including other regulated investment companies that are not “publicly offered,” individuals and entities that compute their taxable income in the same manner as an individual), and, other than in the case of a shareholder that is a regulated investment company that is not “publicly offered,” are not deductible by those shareholders under current law.

Sales, Exchanges or Repurchases of Shares. The sale, exchange or repurchase of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of Fund shares treated as a sale or exchange for U.S. federal income tax purposes will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, such gain or loss on the taxable disposition of Fund shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Fund shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received (or deemed received) by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed under the Code’s “wash sale” rule if other substantially identical shares of the Fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

A repurchase by the Fund of a Shareholder’s shares pursuant to a repurchase offer generally will be treated as a sale or exchange of the shares by a Shareholder provided that either (i) the Shareholder tenders, and the Fund repurchases, all of such Shareholder’s shares, thereby reducing the Shareholder’s percentage ownership of the Fund, whether directly or by attribution under Section 318 of the Code, to 0%, (ii) the Shareholder meets numerical safe harbors under the Code with respect to percentage voting interest and reduction in ownership of the Fund following completion of the repurchase offer, or (iii) the repurchase offer otherwise results in a “meaningful reduction” of the Shareholder’s ownership percentage interest in the Fund, which determination depends on a particular Shareholder’s facts and circumstances.

If a tendering Shareholder’s proportionate ownership of the Fund (determined after applying the ownership attribution rules under Section 318 of the Code) is not reduced to the extent required under the tests described above, such Shareholder will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the shares held (or deemed held under Section 318 of the Code) by the Shareholder after the repurchase offer (a “Section 301 distribution”). The amount of this distribution will equal the price paid by the Fund to such Shareholder for the shares sold, and will be taxable as a dividend, i.e., as ordinary income, to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Shareholder’s tax basis in the shares held after the repurchase offer, and thereafter as capital gain. Any Fund shares held by a shareholder after a repurchase offer will be subject to basis adjustments in accordance with the provisions of the Code.

Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of selling shares pursuant to a particular repurchase offer, Shareholders who do not sell shares pursuant to that repurchase offer will not realize constructive distributions on their shares as a result of other Shareholders selling shares in the repurchase offer. In the event that any tendering Shareholder is deemed to receive a Section 301 distribution, it is possible that Shareholders whose proportionate ownership of the Fund increases as a result of that repurchase offer, including Shareholders who do not tender any shares, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount equal to the increase in their percentage ownership of the Fund as a result of the repurchase offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it.

Use of the Fund’s cash to repurchase shares may adversely affect the Fund’s ability to satisfy the distribution requirements for treatment as a regulated investment company described above. The Fund may also recognize income in connection with the sale of portfolio securities to fund share purchases, in which case the Fund would take any such income into account in determining whether such distribution requirements have been satisfied.

The foregoing discussion does not address the tax treatment of tendering Shareholders who do not hold their shares as a capital asset. Such Shareholders should consult their own tax advisors on the specific tax consequences to them of participating or not participating in the repurchase offer.

Issuer Deductibility of Interest. A portion of the interest paid or accrued on certain high yield discount obligations owned by the Fund may not, and interest paid on debt obligations, if any, that are considered for tax purposes to be payable in the equity of the issuer or a related party will not be deductible to the issuer. This may affect the cash flow of the issuer. If a portion of the interest paid or accrued on certain high yield discount obligations is not deductible, that portion will be treated as a dividend paid by the issuer for purposes of the corporate dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such accrued interest.

Original Issue Discount, Payment-in-Kind Securities, Market Discount, Preferred Securities and Commodity-Linked Notes. Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in the Fund’s income and required to be distributed over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. Increases in the principal amount of an inflation-indexed bond will generally be treated as OID.

Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount on such debt obligation in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. If the Fund makes the election referred to in the preceding sentence, then the rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects. The Fund reserves the right to revoke such an election at any time pursuant to applicable IRS procedures. In the case of higher-risk securities, the amount of market discount may be unclear. See “Tax Considerations - Higher-Risk Securities.”

From time to time, a substantial portion of the Fund’s investments in loans and other debt obligations could be treated as having OID and/or market discount, which, in some cases could be significant. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold.

A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such OID.

Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). The Fund will be required to include the OID or acquisition discount in income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. The rate at which OID or acquisition discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

Some preferred securities may include provisions that permit the issuer, at its discretion, to defer the payment of distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring the payment of its distributions, the Fund may be required to report income for U.S. federal income tax purposes to the extent of any such deferred distributions even though the Fund has not yet actually received the cash distribution.

In addition, pay-in-kind obligations will, and commodity-linked notes may, give rise to income which is required to be distributed and is taxable even though the Fund receives no interest payment in cash on the security during the year.

If the Fund holds the foregoing kinds of obligations, or other obligations subject to special rules under the Code, the Fund may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by disposition of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such dispositions. In the event the Fund realizes net capital gains from such transactions, its Shareholders may receive a larger capital gain distribution than they might otherwise receive in the absence of such transactions.

Higher-Risk Securities. The Fund may invest in debt obligations that are in the lowest rating categories or are unrated, including debt obligations of issuers not currently paying interest or who are in default. Investments in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on such a debt obligation, when the Fund may cease to accrue interest, OID or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and does not become subject to federal income or excise tax.

Catastrophe Bonds. The proper tax treatment of income or loss realized by the retirement or sale of certain catastrophe bonds is unclear. The Fund will report such income or loss as capital or ordinary income or loss in a manner consistent with any IRS position on the subject following the publication of such a position.

Passive Foreign Investment Companies. Equity investments by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC. This tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to avoid the imposition of that tax. For example, the Fund may elect to treat a PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund will be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company. Under final Treasury regulations, any such income or net capital gain of the PFIC that is required to be included in the Fund’s gross income would be qualifying income to the extent it is either (i) timely and currently repatriated or (ii) derived with respect to the Fund’s business of investing in stock, securities or currencies. The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to sell other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return. Because it is not always possible to identify a foreign corporation as a PFIC, the Fund may incur the tax and interest charges described above in some instances. Dividends paid by PFICs will not be eligible to be treated as “qualified dividend income.”

Municipal Bonds. The interest on municipal bonds is generally exempt from U.S. federal income tax. The Fund does not expect to invest 50% or more of its assets in municipal bonds on which the interest is exempt from U.S. federal income tax, or in interests in other regulated investment companies. As a result, it does not expect to be eligible to pay “exempt-interest dividends” to its shareholders under the applicable tax rules. As a result, interest on municipal bonds is taxable to shareholders of the Fund when received as a distribution from the Fund. In addition, gains realized by the Fund on the sale or exchange of municipal bonds are taxable to shareholders of the Fund when distributed to them.

Certain Investments in REITs. Any investment by the Fund in equity securities of REITs may result in the Fund’s receipt of cash in excess of the REIT’s earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to Fund Shareholders for U.S. federal income tax purposes. Investments in REIT equity securities also may require the Fund to accrue and to distribute income not yet received. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. Dividends received by the Fund from a REIT generally will not constitute qualified dividend income.

Distributions by the Fund to its Shareholders that the Fund properly reports as “section 199A dividends,” as defined and subject to certain conditions described below, are treated as qualified REIT dividends in the hands of non-corporate Shareholders. Non-corporate Shareholders are permitted a federal income tax deduction equal to 20% of qualified REIT dividends received by them, subject to certain limitations. Very generally, a “section 199A dividend” is any dividend or portion thereof that is attributable to certain dividends received by a RIC from REITs, to the extent such dividends are properly reported as such by the RIC in a written notice to its shareholders. A section 199A dividend is treated as a qualified REIT dividend only if the shareholder receiving such dividend holds the dividend-paying RIC shares for at least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend, and is not under an obligation to make related payments with respect to a position in substantially similar or related property. The Fund is permitted to report such part of its dividends as section 199A dividends as are eligible, but is not required to do so.

Foreign Currency Transactions. The Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions and may accelerate Fund distributions to shareholders and increase the distributions taxed to Shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.

Options, Futures, and Forward Contracts, Swap Agreements, and other Derivatives. In general, option premiums received by the Fund are not immediately included in the income of the Fund. Instead, the premiums are recognized when the option contract expires, the option is exercised by the holder, or the Fund transfers or otherwise terminates the option (e.g., through a closing transaction). If a call option written by the Fund is exercised and the Fund sells or delivers the underlying stock, the Fund generally will recognize capital gain or loss equal to (a) the sum of the strike price and the option premium received by the Fund minus (b) the Fund’s basis in the stock. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying stock. If securities are purchased by the Fund pursuant to the exercise of a put option written by it, the Fund will generally subtract the premium received for purposes of computing its cost basis in the stock purchased. Gain or loss arising in respect of a termination of the Fund’s obligation under an option other than through the exercise of the option will be short-term capital gain or loss depending on whether the premium income received by the Fund is greater or less than the amount paid by the Fund (if any) in terminating the transaction. Thus, for example, if an option written by the Fund expires unexercised, the Fund generally will recognize short-term capital gain equal to the premium received.

The Fund’s options activities may include transactions constituting straddles for U.S. federal income tax purposes, that is, that trigger the U.S. federal income tax straddle rules contained primarily in Section 1092 of the Code. Such straddles include, for example, positions in a particular security, or an index of securities, and one or more options that offset the former position, including options that are “covered” by the Fund’s long position in the subject security. Very generally, where applicable, Section 1092 requires (i) that losses be deferred on positions deemed to be offsetting positions with respect to “substantially similar or related property” to the extent of unrealized gain in the latter, and (ii) that the holding period of such a straddle position that has not already been held for the long-term holding period be terminated and begin anew once the position is no longer part of a straddle. Options on single stocks that are not “deep in the money” may constitute qualified covered calls, which generally are not subject to the straddle rules; the holding period on stock underlying qualified covered calls that are “in the money” although not “deep in the money” will be suspended during the period that such calls are outstanding. Thus, the straddle rules and the rules governing qualified covered calls could cause gains that would otherwise constitute long-term capital gains to be treated as short-term capital gains, and distributions that would otherwise constitute “qualified dividend income” or qualify for the dividends-received deduction to fail to satisfy the holding period requirements and therefore to be taxed as ordinary income or to fail to qualify for the dividends-received deduction, as the case may be.

The tax treatment of certain positions entered into by the Fund, including regulated futures contracts, certain foreign currency positions and certain listed non-equity options, will be governed by section 1256 of the Code (“section 1256 contracts”). Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, section 1256 contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked to market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.

Derivatives, Hedging, and Other Transactions. In addition to the special rules described above in respect of futures and options transactions, the Fund’s transactions in other derivatives instruments (e.g., forward contracts and swap agreements), as well as any of its hedging, short sale, securities loan or similar transactions may be subject to one or more special tax rules (e.g., notional principal contract, straddle, constructive sale, wash sale and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term or long-term. These rules could, therefore, affect the amount, timing and/or character of distributions to Shareholders.

Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a regulated investment company and avoid a Fund-level tax.

Commodities and Commodity-Linked Instruments. The Fund’s investments in commodities and commodity-linked instruments, if any, will potentially be limited by the Fund’s intention to qualify as a regulated investment company, and will potentially limit the Fund’s ability to so qualify. Income and gains from commodities and certain commodity-linked instruments do not constitute qualifying income to a regulated investment company for purposes of the 90% gross income test described above. In addition, the tax treatment of some other commodity-linked instruments in which the Fund might invest is not certain, in particular with respect to whether income or gains from such instruments constitute qualifying income to a regulated investment company. If the Fund were to treat income or gain from a particular instrument as qualifying income and the income or gain were later determined not to constitute qualifying income, and, together with any other nonqualifying income, caused the Fund’s nonqualifying income to exceed 10% of its gross income in any taxable year, the Fund would fail to qualify as a regulated investment company unless it is eligible to and does pay a tax at the Fund level.

Book-Tax Difference. Certain of the Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and the sum of its taxable income and net tax-exempt income (if any). If such a difference arises, and the Fund’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the Fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income, the distribution (if any) of such excess generally will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (iii) thereafter as gain from the sale or exchange of a capital asset.

Short Sales. If the Fund participates in a short sale and, on the date of such short sale, the Fund either (i) does not hold securities substantially identical to those sold short or (ii) has held such substantially identical securities for one year or less, the character of gain or loss realized on such a short sale generally will be short-term. If the Fund participates in a short sale and, on the date of such short sale, the Fund has held substantially identical securities for more than one year, the character of gain realized on such short sale will be determined by reference to the Fund’s holding period in the property actually used to close the short sale; the character of loss realized on such short sale generally will be long term, regardless of the holding period of the securities actually used to close such short sale. Because net short-term capital gain (after reduction by any long-term capital loss) is generally taxed at ordinary income rates, the Fund’s short sale transactions can increase the percentage of the Fund’s gains that are taxable to shareholders as ordinary income.

In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income and otherwise might not be required to file a U.S. federal income tax return, to file such a tax return and pay tax on such income, and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. A shareholder will be subject to U.S. federal income tax on such inclusions notwithstanding any exemption from such income tax otherwise available under the Code.

Tax-Exempt Shareholders. Income of a regulated investment company that would be UBTI if earned directly by a tax-exempt entity will not generally be attributed as UBTI to a tax-exempt shareholder of the regulated investment company. Notwithstanding this “blocking” effect, a tax-exempt shareholder could realize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Code Section 514(b). A tax-exempt shareholder may also recognize UBTI if the Fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in real estate mortgage investment conduits (“REMICs”) or equity interests in taxable mortgage pools (“TMPs”), if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund).

In addition, special tax consequences apply to charitable remainder trusts (“CRTs”) that invest in regulated investment companies that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. Under legislation enacted in December 2006, if a CRT, as defined in Section 664 of the Code, realizes any UBTI for a taxable year, a 100% excise tax is imposed on such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI solely as a result of investing in a regulated investment company that recognizes “excess inclusion income.” Rather, if at any time during any taxable year a CRT (or one of certain other tax-exempt shareholders, such as the United States, a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a share in a regulated investment company that recognizes “excess inclusion income,” then the regulated investment company will be subject to a tax on that portion of its “excess inclusion income” for the taxable year that is allocable to such shareholders at the highest federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the 1940 Act, the Fund may elect to specially allocate any such tax to the applicable CRT, or other shareholder, and thus reduce such shareholder’s distributions for the year by the amount of the tax that relates to such shareholder’s interest in the Fund. CRTs and other tax-exempt shareholders are urged to consult their tax advisors concerning the consequences of investing in the Fund.

Non-U.S. Shareholders. Distributions by the Fund to shareholders that are not “United States persons” within the meaning of the Code (“foreign shareholders”) properly reported by the Fund as (1) Capital Gain Dividends, (2) short-term capital gain dividends, or (3) interest-related dividends, each as defined and subject to certain conditions described below generally are not subject to withholding of U.S. federal income tax.

In general, the Code defines (1) “short-term capital gain dividends” as distributions of net short-term capital gains in excess of net long-term capital losses and (2) “interest-related dividends” as distributions from U.S. source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, in each case to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders. The exceptions to withholding for Capital Gain Dividends and short-term capital gain dividends do not apply to (A) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution and (B) distributions attributable to gain that is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States under special rules regarding the disposition of “U.S. real property interests” (“USRPIs”) as described below. The exception to withholding for interest-related dividends does not apply to distributions to a foreign shareholder (A) that has not provided a satisfactory statement that the beneficial owner is not a United States person, (B) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (C) that is within certain foreign countries that have inadequate information exchange with the United States, or (D) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation. If the Fund invests in a regulated investment company that pays such distributions to the Fund, such distributions retain their character as not subject to withholding if properly reported when paid by the Fund to foreign shareholders.

The Fund is permitted to report such part of its dividends as interest-related or short-term capital gain dividends as are eligible, but is not required to do so. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders.

Foreign shareholders should contact their intermediaries regarding the application of withholding rules to their accounts.

Distributions by the Fund to foreign shareholders other than Capital Gain Dividends, short-term capital gain dividends, and interest-related dividends (e.g., dividends attributable to dividend and foreign-source interest income or to short-term capital gains or U.S. source interest income to which the exception from withholding described above does not apply) are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate). Legislation has been proposed that would significantly increase this rate for tax residents of certain countries. Legislation has been proposed that would significantly increase this rate for tax residents of certain countries.

A foreign shareholder is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund unless (i) such gain is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States, (ii) in the case of a foreign shareholder that is an individual, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of USRPIs apply to the foreign shareholder’s sale of shares of the Fund (as described below).

Foreign shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisors.

Special rules would apply if the Fund were a qualified investment entity (“QIE”) because it is either a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition thereof. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. USRPIs are generally defined as any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or, very generally, an entity that has been a USRPHC in the last five years. A regulated investment company that holds, directly or indirectly, significant interests in REITs may be a USRPHC. Interests in domestically controlled QIEs, including REITs and regulated investment companies that are QIEs, not greater-than-10% interests in publicly traded classes of stock in REITs and notgreater-than-5% interests in publicly traded classes of stock in regulated investment companies generally are not USRPIs, but these exceptions do not apply for purposes of determining whether the Fund is a QIE.

If an interest in the Fund were a USRPI, the Fund would be required to withhold U.S. tax on the proceeds of a share redemption by a greater-than-5% foreign shareholder or any foreign shareholder if shares of the Fund are not considered regularly traded on an established securities market, in which case such foreign shareholder generally would also be required to file a U.S. tax return and pay any additional taxes due in connection with the redemption. If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a foreign shareholder (including, in certain cases, distributions made by the Fund in the repurchase of its shares) attributable directly or indirectly to (i) distributions received by the Fund from a lower-tier regulated investment company or REIT that the Fund is required to treat as USRPI gain in its hands, or (ii) gains realized by the Fund on the disposition of USRPIs would retain their character as gains realized from USRPIs in the hands of the Fund’s foreign shareholders, and would be subject to U.S. withholding tax. In addition, such distributions could result in the foreign shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a foreign shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the foreign shareholder’s current and past ownership of the Fund.

The Fund generally does not expect that it will be a QIE. Foreign shareholders should consult their tax advisers and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund.

Foreign shareholders also may be subject to “wash sale” rules to prevent the avoidance of the tax-filing and -payment obligations discussed above through the sale and repurchase of Fund shares.

In order for a foreign shareholder to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). Foreign shareholders should consult their tax advisors in this regard.

Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisers about their particular situation.

A foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal income tax referred to above.

A beneficial holder of shares who is a non-U.S. person may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal tax on income referred to above.

Backup Withholding. The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of taxable distributions and redemption proceeds paid to any individual shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

Tax Shelter Reporting Regulations. Under U.S. Treasury regulations, if a shareholder recognizes a loss of at least $2 million in any single taxable year or $4 million in any combination of taxable years for an individual shareholder or at least $10 million in any single taxable year or $20 million in any combination of taxable years for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Other Reporting and Withholding Requirements. Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on ordinary dividends it pays. The IRS and the Department of Treasury have issued proposed regulations providing that these withholding rules will not apply to the gross proceeds of share redemptions or Capital Gain Dividends the Fund pays. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., interest-related dividends).

Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s “foreign financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). Shareholders should consult a tax advisor, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.

Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.

Shares Purchased Through Tax-Qualified Plans. Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of the Fund as an investment through such plans and the precise effect of an investment on their particular tax situation.

Proxy Voting POLICIES AND PROCEDURES

The Board has approved the proxy voting policy and procedures of the Fund’s Adviser, pursuant to which the Board has delegated proxy voting responsibility to the Adviser, and pursuant to which the Adviser has delegated proxy voting responsibility to the Sub-Adviser, where applicable. The Sub-Adviser will vote such proxies in accordance with its proxy policies and procedures. A copy of the Sub-Adviser’s proxy policies and procedures is included as Appendix A to this SAI. The Board will periodically review the Fund’s proxy voting record.

The Fund is required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at 1-877-545-0041 or (ii) by visiting the SEC’s website at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of the Fund. A control person is a shareholder who owns, either directly or indirectly, more than 25% of the voting securities of the Fund or acknowledges the existence of control. A control person may be able to determine the outcome of any matter affecting and voted on by shareholders of the Fund.

As of June 30, 2025, the following persons beneficially owned 5% or more of the shares of the Fund:

Name and Address	Percentage of Shares Owned
JNL Moderate Growth Allocation Fund 1 Corporate Way Lansing, MI 48951	26.16%
JNL Moderate Allocation Fund 1 Corporate Way Lansing, MI 48951	16.79%
JNL Conservative Allocation Fund 1 Corporate Way Lansing, MI 48951	5.02%
JNL Growth Allocation Fund 1 Corporate Way Lansing, MI 48951	16.15%
JNL/JPMorgan Managed Growth Fund 1 Corporate Way Lansing, MI 48951	10.06%
JNL/JPMorgan Managed Aggressive Growth Fund 1 Corporate Way Lansing, MI 48951	5.37%
JNL/JPMorgan Managed Moderate Growth Fund 1 Corporate Way Lansing, MI 48951	12.38%
JNL/JPMorgan Managed Moderate Fund 1 Corporate Way Lansing, MI 48951	5.71%

As of June 30, 2025, the Trustees and officers did not own Shares of the Fund.

As of June 30, 2025, the Fund could be deemed to be under control of the Jackson National Life Insurance Company, which had voting authority with respect to 100% of the value of the outstanding interests in the Fund on such date. However, it is anticipated that the Adviser will no longer be a control person once its Class I Shares are sold to the public.

REGISTRATION STATEMENT

A Registration Statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC in Washington, D.C. The Fund’s Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Fund’s Prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC or on the SEC’s website at http://www.sec.gov.

Financial Statements

The Fund’s audited Financial Statements appearing in the Fund’s annual report for the period ended March 31, 2025, are incorporated by reference in this SAI and have been so incorporated in reliance upon the report of KPMG LLP, independent registered public accounting firm for the Fund, whose report can be found at https://www.sec.gov/Archives/edgar/data/1982467/000174177325002410/ncsr.htm.

The annual shareholder report is available upon request and without charge by writing to the Fund at the address and telephone number set forth on the front page of this SAI.

APPENDIX A — PROXY PROCEDURES

Proxy Voting Policies and Procedures

March 2024

I.	Introduction and General Principles
A.	Certain investment adviser subsidiaries of Neuberger Berman Group LLC ("NB") have been delegated the authority and responsibility to vote the proxies of their respective investment advisory clients and exercise such responsibility according to these policies and procedures.
B.	NB understands that proxy voting is an integral aspect of investment management. Accordingly, proxy voting must be conducted with the same degree of prudence and loyalty accorded any fiduciary or other obligation of an investment manager.
C.	NB believes that the following policies and procedures are reasonably expected to ensure that proxy matters are conducted in the best interest of clients, in accordance with NB's fiduciary duties, applicable rules under the Investment Advisers Act of 1940, fiduciary standards and responsibilities for ERISA clients set out in Department of Labor interpretations, the UK Stewardship Code, the Japan Stewardship Code and other applicable laws and regulations.
D.	In instances where NB does not have authority to vote client proxies, it is the responsibility of the client to instruct the relevant custody bank or banks to mail proxy material directly to such client.
E.	In all circumstances, NB will comply with specific client directions to vote proxies, whether or not such client directions specify voting proxies in a manner that is different from NB's proxy votes for other client accounts.
F.	NB will seek to vote all shares under its authority so long as that action is not in conflict with client instructions. There may be circumstances under which NB may abstain from voting a client proxy, such as when NB believes voting would not be in clients' best interests (e.g., not voting in countries with share blocking or meetings in which voting would entail additional costs). NB understands that it must weigh the costs and benefits of voting proxy proposals relating to foreign securities and make an informed decision with respect to whether voting a given proxy proposal is prudent and solely in the interests of the clients and, in the case of an ERISA client and other accounts and clients subject to similar local laws, a plan's participants and beneficiaries. NB's decision in such circumstances will take into account the effect that the proxy vote, either by itself or together with other votes, is expected to have on the value of the client's investment and whether this expected effect would outweigh the cost of voting.

II.	Responsibility and Oversight

A.        NB has designated a Governance & Proxy Committee (“Proxy Committee”) with the responsibility for:

(i)	developing, authorizing, implementing and updating NB’s policies and procedures;
(ii)	administering and overseeing the governance and proxy voting processes; and
(iii)	engaging and overseeing any third-party vendors as voting delegates to review, monitor and/or vote proxies.

NB, at the recommendation of the Proxy Committee, has retained Glass, Lewis & Co., LLC (“Glass Lewis”) as its proxy voting service provider.

B.	The Proxy Committee will meet as frequently and in such manner as necessary or appropriate to fulfill its responsibilities.

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Proxy Voting Policies and Procedures

C.	The members of the Proxy Committee will be appointed from time to time and will include the Chief Investment Officer (Equities), the Director of Global Equity Research, the Head of ESG & Impact Investing, and certain portfolio managers. A senior memberof the Legaland Compliance Department will advise the Proxy Committee and may vote as a full member of the Committee if a vote is needed to establish a quorum or in the event that a vote is needed to break a tie. The Director of Investment Stewardship serves in an advisory role to the Proxy Committee but may also vote as a full member of the Committeeif a vote is needed to establish a quorum or in the event that a vote is needed to break a tie. The Proxy Committee may also appoint substitute or additional members if needed to establish quorum in the absence of one or more members.
D.	In the event that one or more members of the Proxy Committee are not independent with respect to a particularmatter, the remaining members of the Proxy Committee shall constitute an ad hoc independent subcommittee of the Proxy Committee, which will have full authority to act upon such matter.

III.	Proxy Voting Guidelines
A.	The Proxy Committee developed the Governance and Proxy Voting Guidelines (“Voting Guidelines”) based on our Governance and Engagement Principles. These Guidelines are updated as appropriate and generally at least on an annual basis. With input from certain of our investment professionals, the modifications are intended to reflect emerging corporate governance issues and themes. The Proxy Committee recognizes that in certain circumstances it may be in the interests of our clients to deviate from our Voting Guidelines.
B.	Our views regarding corporate governance and engagement, and the related stewardship actions, are informed by our ESG Investing group, in consultation with professionals in the Legal & Compliance and Global Equity Research groups, among others. These insightful, experienced and dedicated groups enable us to think strategically about engagement and stewardship priorities.
C.	We believe NB’s Voting Guidelines generally represent the voting positions most likely to support our clients’ best economic interests across a range of sectors and contexts. These guidelines are not intended to constrain our consideration of the specific issues facing a particular company on a particular vote, and so there will be times when we deviate from the Voting Guidelines.
D.	In the event that a portfolio manager or other investment professional at Neuberger Berman believes that it is in the best interest of a client or clients to vote proxies other than as provided in NB’s Voting Guidelines, the portfolio manager or other investment professional will submit in writing to the Proxy Committee the basis for his or her recommendation. The Proxy Committee will review this recommendation in the context of the specific circumstances of the proxy vote being considered and with the intention of voting in the best interest of our clients.

IV.	Proxy Voting Procedures
A.	NB will vote client proxies in accordance with a client’s specific request even if it is in a manner inconsistent with NB’s proxy votes for other client accounts. Such specific requests should be made in writing by the individual client or by an authorized officer, representative or named fiduciary of a client.
B.	NB has engaged Glass Lewis as its proxy voting service provider to:
(i)	provide research on proxy matters;
(ii)	in a timely manner, notify NB of and provide additional solicitation materials made available reasonably in advance of a vote deadline;
(iii)	vote proxies in accordance with NB’s Voting Guidelines or as otherwise instructed and submit such proxies in a timely manner;
(iv)	handle other administrative functions of proxy voting;

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(v)	maintain records of proxy statements and additional solicitation materials received in connection with proxy votes and provide copies of such proxy statements promptly upon request; and
(vi)	maintain records of votes cast.
C.	Except in instances where clients have retained voting authority, NB will instruct custodians of client accounts to forward all proxy statements and materials received in respect of client accounts to Glass Lewis.
D.	NB retains final authority and fiduciary responsibility, consistent with applicable law, for proxy voting for clients that have delegated it authority and discretion to vote proxies.

V.	Conflicts of Interest
A.	NB shall direct Glass Lewis to vote proxies in accordance with the Voting Guidelines described in Section III or, in instances where a material conflict has been determined to exist, NB will generally instruct that such shares be voted in the same proportion as other shares are voted with respect to a proposal, subject to applicable legal, regulatory and operational requirements.. NB believes that this process isreasonably designed to address material conflicts of interest that may arise in conjunction with proxy voting decisions. Potential conflicts considered by the Proxy Committee when it is determining whether to deviate from NB’s Voting Guidelines include, among others: a material client relationship with the corporate issuer being considered; personal or business relationships between the portfolio managers and an executive officer; director, or director nominee of the issuer; joint business ventures; or a direct transactional relationship between the issuer and senior executives of NB.
B.	In the event that an NB Investment Professional believes that it is in the best interest of a client or clients to vote proxies in a manner inconsistent with the Voting Guidelines described in Section III, such NB Investment Professional will contact a member of the Legal & Compliance Department advising the Proxy Committee and complete and sign a questionnaire in the form adopted fromtime to time. Such questionnaires will require specific information, including the reasons the NB Investment Professional believes a proxy vote in this manner is in the best interest of a client or clients and disclosure of specific ownership, business or personal relationship, or other matters that may raise a potential material conflict of interest with respect to the voting of the proxy. The Proxy Committee will meet with the NB Investment Professional to review the completed questionnaire and consider such other matters as it deems appropriate to determine that there is no material conflict of interest with respect to the voting of the proxy in the requested manner. The Proxy Committee shall document its consideration of such othermatters. In the event that the Proxy Committee determines that such vote will not present a material conflict, the Proxy Committee will make a determination whether to vote such proxy as recommended by the NB Investment Professional. In the event of a determination to vote the proxy as recommended by the NB Investment Professional, an authorized member of the Proxy Committee will instruct Glass Lewis to vote in such manner with respect to the client or clients. In the event that the Proxy Committee determines that the voting of a proxy as recommendedby the NB Investment Professional would not be appropriate, the Proxy Committee will:
(i)	take no further action, in which case the Committee shall vote such proxy in accordance with the Voting Guidelines;
(ii)	disclose such conflict to the client or clients and obtain written direction from the client with respect to voting the proxy;
(iii)	suggest that the client or clients engage another party to determine how to vote the proxy;
(iv)	instruct that such shares be voted in the same proportion as other shares are voted with respect to a proposal, subject to applicable legal, regulatory and operational requirements; or
(v)	engage another independent third party to determine how to vote the proxy if voting in the manner described in

(iv) is not feasible.

A record of the Proxy Committee’s determinations shall be prepared and maintained in accordance with applicable policies.

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Proxy Voting Policies and Procedures

C.	In the event that the Voting Guidelines described in Section III do not address how a proxy should be voted the Proxy Committee will make a determination as to how the proxy should be voted. The Proxy Committee will consider such matters as it deems appropriate to determine how such proxy should be voted, including whether there is a material conflict of interest with respect to the voting of the proxy in accordance with its decision. The Proxy Committee shall document its consideration of such matters, and an authorized member of the Proxy Committee will instruct Glass Lewis to vote in such manner with respect to such client or clients.
D.	Material conflicts cannot be resolved by simply abstaining from voting.

VI.	Recordkeeping

NB will maintain records relating to the implementation of the Voting Guidelines and these procedures, including:

(i)	a copy of the Voting Guidelines and these procedures, which shall be made available to clients upon request;
(ii)	proxy statements received regarding client securities (which will be satisfied by relying on EDGAR or Glass Lewis);
(iii)	a record of each vote cast (which Glass Lewis maintains on NB’s behalf);
(iv)	a copy of each questionnaire completed by any NB Investment Professional under Section V above; and
(v)	any other document created by NB that was material to a determination regarding the voting of proxies on behalf of clients or that memorializes the basis for that decision.

Such proxy voting books and records shall be maintained in an easily accessible place, which may include electronic means, for a period of five years, the first two by the Legal & Compliance Department. Material conflicts cannot be resolved by simply abstaining from voting.

VII.	Engagement and Monitoring

Consistent with the firm’s active management strategies, NB portfolio managers and members of the Global Equity Research team continuously monitor material investment factors at portfolio companies. NB professionals remain informed of trends and best practices related to the effective fiduciary administration of proxy voting. NB will make revisions to its Voting Guidelines and related procedures document when it determines it is appropriate or when we observe the opportunity to materially improve outcomes for our clients. Additionally, we will regularly undertake a review of selected voting and engagement cases to better learn how to improve the monitoring of our portfolio companies and the effectiveness of our stewardship activities.

VIII.	Securities Lending

Some NB products or client accounts where NB has authority and responsibility to vote the proxies may participate in a securities lending program administered by NB. Wherea security is currently on loan ahead of a shareholder meeting, NB will generally attempt to terminate the loan in time to vote those shares. Where a security that is potentially subject to being loaned is eligible to be voted in a stockholder meeting a portfolio manager may restrict the security from lending. NB maintains the list of securities restricted from lending and receives daily updates on upcoming proxy events from the custodian.

IX.	Disclosure

Neuberger Berman will publicly disclose all voting records of its co-mingled funds (Undertakings for Collective Investment in Transferable Securities [UCITS] and mutual funds), which can be found at https://www.nb.com/en/global/esg/nb-votes -- Neuberger Berman cannot publicly disclose vote level records for separate accounts without express permission of the client. Neuberger Berman will publicly disclose aggregate reporting on at least an annual basis for all votes cast across co-mingled and separate accounts. Neuberger Berman welcomes the opportunity to discuss the rationale for a given vote with investee companies as part of our ongoing engagement activities. Neuberger Berman may also choose to provide broad explanations for certain voting positions on important or topical issues in advance of the vote. Additionally, our proxy voting guidelines can be found on our website: https://www.nb.com/en/global/esg/nb-votes.

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Proxy Voting Policies and Procedures

Proxy Committee Membership as from January 2023:

•	Joseph Amato, President and Chief Investment Officer (Equities)
•	Jonathan Bailey, Global Head of ESG & Impact Investing
•	Elias Cohen, Portfolio Manager
•	Timothy Creedon, Director of Global Equity Research
•	Richard Glasebrook, Portfolio Manager
•	Brett Reiner, Portfolio Manager
•	Amit Solomon, Portfolio Manager
•	Corey Issing*, Legal and Compliance
•	Caitlin McSherry*, Head of Investment Stewardship

*Corey Issing and Caitlin McSherry serve in advisory roles to the Committee. They are ex officio members of the Committee. They will only vote as full members of the Committee if their votes are needed to establish a quorum or in the event that a vote is needed to break a tie vote.

3/24 ©2024 Neuberger Berman Group LLC. All rights reserved.

A-5

JACKSON CREDIT OPPORTUNITIES FUND
(the “Registrant”)

PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

(1)			Financial Statements.

Part A: Financial Highlights.

Part B: Incorporated by reference to the Registrant’s Form N-CSR for the period ended March 31, 2025, filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(2)			Exhibits.

(a)	(1)	(i)	Declaration of Trust of Registrant, dated June 8, 2023.[1]

		(ii)	Amendment No. 1, dated June 9, 2023, to the Declaration of Trust of Registrant.[1]

(b)			By-Laws of Registrant, dated June 8, 2023.[1]

(c)			Not applicable.

(d)	(1)		See Article IV and Article V (portions relating to shareholders’ rights) of the Declaration of Trust of the Registrant.[1]

	(2)		See Article III (portion relating to shareholders’ rights) of the Bylaws of Registrant.[1]

(e)			Dividend Reinvestment Plan, effective December 1, 2023.[2]

(f)			Not applicable.

Jackson National Asset Management, LLC (“JNAM”)

(g)	(1)		Investment Advisory and Management Agreement between JNAM and Registrant, effective September 30, 2023.[2]

	(2)		Jackson Credit Opportunities Fund LLC Investment Advisory Agreement between JNAM and Jackson Credit Opportunities Fund LLC, effective August 29, 2024, attached hereto.

Neuberger Berman Investment Advisers LLC (“NBIA”)

	(3)		Investment Sub-Advisory Agreement between JNAM and NBIA, effective September 30, 2023.[2]

(h)	(1)		Distribution Agreement between Registrant and JNLD, effective December 1, 2023.[3]

	(2)		Multiple Class Plan for Registrant.[4]

	(3)		Shareholder Servicing Plan for Registrant, adopted September 30, 2023.[2]

(i)			Not Applicable.

(j)	(1)	(i)
Master Global Custody Agreement among State Street Bank and Trust Company, JNL Series Trust, JNL Investors Series Trust, JNL Multi-Manager Alternative Fund (Boston Partners) Ltd., and PPM Funds, dated December 1, 2022 (the “Custody Agreement”).[2]

		(ii)	Amendment, effective May 6, 2023, to the Custody Agreement.[2]

		(iii)	Amendment, effective September 30, 2023, to the Custody Agreement (this amendment adds the Registrant as a party thereto).[2]

		(iv)	Amendment, effective December 15, 2023, to the Custody Agreement (this amendment removes JNL Multi-Manager Alternative Fund (Boston Partners) Ltd. as a party).[4]

		(v)	Amendment, effective February 29, 2024, to the Custody Agreement (this amendment adds Jackson Real Assets Fund as a party thereto).[4]

		(vi)	Amendment, effective April 29, 2024, to the Custody Agreement.[4]

		(vii)	Amendment, effective June 10, 2024, to the Custody Agreement (this amendment adds Jackson Real Assets Fund LLC as a party thereto).[4]

		(viii)	Amendment, effective August 29, 2024, to the Custody Agreement (this amendment adds Jackson Credit Opportunities Fund LLC as a party thereto), attached hereto.

		(ix)	Amendment, effective October 21, 2024, to the Custody Agreement, attached hereto.

		(x)	Amendment, effective April 28, 2025, to the Custody Agreement, attached hereto.

		(xi)	Amendment, effective June 11, 2025, to the Custody Agreement, attached hereto (this amendment removes PPM Funds as a party).

(k)	(1)		Administration Agreement between Registrant and JNAM, effective September 30, 2023.[2]

	(2)	(i)	Transfer Agency Agreement between Registrant and UMB, effective December 1, 2023.[3]

		(ii)	Amended and Restated Schedule C, effective August 29, 2024, to the Transfer Agency Agreement between Registrant and UMB, effective December 1, 2023, attached hereto.

(l)			Opinion and Consent of Counsel, attached hereto.

(m)			Not Applicable.

(n)			Consent of Auditors, attached hereto.

(o)			Not Applicable.

(p)			Initial Capital Agreement.[2]

(q)			Not Applicable.

(r)	(1)		Jackson Financial Inc. Advisory Code of Ethics Policy for Registrant, JNAM, and JNLD, dated April 1, 2025, attached hereto.

	(2)		Code of Ethics for NBIA, dated January 16, 2024, attached hereto.

(s)			Power of Attorney, attached hereto.

[1]
Incorporated by reference to Registrant's registration statement on Form N-2 (File Nos. 333-273363 and 811-23889) (“Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on July 21, 2023.

[2]	Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to the Registration Statement filed with the SEC on October 24, 2023.
[3]	Incorporated by reference to Registrant's Pre-Effective Amendment No. 2 to the Registration Statement filed with the SEC on November 21, 2023.
[4]	Incorporated by reference to Registrant's Post-Effective Amendment No. 1 to the Registration Statement filed with the SEC on July 12, 2024.

Item 26. Marketing Arrangements.

Not applicable.

Item 27. Other Expenses of Issuance or Distribution.

Not applicable.

Item 28. Persons Controlled by or under Common Control with Registrant.

Certain “fund of funds” of JNL Series Trust may invest in Class I shares of the Registrant. The JNL Series Trust shares are sold directly through the separate accounts (listed below) of Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York, each a stock life insurance company organized under the laws of the state of Michigan and under the laws of the state of New York, respectively, and each is a wholly owned subsidiary of Jackson Financial Inc., a publicly traded life insurance company in the United States.

Separate Accounts:
Jackson National Separate Account I
Jackson National Separate Account III
Jackson National Separate Account IV
Jackson National Separate Account V
JNLNY Separate Account I
JNLNY Separate Account II
JNLNY Separate Account IV

The organizational chart for Jackson Financial Inc. indicates those persons who are controlled by or under common control with Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

The Registrant wholly owns and controls Jackson Credit Opportunities Fund LLC (the “JCOF Subsidiary”), a limited liability company organized under the laws of the State of Delaware. The JCOF Subsidiary’s financial statements will be included on a consolidated basis in the Registrant’s annual and semi-annual reports to shareholders.

The organizational chart for Jackson Financial Inc. is attached hereto.

Item 29. Number of Holders of Securities.

The following table sets forth the number of record holders of the Registrant’s Class I shares as of June 30, 2025:

Title of Class	Number of Record Holders
Class I Shares	10

Item 30. Indemnification.

Declaration of Trust:  Article IV of the Registrant’s Declaration of Trust provides that each of its Trustees and Officers (including persons who serve at the Registrant’s request as directors, officers or trustees of another organization in which the Registrant has any interest as a shareholder, creditor or otherwise) (each, a “Covered Person”) shall be indemnified by the Registrant against all liabilities and expenses that may be incurred by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Registrant or its shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Article IV, Section 4.3 of the Registrant’s Declaration of Trust provides the following:

(a)	Subject to the exceptions and limitations contained in paragraph (b) below:

(i)
every person who is, or has been, a Trustee, officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) shall be indemnified by the Trust, to the fullest extent permitted by law against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

(ii)
the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)	No indemnification shall be provided hereunder to a Trustee or officer:

	(i)	against any liability to the Trust or the Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

	(ii)	with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust;

(iii)
in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(ii) resulting in a payment by a Trustee or officer, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office:

		(A)	by the court or other body approving the settlement or other disposition;

(B)
based upon a review of readily available facts (as opposed to a full trial-type inquiry) by (i) vote of a majority of the Non-interested Trustees acting on the matter (provided that a majority of the Non-interested Trustees then in office act on the matter) or (ii) written opinion of independent legal counsel; or

		(C)	by a vote of a majority of the Shares outstanding and entitled to vote (excluding Shares owned of record or beneficially by such individual).

(c)
The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Trustee or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors, administrators and assigns of such a person.  Nothing contained herein shall affect any rights to indemnification to which personnel of the Trust other than Trustees and officers may be entitled by contract or otherwise under law.

(d)
Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in paragraph (a) of this Section 4.3 may be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4.3, provided that either:

	(i)	such undertaking is secured by a surety bond or some other appropriate security provided by the recipient, or the Trust shall be insured against losses arising out of any such advances; or

(ii)
a majority of the Non-interested Trustees acting on the matter (provided that a majority of the Non-interested Trustees act on the matter) or an independent legal counsel in a written opinion shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in Section 4.3 of the Registrant’s Declaration of Trust, a “Non-interested Trustee” is one who (i) is not an Interested Person of the Trust (including anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (ii) is not involved in the claim, action, suit or proceeding.

Indemnification Arrangements: The foregoing indemnification arrangements are subject to the provisions of Section 17(h) of the Investment Company Act.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

In addition to the above indemnification, Jackson National Life Insurance Company extends its indemnification of its own officers, directors and employees to cover such persons’ activities as officers, trustees or employees of the Registrant.

Item 31. Business and Other Connections of Investment Adviser.

Incorporated herein by reference from the Prospectus and Statement of Additional Information relating to the Trust are the following: the description of the business of JNAM contained in the section entitled “Management of the Fund” of the Prospectus, and the biographical information pertaining to Messrs. Anyah, Bouchard, Gillespie, Rybak, Wehrle, Wood, Childs, Gorman, Harding, Koors, Lueck, O’Boyle, Nerud, and Tedeschi; and Mses. Carnahan, Woodworth, Bennett, Crosser, Leeman, Nelson, and Rhee contained in the section entitled “Trustees and Officers of the Fund” and the description of JNAM contained in the section entitled “Investment Adviser” of the Statement of Additional Information.

Directors and Officers of JNAM:

NAME	ADDRESS	PRINCIPAL OCCUPATION

Lisa Benkowski	1 Corporate Way Lansing, Michigan 48951	Assistant Vice President, Business Systems (08/20/2016 to 02/26/2022). Vice President, Technology Solutions Integration (02/26/2022 to 07/31/2023).

Emily Bennett	1 Corporate Way Lansing, Michigan 48951	Assistant Vice President, Legal (02/17/2018 to 08/27/2022). Deputy General Counsel (08/30/2021 to present); and Vice President, Legal (08/27/2022 to present).

Steve Birch	1 Corporate Way Lansing, Michigan 48951	Director, Risk (08/31/2019 to 08/23/2024). Assistant Vice President, Risk (08/24/2024 to present).

Eric Bjornson	1 Corporate Way Lansing, Michigan 48951	Vice President, Operations (06/28/2014 to 02/26/2022). Senior Vice President, Operations (02/26/2022 to present).

Garett J. Childs	1 Corporate Way Lansing, Michigan 48951	Vice President, Finance and Risk (02/16/2019 to present); and Chief Financial Officer (08/28/2021 to present).

Robert Dombrower	1 Corporate Way Lansing, Michigan 48951	Vice President (07/01/2017 to present).

Kevin Frank	1 Corporate Way Lansing, Michigan 48951	Assistant Vice President, Fund Operations and Accounting Policy (09/11/2018 to 02/26/2022). Vice President, Fund Operations and Accounting Policy (02/26/2022 to present).

Devkumar Ganguly	1 Corporate Way Lansing, Michigan 48951	Managing Board Member (01/01/2023 to present).

Mark Godfrey	1 Corporate Way Lansing, Michigan 48951	Vice President (07/01/2017 to present).

Scott Golde	1 Corporate Way Lansing, Michigan 48951	Managing Board Member (01/01/2023 to present).

Stephanie Goodrich	1 Corporate Way Lansing, Michigan 48951	Assistant Vice President, Sub-Adviser Oversight (08/31/2019 to present).

Richard Gorman	1 Corporate Way Lansing, Michigan 48951	Senior Vice President, Chief Compliance Officer (08/20/2018 to present).

William Harding	1 Corporate Way Lansing, Michigan 48951	Senior Vice President, Chief Investment Officer (06/28/2014 to present).

Kelli Hill	1 Corporate Way Lansing, Michigan 48951	Vice President (07/01/2017 to present).

Sean Hynes	1 Corporate Way Lansing, Michigan 48951	Assistant Vice President, Investment Management (08/20/2016 to 02/24/2024). Vice President, Investment Management (02/24/2024 to present).

Daniel W. Koors	1 Corporate Way Lansing, Michigan 48951	Senior Vice President (01/2009 to present); and Chief Operating Officer (04/11/2011 to present).

Jim McCartin	1 Corporate Way Lansing, Michigan 48951	Vice President (09/01/2018 to present).

Christopher Miller	1 Corporate Way Lansing, Michigan 48951	Assistant Vice President, Valuation (08/26/2023 to present).

Mia K. Nelson	1 Corporate Way Lansing, Michigan 48951	Assistant Vice President, Tax (02/18/2017 to 08/27/2022). Vice President, Tax (08/27/2022 to present).

Mark D. Nerud	1 Corporate Way Lansing, Michigan 48951	Managing Board Member (05/20/2015 to present); Chairman (09/19/2022 to present); President (01/01/2007 to present); and Chief Executive Officer (01/01/2010 to present).

Joseph B. O’Boyle	1 Corporate Way Lansing, Michigan 48951	Vice President, Compliance (09/10/2015 to present).

Joseph Patracuollo	300 Innovation Drive Franklin, Tennessee 37067	Jackson National Life Distributors – Vice President (08/01/2018 to 09/10/2022) Head of Portfolio Specialist Group (09/10/2022 to present).

Mark Pliska	1 Corporate Way Lansing, Michigan 48951	Assistant Vice President, Investment Management (03/01/2021 to 02/24/2024). Vice President, Investment Management (02/24/2024 to present).

Alison Reed	300 Innovation Drive Franklin, Tennessee 37067	Managing Board Member (06/30/2016 to present).

Susan S. Rhee	1 Corporate Way Lansing, Michigan 48951	Secretary (11/2000 to present); Senior Vice President (01/01/2010 to present); and General Counsel (01/01/2010 to present).

Kristan L. Richardson	1 Corporate Way Lansing, Michigan 48951	Assistant Secretary (06/12/2014 to present).

Andrew Tedeschi	1 Corporate Way Lansing, Michigan 48951	Vice President, Financial Reporting (01/28/2019 to present).

Tiffany Williams	1 Corporate Way Lansing, Michigan 48951	Assistant Secretary (11/15/2021 to 05/26/2023).

Bryan Yates	1 Corporate Way Lansing, Michigan 48951	Assistant Vice President, Investment Operations (08/20/2016 to 02/26/2022). Vice President, Investment Operations (02/26/2022 to present).

Neuberger Berman Investment Advisers LLC, the sub-adviser of the Trust, is primarily engaged in the business of rendering investment advisory services. Reference is made to the most recent Form ADV and schedules thereto on file with the Commission for a description of the names and employment of the directors and officers of the sub-advisers and other required information:

SUB-ADVISER:	FILE NO.:

Neuberger Berman Investment Advisers LLC	801-61757

Item 32. Location of Accounts and Records.

The accounts, books, and records of the Registrant, that are required to be maintained by Section 31(a) of the Investment Company Act, and the rules thereunder, are located at the offices of the Registrant at 1 Corporate Way, Lansing, Michigan 48951, at 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606, and at the following locations:

Office of the Administrator	1 Corporate Way Lansing, Michigan 48951

Office of the Custodian: State Street Bank and Trust Company	One Congress Street, Suite 1 Boston, Massachusetts 02114-2016

Neuberger Berman Investment Advisers LLC	1290 Avenue of the Americas, New York, New York 10104

Office of the Transfer Agent: UMB Fund Services, Inc.	235 West Galena Street Milwaukee, Wisconsin 53212

Item 33. Management Services.

Not Applicable.

Item 34. Undertakings.

1. Not Applicable.

2. Not Applicable.

3. The Registrant undertakes:

a. to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended.

(2) To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d. That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(1) if the Registrant is subject to Rule 430B under the Securities Act of 1933, as amended:

(A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act of 1933, as amended, for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933, as amended, shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C under the 1933 Act: Each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, as amended, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. That for the purpose of determining liability of the Registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933, as amended;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act of 1933, as amended, relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Not applicable.

5. Not applicable.

6. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment under rule 486(b) under the Securities Act and has duly caused this Post-Effective Amendment No. 2 to be signed on its behalf by the undersigned, duly authorized, in the City of Lansing and the State of Michigan on the 18th day of July, 2025.

JACKSON CREDIT OPPORTUNITIES FUND

/s/ Emily J. Bennett
Emily J. Bennett
Vice President and Assistant Secretary; and *Attorney-in-Fact, pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

/s/ Emily J. Bennett	*	July 18, 2025
Eric O. Anyah
Trustee

/s/ Emily J. Bennett	*	July 18, 2025
Michael Bouchard
Trustee

/s/ Emily J. Bennett	*	July 18, 2025
Ellen Carnahan
Trustee

/s/ Emily J. Bennett	*	July 18, 2025
John W. Gillespie
Trustee

/s/ Emily J. Bennett	*	July 18, 2025
William R. Rybak
Trustee

/s/ Emily J. Bennett	*	July 18, 2025
Mark S. Wehrle
Trustee

/s/ Emily J. Bennett	*	July 18, 2025
Edward C. Wood
Trustee

/s/ Emily J. Bennett	*	July 18, 2025
Patricia A. Woodworth
Trustee

/s/ Emily J. Bennett	*	July 18, 2025
Mark D. Nerud
Trustee, President, Chief Executive Officer (Principal Executive Officer), and Chief Operating Decision Maker

/s/ Emily J. Bennett	*	July 18, 2025
Andrew Tedeschi
Treasurer and Chief Financial Officer (Principal Financial Officer)

EXHIBIT LIST

Exhibit Number 25(2)			Exhibit Description

(g)	(2)		Jackson Credit Opportunities Fund LLC Investment Advisory Agreement between JNAM and Jackson Credit Opportunities Fund LLC, effective August 29, 2024, attached hereto as EX 25(2)(g)(2).

(j)	(1)	(viii)	Amendment, effective August 29, 2024, to the Custody Agreement (this amendment adds Jackson Credit Opportunities Fund LLC as a party thereto), attached hereto as EX 25(2)(j)(1)(viii).

(j)	(1)	(ix)	Amendment, effective October 21, 2024, to the Custody Agreement, attached hereto as EX 25(2)(j)(1)(ix).

(j)	(1)	(x)	Amendment, effective April 28, 2025, to the Custody Agreement, attached hereto as EX 25(2)(j)(1)(x).

(j)	(1)	(xi)	Amendment, effective June 11, 2025, to the Custody Agreement, attached hereto as EX 25(2)(j)(1)(xi).

(k)	(2)	(ii)	Amended and Restated Schedule C, effective August 29, 2024, to the Transfer Agency Agreement between Registrant and UMB, effective December 1, 2023, attached hereto as EX 25(2)(k)(2)(ii).

(l)			Opinion and Consent of Counsel, attached hereto as EX 25(2)(l).

(n)			Consent of Auditors, attached hereto as EX 25(2)(n).

(r)	(1)		Jackson Financial Inc. Advisory Code of Ethics Policy for Registrant, JNAM, and JNLD, dated April 1, 2025, attached hereto as EX 25(2)(r)(1).

(r)	(2)		Code of Ethics for NBIA, dated January 16, 2024, attached hereto as EX 25(2)(r)(2).

(s)			Power of Attorney, attached hereto as EX 25(2)(s).

Exhibit Number 28			Exhibit Description

			The organizational chart for Jackson Financial Inc. is attached hereto as EX 28.